As filed with the Securities and Exchange Commission on September 13, 2024

Securities Act File No. 333-274313

Investment Company Act File No. 811-23898

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement

Under

the Securities Act of 1933 ☐

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 2 ☒

and/or

Registration Statement

Under

the Investment Company Act of 1940 ☐

Amendment No. 7 ☒

Axxes Private Markets Fund

(Exact name of Registrant as specified in Charter)

3011 Ponce de Leon Blvd.

Suite 1420

Coral Gables, FL 33134

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: 1-(877) 462-9937

Joseph DaGrosa, Jr.

Chief Executive Officer

3011 Ponce de Leon Blvd.

Suite 1420

Coral Gables, FL 33134

(Name and address of agent for service)

COPY TO:

Steven B. Boehm, Esq.

Eversheds Sutherland (US) LLP

700 6th St NW

Washington, DC 20001-3980

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box ☐

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

If this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto, check the following box ☐

If this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box ☐

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☒	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities and Exchange Act of 1934).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, dated September 13, 2024

Axxes Private Markets Fund

PROSPECTUS

September 16, 2024

Class A Shares (AXEAX)

Class C Shares (AXECX)

Class I Shares (AXEIX)

3011 Ponce de Leon Blvd.

Suite 1420

Coral Gables, FL 33134

Axxes Private Markets Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund.

Investment Objective. The Fund’s investment objective is to seek long-term capital appreciation.

Investment Portfolio. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in private market investments. Private market investments are equity investments of any type in private investment vehicles, such as private equity funds and private co-investment vehicles, which are commingled asset pools that typically offer their securities privately, without registering such securities under the Securities Act of 1933, as amended (the “Securities Act”) (“Investment Funds”). The Investment Funds in which the Fund will invest will be excluded from the definition of “investment company” under Section 3(c)(7) of the 1940 Act, and thus will not be regulated as investment companies under the 1940 Act. The Fund intends to invest approximately 90% of its assets in Investment Funds managed by Grosvenor Capital Management, L.P. or an affiliate (collectively, “GCM Grosvenor”) and Fisher Lynch Capital, LLC or an affiliate (collectively, “FLC” and with GCM Grosvenor, the “Core Independent Managers”). The remaining 10% of the Fund’s assets will be invested in liquid securities for cash management purposes. The Fund intends to deploy its assets into one or more Investment Funds managed by each Core Independent Manager in roughly equal amounts, subject in all cases to the discretion of the Fund’s investment advisor, availability of appropriate investments and market conditions. The Core Independent Managers will primarily invest the assets of the Investment Funds that they manage in direct access co-investments or secondary investments sponsored by the Core Independent Manager or a third-party private equity fund manager. For a further discussion of the Fund’s investment strategies, see “Investment Program.”

Investment Adviser. The Fund’s investment adviser is Axxes Advisors LLC (the “Advisor”), an SEC registered investment adviser under the Investment Advisers Act of 1940, as amended. See “Management of the Fund.”

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund, including Class A shares, Class C shares, and Class I shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. Ultimus Fund Distributors LLC (the “Distributor”) acts as the distributor of the shares on a best efforts basis, subject to various conditions. The Distributor may enter into selected dealer agreements with various brokers and dealers and their agents that have agreed to participate in the distribution of the shares (“Financial Intermediaries”). The Fund is offering to sell, through the Distributor and Financial Intermediaries, under the terms of this prospectus (the “Prospectus”), an unlimited number of shares of beneficial interest, at net asset value (“NAV”) plus the applicable sales load, if any. The Fund has received exemptive relief from the SEC to issue multiple classes of shares with different sales loads and ongoing shareholder servicing and/or distribution fees. The initial NAV per share for Class A shares, Class C shares and Class I shares, is $10.00 per share. The maximum front-end sales load is 5.75% of the amount invested for Class A shares, while Class C shares and Class I shares are not subject to front-end sales loads. Class C shares are subject to a contingent deferred sales charge (“CDSC”) of 1.00% on any shares repurchased less than 365 days after their purchase. The initial minimum purchase amounts are $25,000 in Class A and Class C shares and $1 million in Class I shares. The Fund may waive the investment minimum for Class I shares, however, the Fund will not waive the investment minimum to an amount below $25,000. The minimum initial and additional investments may be reduced by the Fund with respect to employees, officers or Trustees of the Fund, the Advisor or their affiliates. Financial Intermediaries may aggregate several customer accounts to accumulate the requisite initial investment minimum for Class I shares. However, under no circumstances will a Financial Intermediary accept an initial investment from an investor in an amount less than $25,000, whether from an individual investor’s contribution to an aggregated order or an individual investor’s investment on its own. Additional purchases must be for a minimum of $5,000 for the Class A, Class C and Class I shares, except for purchases made pursuant to our distribution reinvestment plan. The Distributor and/or any Financial Intermediary may impose additional eligibility requirements for investors who purchase shares through the Distributor or such Financial Intermediary. Investors may only purchase Class I shares through the Distributor or through a registered investment adviser (a “RIA”) that has entered into an arrangement with the Distributor for such RIA to offer Class I shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored by such RIA. The Distributor and/or any such RIA may also impose additional eligibility requirements for investors who purchase Class I shares from the Distributor through such RIA. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to solicit orders for the sale of the shares. Monies received will be invested promptly. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act.

Minimum Offering Requirement. The Fund will not sell any shares until at least $25,000,000 in subscriptions for any combination of purchases of Class A shares, Class C shares and Class I shares have been received by the Fund (“Minimum Offering Requirement”) (which subscriptions will be held in an interest-bearing escrow account by the Fund’s escrow agent). See “Prospectus Summary – Minimum Offering Requirement” and “Plan of Distribution.”

	Price to the Public	Maximum Upfront Sales Load	Proceeds to the Fund Before Expenses (1)
Class A shares	At current NAV, plus a sales load of up to 5.75%	5.75%	Amount invested at current purchase price, less applicable sales load
Class C shares	At current NAV	—	Amount invested at current NAV
Class I shares	At current NAV	—	Amount invested at current NAV

(1)	The Fund’s estimated organizational and offering expenses (including pre-effective expenses) for the initial 12-month period of investment operations are $553,200. See “Fund Expenses.”

Eligible Investors. Shares will be sold only to investors that represent that they are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act. The initial minimum purchase amounts are $25,000 in Class A and Class C shares and $1 million in Class I shares. The Fund may waive the investment minimum for Class I Shares, however, the Fund will not waive the investment minimum to an amount below $25,000. See “Prospectus Summary – Eligible Investors” and “Purchases of Shares.”

Risks. An investment in our shares involves a high degree of risk. In particular:

●	The Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Fund and should be viewed as a long-term investment.

●	The amount of distributions that the Fund may pay, if any, is uncertain.

●	The Fund may pay distributions, if any, in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings, and amounts from the Fund’s affiliates that are subject to repayment by investors, which may constitute a return of capital. Return of capital distributions may have adverse consequences for shareholders. To the extent that any portion of the Fund’s distributions is considered a return of capital, the amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in its shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the shares. See “Distribution Policy.”

●	The Fund primarily invests in private equity investments. The securities of private equity funds, as well as the underlying companies these funds invest in, tend to be illiquid, and highly speculative.

●	An investor will pay a sales load of up to 5.75% for Class A shares and offering expenses of up to 1.25% on the amounts it invests. If you pay the maximum aggregate 5.75% sales load on Class A shares and offering expenses, you must experience a total return on your net investment of 7.00% for Class A shares in order to recover these expenses.

●	The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s shares.

●	Liquidity for the Fund’s shares will be provided only through quarterly repurchase offers for no less than 5% of Fund’s shares at NAV, and there is no guarantee that an investor will be able to sell all the shares that the investor desires to sell in the repurchase offer. Due to these restrictions, an investor should consider an investment in the Fund to be of limited liquidity.

●	Investing in the Fund’s shares may be speculative and involves a high degree of risk, including the risks associated with leverage. See “Types of Investments and Related Risks - Investment Related Risks - Leverage Utilized by the Fund.”

Before buying any shares, you should read the discussion of the principal risks of investing in the Fund, which are summarized in “Prospectus Summary – Risk Factors” beginning on page 4 and in “Types of Investments and Related Risks” beginning on page 22.

Interval Fund. The Fund operates as an interval fund, and as such, it conducts quarterly repurchase offers at NAV of no less than 5% of the Fund’s outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of the Board of Trustees of the Fund (the “Board”) and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares to be of limited liquidity. Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the date the repurchase offer ends (the “Repurchase Request Deadline”). The Repurchase Request Deadline will be determined by the Board and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no less than 21 days and no more than 42 days, and is expected to be approximately 30 days. The repurchase price of the shares will be the NAV as of the close of regular trading on the New York Stock Exchange on a date no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (the “Repurchase Pricing Date”). Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account within seven days of the Repurchase Pricing Date. Please contact your Financial Intermediary regarding the specific timing of payment proceeds. Repurchases are expected to occur in or around the last month of each calendar quarter, beginning within six months after the date that the Minimum Offering Requirement has been met. See “Repurchases and Transfers of Shares” and “Repurchase Risks.”

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information (“SAI”) dated September 16, 2024, has been filed with the SEC. The SAI is available upon request and without charge by writing to the Fund at c/o Axxes Advisors LLC, 3011 Ponce de Leon Blvd, Suite 1420, Coral Gables, Florida 33134 or by calling 1-(877) 462-9937. The SAI, and other information about the Fund, is also available on the SEC’s website (http://www.sec.gov). The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link.

The Fund’s annual and semi-annual shareholder reports will be made available on the Fund’s website, (https://axxesfundsolutions.com) and on the SEC’s website (http://www.sec.gov).

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and shares are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of shares in any state or other jurisdiction where the offer is not permitted.

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PROSPECTUS SUMMARY

THE FUND

Axxes Private Markets Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company that is operated as an interval fund.

The Fund offers three separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”) Class C (“Class C Shares”) and Class I (“Class I Shares”) to Eligible Investors (as defined herein). Class A Shares, Class C Shares and Class I Shares are subject to different fees and expenses. Sales loads will reduce the amount of an investor’s investment in the Fund. The Fund may offer additional classes of Shares in the future.

The Fund is offering an unlimited number of its Class A Shares, Class C Shares and Class I Shares on a continuous basis at NAV. The initial NAV for each share class is $10.00 per Share (the “Initial Offering Price”). The Fund has received exemptive relief from the SEC to issue multiple classes of Shares with different sales loads and ongoing shareholder servicing and/or distribution fees.

INVESTMENT PROGRAM	The Fund’s investment objective is to seek long-term capital appreciation. The Fund’s investment objective is not fundamental and may be changed at the discretion of the Fund’s Board of Trustees (the “Board”) without shareholder approval.

Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in private market investments. Private market investments are equity investments of any type in private investment vehicles, such as private equity funds and private co-investment vehicles, which are commingled asset pools that typically offer their securities privately, without registering such securities under the Securities Act of 1933, as amended (the “Securities Act”) (“Investment Funds”). The Investment Funds in which the Fund will invest will be excluded from the definition of “investment company” under Section 3(c)(7) of the 1940 Act, and thus they will not be regulated as investment companies under the 1940 Act. The Fund intends to invest approximately 90% of its assets in Investment Funds managed by Grosvenor Capital Management, L.P. or an affiliate (collectively, “GCM Grosvenor”) and Fisher Lynch Capital, LLC or an affiliate (collectively, “FLC” and with GCM Grosvenor, the “Core Independent Managers”). The remaining 10% of the Fund’s assets will be invested in liquid securities for cash management purposes. The Fund intends to deploy its assets into one or more Investment Funds managed by each Core Independent Manager in roughly equal amounts, subject in all cases to the discretion of the Axxes Advisors LLC, the Fund’s investment advisor (the “Advisor”), availability of appropriate investments and market conditions.

The Core Independent Managers will primarily invest the assets of the Investment Funds that they manage in direct access co-investments (“Direct Access Co-Investments”) or secondary investments (“Secondary Investments” together with Direct Access Co-Investments, the “Underlying Investments”) sponsored by the Core Independent Manager or a third-party private equity fund manager (an “Underlying Independent Manager” together with the “Core Independent Managers,” the “Investment Managers”). The Fund does not intend to allocate its assets to primary investments (or “primaries”) in new funds being raised by an Investment Manager. The Fund will not “control” the Investment Funds as that term is defined in Section 2(a)(9) of the 1940 Act.

A Direct Access Co-Investment is an investment through or alongside certain Investment Funds sponsored or managed by an Investment Manager in the Investment Manager’s buyout and growth equity opportunities on a deal by deal basis. Buyouts usually focus on acquiring controlling equity interests in small-, mid- or large-cap companies which are cash flow positive; such investments collectively represent a substantial majority of the capital deployed in the overall private equity market. The use of debt financing, or leverage, is prevalent in buyout transactions, particularly in the large-cap segment. Growth equity typically involves investments in established companies with strong growth characteristics and relatively low levels of financial leverage. Companies typically raise growth equity to accelerate organic initiatives and to execute add-on acquisitions.

A Secondary Investment is a direct investment in an existing Investment Fund managed or sponsored by an Investment Manager. Secondary Investments may be GP-led or LP-led. A GP-led secondary transaction is a sale process initiated by an Investment Fund’s GP, aiming to provide existing LPs with optional early liquidity. GP-led transactions may be accomplished through a variety of structures including the creation of continuation vehicles or strip sales. The GP-led segment has been experiencing rapid growth. In a LP-led secondary, an existing LP in an Investment Fund sells its interest to a third party, such as an Investment Fund. Purchasing Secondary Investments may involve certain transaction fees such as legal fees, due to certain restrictions on transfers of LP interests. “See Risks Related to the Structure of Investment Funds – Secondary Investments”

The portfolio companies that underlie the Fund’s Underlying Investments may be domiciled in the United States or outside the United States, though the Fund will principally seek to have exposure to U.S. domiciled portfolio companies. The Advisor intends for the Fund to have limited exposure to emerging market countries.

The Fund seeks to diversify its Underlying Investments across industries, and does not intend to concentrate its investments (i.e., invest more than 25% of its total assets) in any one industry or group of industries. The Investment Funds in which the Fund may invest, however, may concentrate in certain sectors. The Fund anticipates it will have exposure to multiple sectors including Energy and Utilities, Materials, Industrials, Consumer Discretionary, Consumer Staples, Healthcare, Financials, Information Technology, and Communication Services.

Generally, the Advisor will seek to invest no more than 25% of the Fund’s total assets, measured at the time of investment, in any one Underlying Investment.

The Fund will hold liquid assets to the extent required for purposes of liquidity management. The liquid assets are intended to provide an investment return in order to mitigate “cash drag” while supporting the Fund’s investment activities and Share repurchase program. Liquid assets may include both fixed income and equities as well as public and private vehicles that derive their investment returns from fixed income and equity securities. The Fund intends to invest approximately 10% of its total assets in more liquid securities for cash management purposes.

Each Core Independent Manager may invest in the Fund alongside existing shareholders, provided that no such investment will be made that would cause a Core Independent Manager to be an “affiliated person” of the Fund under the 1940 Act (i.e., at no time will a Core Independent Manager own 5% or more of the Fund’s outstanding voting securities or otherwise control the Fund).

The Fund may or may not name additional “core independent managers” in the future. Additionally, the Fund may at any time determine not to invest in Investment Funds managed by the Core Independent Managers and, instead, may determine to allocate its assets to Investment Funds not managed by a Core Independent Manager. See “Investment Program.”

Investment Process

The Advisor and its investment personnel use a range of resources to identify promising investment opportunities presented to the Fund by Core Independent Managers. The Advisor will have discretion over the selection and sizing (subject to an investment cap and certain minimum investment thresholds) of each Underlying Investment.

The Advisor leads its own diligence process with respect to Underlying Investments presented to it by the Core Independent Manager, but generally relies on the Investment Managers to perform most of the due diligence on the relevant portfolio company underlying such Underlying Investment and to negotiate terms of the particular Direct Access Co-Investment or Secondary Investment.

The Advisor will conduct a review of each Underlying Investment opportunity presented to it by a Core Independent Manager. The Advisor’s due diligence process includes an evaluation and risk reward analysis in the context of the Fund’s objectives and constraints. The Advisor’s due diligence process is supported by the Advisor’s own research and additional diligence materials provided by a Core Independent Manager. The Advisor may develop reports and supporting materials for discussions on these opportunities. The Advisor will then identify the most attractive opportunities and focus its resources on them.

For each Underlying Investment opportunity that the Advisor has determined is compelling after screening, the Advisor will pursue additional diligence which may include Q&A with the Investment Manager. The Advisor will then decide whether to approve the investment and its appropriate size.

See “Investment Program – Investment Process” and “Investment Program – Due Diligence.”

CORE INDEPENDENT MANAGERS	Together, the Core Independent Managers boast 50 years of experience with over 180 dedicated investment professionals based in 12 offices globally.

GCM Grosvenor

GCM Grosvenor is one of the world’s largest independent alternative asset management firms with $77 billion in assets under management as of December 31, 2023. For over 50 years, GCM Grosvenor has specialized in creating and managing portfolios of alternative investments on behalf of clients and investors. The firm offers clients and investors comprehensive investment solutions for infrastructure, private equity, real estate, absolute return strategies, credit, strategic investments and multi-asset class investing. GCM Grosvenor’s client base includes some of the world’s largest pension funds, sovereign wealth entities, corporations and financial institutions, as well as diversified individual investors. GCM Grosvenor has a global presence with its headquarters in Chicago and offices in New York, Toronto, London, Frankfurt, Tokyo, Hong Kong, Seoul and Sydney.

Fisher Lynch Capital

FLC is a leading independent private equity co-investment firm. FLC was founded in 2003 with a mission to bring private equity co-investment solutions to investors previously unable to access the strategy and today is one of the few major private equity firms with an exclusive focus on co-investing. FLC has grown to manage over $7.5 billion in investor commitments across multiple co-investment funds and separate accounts as of December 31, 2023. FLC believes that it is distinguished by its co-investment focus, its broad set of private equity sponsor relationships, its robust deal flow, and its established track record. FLC’s investors include some of the world’s largest and most sophisticated institutional investors as well as family offices and individual investors. FLC operates from three offices in Boston, the San Francisco Bay area, and London.

A Core Independent Manager may invest the assets of the Investment Funds that it manages in Underlying Investments sponsored by it or an Underlying Independent Manager. None of the Core Independent Managers or Underlying Independent Managers are sponsors, promoters, advisers or affiliates of the Fund. Past performance of the Investment Funds and Underlying Investments managed by the Core Independent Managers and/or Underlying Independent Managers is not necessarily indicative of future results of those Investment Funds or Underlying Investments.

See “Investment Program – Core Independent Managers.”

RISK FACTORS	An investment in the Fund involves a high degree of risk and may involve loss of capital, up to the entire amount of a shareholder’s investment. Other risks include:

●	The Fund’s performance depends upon the performance of the Investment Managers and selected investment styles (e.g., buyout and growth equity), the adherence by such Investment Managers to such selected investment styles, the instruments used by such Investment Managers and the Advisor’s ability to select Investment Managers and styles and effectively allocate Fund assets among them.

●	The Fund’s investment portfolio will consist of Investment Funds which hold securities issued mainly by privately held companies, and operating results for a specified period will be difficult to predict. Such investments involve a high degree of business and financial risk that can result in substantial losses.

●	The securities in which an Investment Manager may invest may be among the most junior in an operating company’s capital structure and, thus, subject to the greatest risk of loss. Generally, there will be no collateral to protect such investments.

●	Subject to the limitations and restrictions of the 1940 Act, the Fund may use leverage by borrowing money to satisfy repurchase requests and for other temporary purposes, which may increase the Fund’s volatility. Leverage is a speculative technique that exposes the Fund to greater risk and higher costs than if it were not implemented. The Fund will have to pay interest on its borrowings, which may reduce the Fund’s current income.

●	An Investment Fund’s investments may be in operating companies whose capital structures are highly leveraged. Such investments involve a high degree of risk in that adverse fluctuations in the cash flow of such operating companies, or increased interest rates, may impair the ability to meet their obligations, which may accelerate and magnify declines in the value of any such investments in a down market.

●	Shareholders will bear the direct expenses of the Fund and the indirect expenses of the Investment Funds and the Underlying Investments.

●	Fund shareholders will have no right to receive information directly from the Investment Funds, the Underlying Investments, or Investment Managers, and will have no recourse against the Investment Funds, the Underlying Investments or the Investment Managers.

●	The Fund, Investment Funds and Underlying Investments are subject to risks associated with legal and regulatory changes applicable to the private equity industry.

●	The Fund intends to qualify and elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), but may be subject to substantial tax liabilities if it fails to so qualify.

●	The Fund may allocate substantially all of its assets to Investment Funds that follow a particular type of style, which may expose the Fund to the risks of that style.

●	To the extent that the Fund does not receive timely valuation information from the Investment Managers, the Fund’s ability to accurately calculate its net asset value may be impaired. The Investment Managers generally provide valuations on a quarterly basis, whereas the Fund determines the NAV of each share class daily. A large portion of the Fund’s investments will not be publicly traded and will not have readily available market quotations. As such, the majority of the Fund’s investments will be valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. Fair valuations may prove to be inaccurate. Neither the Advisor nor the Board will be able to confirm independently the accuracy of valuation information provided by the Investment Managers (and audits of the Investment Managers and the various entities they sponsor and/or control, if conducted, generally occur only once a year). Valuation information could also be inaccurate due to fraudulent activity, mis-valuation or inadvertent error. The Fund may not uncover errors in valuation for a significant period of time, if ever.

●	The Fund may not be able to vote on matters that require the approval of an Investment Fund’s or Underlying Investment’s investors, including matters that could adversely affect the Fund.

●	The Fund may receive in-kind distributions of securities from an Investment Fund that are illiquid or difficult to value and difficult to dispose of.

●	There is no market exchange available for Shares of the Fund thereby making them illiquid and difficult to dispose of.

●	We may be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence.

●	Although the Fund intends to implement a quarterly Share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares that the investor desires to sell. The Fund should therefore be considered to offer only limited liquidity.

●	The Fund will invest in Investment Funds, which will result in indirect expenses, such as asset-based fees and incentive fees (if any), that may be higher than those of other types of securities. As such, shareholders of the Fund will indirectly be subject to additional layers of fees, beyond the direct expenses of the Fund.

●	Investment Funds located outside of the United States may be subject to withholding taxes in such jurisdictions, which may reduce the returns of the Fund.

●	Investment Funds in which the Fund may invest will not be registered as investment companies under the 1940 Act, and therefore the Fund, and indirectly, the Fund’s shareholders may not avail themselves of 1940 Act protections with respect to such Investment Funds.

●	The Fund is registered as an investment company under the 1940 Act, which limits its investment flexibility compared to a fund that is not so registered and may impact the Fund’s ability to compete for investment opportunities with such unregistered vehicles.

●	Some of the Fund’s investments may involve capital commitments, with the unfunded component called over time. As a result, the Fund may maintain a cash and cash equivalent position in anticipation of satisfying capital calls from Investment Funds. The overall impact on performance due to holding a portion of the Fund’s assets in cash and cash equivalents could be negative.

●	Investment Managers may invest the assets of the Investment Funds in securities of non-U.S. issuers, and the Fund’s assets may be allocated to investments denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities.

●	Certain portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. An Investment Manager may focus on a particular industries or sector (e.g., technology, healthcare, consumer products, industrials, financial services, utilities), which may subject the Investment Fund, and thus the Fund, to greater risk and volatility than if the focus was on a broader range of industries.

●	An Investment Manager may focus on a particular country or geographic region, which may subject the Investment Fund, and thus the Fund, to greater risk and volatility than if the focus was on a broader range of countries or geographic regions.

●	An Investment Manager may focus on a limited number of securities or operating companies, which may subject the Investment Fund, and thus the Fund, to greater risk and volatility than if the focus was on a larger number of securities or operating companies.

●	The Fund’s investments may be subject to inflation risk, which is the risk that the real value of assets or income from investments will be less in the future as inflation decreases the purchasing power and value of money.

●	While the Advisor will conduct independent due diligence before approving an Underlying Investment, the Fund’s ability to realize a profit on an Underlying Investment will be particularly reliant on the expertise of the Investment Managers, including to the extent they serve as the lead investor. To the extent that the lead investor assumes control of the operating company, the Fund will be reliant not only upon the lead investor’s ability to research, analyze, negotiate and monitor such investments, but also on the lead investor’s ability to successfully oversee the operations of the operating company. The Fund’s ability to dispose of Underlying Investments is typically very limited since they are unregistered and illiquid and may have contractual restrictions that preclude the Fund from selling.

●	None of the personnel of the Investment Managers has a role in the Advisor’s investment process. The Advisor and/or its affiliates may advise and/or administer other funds that may allocate to Investment Funds advised by a Core Independent Manager or have other relationships with a Core Independent Manager, which may also give rise to a conflict of interest. The Advisor’s investment controls and policies and procedures may help mitigate these potential conflict of interests.

Accordingly, the Fund should be considered a speculative investment and entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. See “Types of Investments and Related Risks.”

LEVERAGE	The Fund may borrow money through a credit facility or other arrangements to manage liquidity for repurchases and general working capital requirements.

The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Investment Funds may utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil. In general, the use of leverage by Investment Funds or the Fund may increase the volatility of the Investment Funds or the Fund. See “Types of Investments and Related Risks - Investment Related Risks - Leverage Utilized by the Fund.”

DISTRIBUTIONS

Distributions will be paid at least annually on the Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund is not a suitable investment for any investor who requires regular dividend income.

Each shareholder whose Shares are registered in its own name will automatically be a participant under the dividend reinvestment plan established by the Fund (the “DRIP”), and have all income dividends and/or capital gains distributions automatically reinvested in Shares unless such shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash.

See “Distribution Policy.”

BOARD OF TRUSTEES	The Fund has a Board (each member a “Trustee”) that has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act) of the Fund or the Advisor (the “Independent Trustees”). See “Management of the Fund.”

THE ADVISOR

Our Advisor is newly formed and led by its Chief Executive Officer, Joseph DaGrosa, Jr., and its Chief Investment Officer, Ray Joseph, who have overall responsibility for managing the Fund’s investment program.

Our Advisor is a Delaware limited liability company that is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Our Advisor is a subsidiary of Axxes Capital Inc. (“Axxes Capital”). See “Business – Our Advisor.” Axxes Capital is an asset management firm that offers alternative investment solutions to accredited investors.

Under the terms of our investment advisory agreement between the Advisor and the Fund (the “Investment Advisory Agreement”), our Advisor maintains overall responsibility for the oversight and management of our business and activities. The Investment Advisory Agreement has an initial term of two years, and continues in effect from year to year if its continuation is approved annually by the Board. The Board, or the Fund’s shareholders, may terminate the Investment Advisory Agreement on 60 days’ prior written notice to the Advisor. See “Management of the Fund.”

MANAGEMENT FEE	In consideration of the advisory and other services provided by the Advisor to the Fund, the Fund pays the Advisor a management fee at an annual rate of 1.25%, payable monthly in arrears and accrued daily based upon the Fund’s average daily net assets (including any assets in respect of Shares that will be repurchased as of the end of the month) (the “Management Fee”). See “Management of the Fund.” The Management Fee is separate from the asset-based fees and incentive fees in respect of the Investment Funds and/or Underlying Investments paid to Core Independent Managers and/or Underlying Independent Managers and indirectly borne by Fund shareholders. See “– Fees and Expenses”

EXPENSE LIMITATION AGREEMENT

The Advisor has contractually entered into an Expense Limitation and Reimbursement Agreement with the Fund to limit until September 16, 2025 (the “Limitation Period”) the amount of “Specified Expenses” (as described herein) borne by the Fund in respect of Class A, Class C and Class I Shares during the Limitation Period to an amount not to exceed 2.50% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including organizational and offering expenses provided that the following expenses are excluded from the definition of Specified Expenses: (i) expenses of Investment Funds and any other underlying funds (including contribution requirements for investments, expenses and management fees) (i.e., acquired fund fees and expenses); (ii) interest expense and any other expenses incurred in connection with the Fund’s credit facility (if any); (iii) expenses incurred in connection with secondary offerings, co-investments and other investment-related expenses of the Fund; (iv) Distribution and Servicing Fees (as defined below) in respect of any class of Shares; (v) taxes; and (vi) extraordinary expenses. The Advisor may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any class of Shares for any month exceed the Expense Cap applicable to a class of Shares, the Advisor will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Advisor bears Specified Expenses in respect of a class of Shares, the Advisor may receive reimbursement for any expense amounts that were previously paid or borne by the Advisor, for a period not to exceed three years from the date on which such expenses were paid or borne by the Advisor, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Advisor if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were paid or borne by the Advisor; or (2) the Fund’s current Expense Cap.

Additionally, the Advisor has agreed to waive all Management Fees for a six-month period commencing on the Escrow Expiration Date (as defined below) (the “Management Fee Waiver”). The Management Fee Waiver is in addition to the Expense Cap, i.e., Specified Expenses will essentially be capped at 1.25% during the Management Fee Waiver period. The Management Fee Waiver is not subject to recoupment.

FEES AND EXPENSES

The Fund will bear all expenses incurred in the business of the Fund, including any charges, allocations and fees to which the Fund is subject as an investor in the Investment Fund. The Fund will also bear certain ongoing offering costs associated with the Fund’s continuous offering of Shares. The Fund, by investing in the Investment Funds, will indirectly bear its pro rata share of the expenses incurred in the business of the Investment Funds. The aggregate fees associated with investment in an Investment Fund (including Core Independent Manager fees and Underlying Independent Manager Fees related to Underlying Investments) will generally equal 1.00% to 2.00% annually of committed or net invested capital, and a percentage of net profits as a carried interest allocation, which may, in limited circumstances, be up to 20%. There will be no direct or indirect payments from a Core Independent Manager to the Advisor or to any third party, pursuant to any agreement or understanding, that are used to offset any expenses of the Fund.

See “Summary of Fees and Expenses” and “Fund Expenses.”

DISTRIBUTION OF SHARES

Under the terms of a distribution agreement (the “Distribution Agreement”) with Ultimus Fund Distributors LLC (the “Distributor”), the Distributor will directly distribute Shares to investors. The Distributor may enter into selected dealer agreements with various brokers and dealers and their agents that have agreed to participate in the distribution of Shares (“Financial Intermediaries”). Additionally, the Distributor is authorized to retain other service providers to provide ongoing investor services and account maintenance services to shareholders. The Fund will pay a monthly fee to the Distributor out of the net assets of Class A Shares for shareholder servicing at an annual rate of 0.25% of the aggregate net asset value of Class A Shares and a monthly fee out of the net assets of Class C Shares at the annual rate of 0.75% for distribution and 0.25% for shareholder servicing of the aggregate net asset value of Class C Shares, determined and accrued as of the last day of each calendar month (before any repurchases of Shares) (collectively, “Distribution and Servicing Fees”). The Fund will not pay any fee to the Distributor with respect to shareholder servicing or the distribution of Class I Shares.

The Distributor will pay various Financial Intermediaries substantially all of the Distribution and Servicing Fees which they will use to compensate their brokerage representatives for Class A Shares and Class C Shares sales and support.

The Distribution and Servicing Fees are charged on an aggregate class-wide basis, and Class A shareholders and Class C shareholders will be subject to the Distribution and Servicing Fees as long as they hold their Class A Shares or Class C Shares. Each compensated broker, dealer or other financial advisor is paid by the Distributor based on the aggregate net asset value of outstanding Class A Shares or Class C Shares held by shareholders that receive services from such broker, dealer or other financial advisor.

The Distributor may directly distribute Class A Shares and Class C Shares to investors, and for such directly distributed Shares, will retain all or a portion of the Distribution and Servicing Fee to compensate its brokerage representatives for their Class A Shares and Class C Shares sales and support.

The Advisor may pay additional compensation out of its own resources (i.e., not Fund assets) to certain brokers and dealers that have agreed to participate in the distribution of the Fund’s Shares and other intermediaries, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information and support services.

See “Plan of Distribution.”

DETERMINATION OF NET ASSET VALUE	The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. See “Determination of Net Asset Value.”

MINIMUM OFFERING REQUIREMENT	The Fund will not sell any Shares unless the Fund raises net offering proceeds of at least $25,000,000 (the “Minimum Offering Requirement”). Pending satisfaction of the Minimum Offering Requirement, all subscription payments will be placed in an account held by UMB Bank, N.A., acting as the escrow agent, in trust for the subscribers’ benefit, pending release to the Fund. While an investor cannot revoke its subscription prior to the Fund’s meeting the Minimum Offering Requirement, subscriptions will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any subscription in whole or in part. Some or all of the Minimum Offering Requirement may be met by subscriptions made by the Advisor, its employees or its affiliates, all of which would have an interest in the completion of the offering. There is no assurance when or if the Minimum Offering Requirement will be satisfied. If the Minimum Offering Requirement is not satisfied by the date that is six months following the effective date of the registration statement of which this prospectus (the “Prospectus”) is a part (the “Escrow Expiration Date”), the Fund will promptly return all funds in the escrow account and the Fund will stop offering Shares; provided, however, that the Fund will have the option to extend the Escrow Expiration Date by an additional six-month period in its sole discretion. The Fund will not deduct any fees or expenses if the Fund returns funds from the escrow account, and the Advisor will not earn fees prior to the satisfaction of the Minimum Offering Requirement. See “Plan of Distribution.”

PURCHASES OF SHARES

Shares may only be purchased through Financial Intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund. Each prospective investor will be required to certify that the Shares being purchased are being acquired by an Eligible Investor (defined herein). The minimum initial investment in the Fund by an investor is $25,000 for the Class A and Class C Shares, and $1 million for the Class I Shares. The Fund may waive the investment minimum for Class I Shares, however, the Fund will not waive the investment minimum to an amount below $25,000. Additional investments in the Fund must be made in a minimum amount of $5,000. The minimum initial and additional investments may be reduced by the Fund with respect to employees, officers or Trustees of the Fund, the Advisor or its affiliates.

Financial Intermediaries may have different investment minimum requirements than those outlined in this Prospectus. Additionally, Financial Intermediaries may aggregate several customer accounts to accumulate the requisite initial investment minimum for Class I Shares. However, under no circumstances will a Financial Intermediary accept an initial investment from an investor in an amount less than $25,000, whether from an individual investor’s contribution to an aggregated order or an individual investor’s investment on its own. Please consult your Financial Intermediary for their account policies.

The Shares will be offered in a continuous offering. Shares will generally be offered for purchase on any day the NYSE is open for business, however, certain Financial Intermediaries may elect to offer subscriptions only on a monthly basis. If you transmit your order to a Financial Intermediary before the close of regular trading (generally 4:00 p.m. Eastern time) on a day that the NYSE is open for business, your order will be priced at the Fund’s NAV next computed after it is received by the Financial Intermediary in good order. The Fund will be deemed to have received a purchase order when the Financial Intermediary (or an authorized designee), receives the request in good order. A Financial Intermediary may hold your Shares in an omnibus account in the Financial Intermediary’s name and the Financial Intermediary may maintain your individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide to you in connection with processing your transaction order or maintaining your account with them. Financial Intermediaries are responsible for placing your order correctly and promptly with the Fund, forwarding payment promptly, as well as ensuring that you receive copies of the Fund’s Prospectus. If your Financial Intermediary requires you to purchase Shares directly from the Fund, you and your Financial Intermediary will be required to complete an investor application electronically with the Fund. Contact your Financial Intermediary for more information on investing in the Fund.

The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time at the Board’s discretion.

See “Purchases of Shares.”

ELIGIBLE INVESTORS

Each investor will be required to certify either directly to the Fund (via account application as stated above) or to their Financial Intermediary that the Shares are being acquired directly or indirectly for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

Shareholders who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing shareholders seeking to purchase additional Shares will be required to qualify as Eligible Investors at the time of the additional purchase. The Distributor and/or any Financial Intermediary may impose additional eligibility requirements on investors who purchase Shares through the Distributor or such Financial Intermediary.

The Distributor or any RIA who offers Class I Shares may impose additional eligibility requirements on investors who purchase Class I Shares from the Distributor through such RIA.

Each prospective investor must submit the necessary documentation to their Financial Intermediary, certifying, among other things, that the shareholder is an Eligible Investor and will not transfer the Shares purchased except in the limited circumstances permitted. The Advisor may from time to time impose stricter eligibility requirements.

See “Purchases of Shares.”

REPURCHASES OF SHARES BY THE FUND

The Fund is an interval fund and, as such, has adopted a fundamental policy that it will make quarterly repurchase offers (typically in or around the last month of the calendar quarter, beginning within six months after the date that the Minimum Offering Requirement has been met) pursuant to Rule 23c-3 of the 1940 Act. Each quarterly repurchase offer will be for no less than 5% of the Shares outstanding at NAV, unless such offer is suspended or postponed in accordance with regulatory requirements, or otherwise by the Board (including a majority of Independent Trustees in accordance with Rule 23c-3 of the 1940 Act), as described herein. Repurchase offers in excess of 5% are made solely at the discretion of the Board and investors should not rely on any expectation of repurchase offers in excess of 5%. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly repurchase offer. Limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requirements.

Any repurchase of Shares from a shareholder which were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” of 1.00% of the net asset value of any Shares repurchased by the Fund that were held for less than one year. If an Early Repurchase Fee is charged to a shareholder, the amount of such fee will be retained by the Fund.

In addition, shareholders who require minimum annual distributions from a retirement account through which they hold Shares should consider the Fund’s schedule for repurchase offers and submit repurchase requests accordingly.

See “Repurchases and Transfers of Shares.”

SUMMARY OF TAXATION

The Fund intends to qualify as, and will elect to be treated as a RIC under Subchapter M of the Code. For each taxable year that the Fund so qualifies, the Fund will generally not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes as dividends for U.S. federal income tax purposes to Fund shareholders. The Fund intends to distribute its income and gains in a way that it should not be subject to an entity-level income tax on certain undistributed amounts. These distributions generally will be taxable as ordinary income or capital gains to the shareholders, whether or not they are reinvested in Shares. U.S. federally tax-exempt investors generally will not recognize unrelated business taxable income with respect to an investment in Shares as long as they do not borrow to make such investment.

Certain of the Investment Funds in which the Fund invests may be classified as partnerships for U.S. federal income tax purposes. Accordingly, for the purpose of satisfying certain of the requirements for qualification as a RIC, the Fund will, in appropriate circumstances, be required to “look through” to the character of the income, assets and investments held by the Fund and certain of the Investment Funds. However, Investment Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Advisor to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of Investment Funds in which the Fund can invest. Furthermore, although the Fund expects to receive information from the Investment Managers regarding its investment performance on a regular basis, in most cases there is little or no means of independently verifying this information and certain Underlying Independent Managers may not provide this information on a timely basis. Each of the Core Independent Managers has agreed to use reasonable efforts to provide such information to the Fund.

If the Fund fails to qualify as a RIC, the Fund’s income would be subject to U.S. federal income tax imposed at corporate rates (currently 21%) even if such income and gains were distributed to its shareholders and all distributions of earnings and profits to shareholders generally would be characterized as ordinary dividend income. In addition, the Fund could be required to recognize unrealized gains, incur substantial entity-level taxes and make certain distributions (which could be subject to interest charges) before requalifying as a RIC.

A shareholder that is not subject to U.S. federal income tax on its income as a result of an exemption accorded under Section 501 of the Code generally will not be subject to tax on amounts distributed to it by the Fund, provided that such shareholder’s acquisition of its Shares is not debt-financed within the meaning of Section 514 of the Code. The Fund will inform shareholders of the amount and character of its distributions to shareholders. See “Tax Aspects.”

ERISA PLANS AND SIMILAR TAX- EXEMPT ENTITIES	Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code, including employee benefit plans, individual retirement accounts (each, an “IRA”), and 401(k) and Keogh Plans may purchase Shares. Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of such plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. Thus, the Advisor will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan (as defined below) that becomes a shareholder, solely as a result of the ERISA Plan’s investment in the Fund. See “ERISA Considerations.”

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that the Fund expects to incur and that shareholders can expect to bear directly or indirectly.

To invest in Class A and Class C Shares of the Fund, a prospective investor must open a brokerage account with a Financial Intermediary or the Distributor. Any costs associated with opening such an account are not reflected in the following table or the examples below. Investors should contact their broker or other financial professional for more information about the costs associated with opening such an account.

	Class A	Class C	Class I
TRANSACTION FEES
Maximum Sales Charge (Load) as a Percentage of Purchase Amount)(1)	5.75%	None	None
Maximum Contingent Deferred Sales Charge (Load)(2)	None	1.00%	None
Maximum Early Repurchase Fee(3)	1.00%	1.00%	1.00%

ANNUAL FUND EXPENSES (as a percentage of the Fund’s net assets)(4)
Management Fee	1.25%	1.25%	1.25%
Acquired Fund Fees and Expenses(5)	1.50%	1.50%	1.50%
Interest Payments on Borrowed Funds(6)	0.00%	0.00%	0.00%
Other Expenses(7)	1.38%	1.38%	1.38%
Distribution and Servicing Fee	0.25%	1.00%	0.00%
Total Annual Fund Expenses	4.38%	5.13%	4.13%
Fees Waived and/or Expenses Reimbursed(8)	(0.13)%	(0.13)%	(0.13)%
Total Annual Fund Expenses After Waiver and/or Reimbursement	4.25%	5.00%	4.00%

(1)	Investors purchasing Class A Shares may be charged a sales load of up to 5.75% of the investment amount. The table assumes the maximum sales load is charged. The Distributor and/or a Financial Intermediary may, in its discretion, waive all or a portion of the sales load for certain investors (as further described under “Plan of Distribution”). No upfront sales load will be paid with respect to Class C or Class I Shares. Purchasers should contact their Financial Intermediaries for additional information. See “Plan of Distribution.”

(2)	Class C Shares are subject to a contingent deferred sales charge (“CDSC”) of 1.00% on any Shares repurchased less than 365 days after their purchase. The CDSC is retained by the Distributor and/or Financial Intermediary.

(3)	An early repurchase fee payable to the Fund, in an amount of 1.00% of the value of the Shares accepted for repurchase, will be charged with respect to the repurchase of an investor’s Shares at any time prior to the day immediately preceding the one-year anniversary of an investor’s purchase of the Shares (on a “first in-first out” basis). An early repurchase fee payable by an investor may be waived by the Fund, in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any investor. The early repurchase fee will be retained by the Fund for the benefit of the remaining investors. See “Repurchases and Transfers of Shares.”

(4)	Weighted average net assets employed as the denominator for expense ratio computation is $100,000,000. This estimate is based on the assumption that we sell $200,000,000 of our Shares in the initial 12-month period of the offering. Actual net assets will depend on the number of Shares we actually sell, realized gains/losses, unrealized appreciation/ depreciation and Share repurchase activity, if any.

(5)	Acquired fund fees and expenses are the indirect costs of investing in other investment companies and private funds that would be regulated as investment companies but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (such as the Investment Funds). Some or all of the Investment Funds in which the Fund invests charge carried interests, incentive fees or allocations based on the Investment Fund’s performance. The Investment Funds in which the Fund invests generally charge an aggregate management fee of 1.00% to 2.00% annually of committed or net invested capital, and a percentage of net profits as a carried interest allocation, which may, in limited circumstances, be up to 20% (which includes fees payable to the Core Independent Managers and the Underlying Independent Managers with respect to any Underlying Investments). In a given period, the management fee charged by Investment Funds may be reduced in part by amounts received by the Investment Fund’s management company for related activities, such as transaction and monitoring fees received from portfolio companies. In addition, when a portfolio company is sold and the distribution exceeds the management fee allocated to that portfolio company, the Investment Fund’s management company may refund a portion of the allocated management fees. Such refunds are generally accrued by the Investment Funds as if all portfolio companies were sold at fair values. The 1.50% shown as “Acquired Fund Fees and Expenses” reflects estimated operating expenses of the Investment Funds for the Fund’s current fiscal year (e.g., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds) after refunds, excluding any performance-based fees or allocations paid by Investment Funds that are paid solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in-kind, as such fees and allocations for a particular period may be unrelated to the cost of investing in the Investment Funds

(6)	We do not anticipate borrowing funds during the first twelve months of operations. To the extent that we determine it is appropriate to borrow funds to fund repurchases, the costs associated with such borrowing will be indirectly borne by shareholders.

(7)	Other Expenses are estimated for the Fund’s current fiscal year and include the expenses associated with the dividend reinvestment plan established by the Fund (the “DRIP”), and the costs, if any, of reimbursing the Advisor for expense amounts, such as certain organizational and offering costs, previously borne by the Advisor on behalf of the Fund pursuant to the Expense Limitation and Reimbursement Agreement.

(8)	The Advisor has contractually entered into an “Expense Limitation and Reimbursement Agreement” with the Fund to limit until September 16, 2025 (the “Limitation Period”) the amount of “Specified Expenses” (as described herein) borne by the Fund in respect of Class A, Class C and Class I Shares during the Limitation Period to an amount not to exceed 2.50% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including organizational and offering expenses, provided that the following expenses are excluded from the definition of Specified Expenses: (i) expenses of Investment Funds and any other underlying funds (including contribution requirements for investments, expenses and management fees) (i.e., acquired fund fees and expenses); (ii) interest expense and any other expenses incurred in connection with the Fund’s credit facility (if any); (iii) expenses incurred in connection with secondary offerings, co-investments and other investment-related expenses of the Fund; (iv) Distribution and Servicing Fees in respect of any class of Shares; (v) taxes; and (vi) extraordinary expenses. The Advisor may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any class of Shares for any month exceed the Expense Cap applicable to a class of Shares, the Advisor will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Advisor bears Specified Expenses in respect of a class of Shares, the Advisor may receive reimbursement for any expense amounts that were previously paid or borne by the Advisor, for a period not to exceed three years from the date on which such expenses were paid or borne by the Advisor, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Advisor if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were paid or borne by the Advisor; or (2) the Fund’s current Expense Cap. Additionally, the Advisor has agreed to waive all Management Fees for a six-month period commencing on the Escrow Expiration Date (the “Management Fee Waiver”). The Management Fee Waiver is in addition to the Expense Cap, i.e., Specified Expenses will essentially be capped at 1.25% during the Management Fee Waiver period. The Management Fee Waiver is not subject to recoupment and is not reflected in the fee table.

EXAMPLE:

You would pay the following fees and expenses on a $1,000 investment, assuming a 5% annual return:

Class A

1 year	3 years	5 years	10 years
$98	$181	$266	$483

Class C

1 year		3 years	5 years	10 years
$50	*	$152	$255	$509

*If the CDSC were to apply, the hypothetical expense you would pay on a $1,000 investment in the Class C Shares would be $60 for 1 year.

Class I

1 year	3 years	5 years	10 years
$40	$124	$210	$431

The above example gives effect to the Expense Limitation and Reimbursement Agreement for only year one and no repurchase of your Shares. Shareholders of Class C Shares who choose to participate in repurchase offers by the Fund will not incur a CDSC, unless the repurchase is less than 365 days after purchase by a shareholder.

The examples should not be considered a representation of future expenses and actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example.

The purpose of the table above is to assist investors in understanding the various fees and expenses shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Fund, see “Management of the Fund,” “Fund Expenses,” “Financial Highlights,” and “Purchases of Shares.”

FINANCIAL HIGHLIGHTS

The Fund has not yet commenced investment operations, and therefore, a financial highlights table for the Fund has not been included in this Prospectus.

THE FUND

The Fund, which is registered under the 1940 Act as a non-diversified, closed-end management investment company that is operated as an interval fund, was organized as a Delaware statutory trust on July 14, 2022. The Fund’s principal office is located at 3011 Ponce de Leon Blvd, Suite 1420, Coral Gables, Florida 33134, and its telephone number is 1-(877) 462-9937. Investment advisory services are provided to the Fund by the Advisor pursuant to the Investment Advisory Agreement. Responsibility for monitoring and overseeing the Fund’s investment program and its management and operation is vested in the individuals who serve on the Board. See “Management of the Fund.”

USE OF PROCEEDS

After the Minimum Offering Requirement has been satisfied, under normal market circumstances, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund to pursue its investment program and objectives as soon as practicable (but not in excess of six months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. See “Other Risks - Availability of Investment Opportunities” for a discussion of the timing of the Fund’s investments, market conditions and other considerations relevant to the timing of the Fund’s investments generally.

The Fund will pay the Advisor the full amount of the Management Fee during any period prior to which any of the Fund’s assets (including any proceeds received by the Fund from the offering of Shares) are invested in Investment Funds, except that no Management Fee will be earned by the Advisor prior to the satisfaction of the Minimum Offering Requirement.

INVESTMENT PROGRAM

Investment Objective and Strategies

The Fund’s investment objective is to seek long-term capital appreciation. The Fund’s investment objective is not fundamental and may be changed at the discretion of the Board without shareholder approval.

Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in private market investments. Private market investments are equity investments of any type in private investment vehicles (or Investment Funds). Investment Funds, such as private equity funds and private co-investment vehicles, are commingled asset pools that typically offer their securities privately, without registering such securities under the Securities Act. Investment Funds typically offer their securities in large minimum denominations (often at least $5 million to $20 million) to a limited number of high net worth individual and institutional investors. Investment Funds are excluded from the definition of “investment company,” pursuant to Section 3(c)(7) of the 1940 Act, and hence are not registered as investment companies under the 1940 Act. The managers or investment advisers of these funds are usually compensated through asset-based fees and incentive-based fees.

The Fund intends to invest approximately 90% of its assets in Investment Funds managed by the Core Independent Managers. The remaining 10% of the Fund’s assets will be invested in liquid securities for cash management purposes. The Fund intends to deploy its assets into one or more Investment Funds managed by each Core Independent Manager in roughly equal amounts, subject in all cases to the discretion of the Advisor, availability of appropriate investments and market conditions. Each Core Independent Manager may invest in the Fund alongside existing shareholders, provided that no such investment will be made that would cause a Core Independent Manager to be an “affiliated person” of the Fund under the 1940 Act (i.e., at no time will a Core Independent Manager own 5% or more of the Fund’s outstanding voting securities or otherwise control the Fund).

The Core Independent Managers will primarily invest the assets of the Investment Funds that they manage in Direct Access Co-Investments or Secondary Investments sponsored by the Core Independent Manager or an Underlying Independent Manager. The Fund does not intend to allocate its assets to primary investments (or “primaries”) in new funds being raised by an Investment Manager. The Fund will not “control” the Investment Funds as that term is defined in Section 2(a)(9) of the 1940 Act.

The Fund may or may not name additional “core independent managers” in the future. Additionally, the Fund may at any time determine not to invest in Investment Funds managed by the Core Independent Managers and, instead, may determine to allocate its assets to Investment Funds not managed by a Core Independent Manager.

Private Equity Asset Class

Private equity is a common term for investments that are typically made in non-public companies through bespoke, privately negotiated transactions. Private equity investments may be structured using a range of financial instruments, including common and preferred equity, subordinated debt and warrants, or other instruments, depending on the strategy of the investor and the financing requirements of the company. Investments in private equity have grown significantly over the last 20 years, driven principally by large institutional investors seeking increased returns and portfolio efficiency. Large pension funds, endowments, and other sophisticated institutional investors commonly invest a meaningful portion of their overall portfolios to private equity.

The private equity market is diverse and can be divided into several different segments, each of which may exhibit distinct characteristics based on combinations of various factors. These segments include the type and financing stage of the investment, the geographic region in which the investment is made and the vintage year. The Fund may invest in all segments of private equity on a global basis.

Private Equity Financing Stages

In private equity, the term “financing stage” is used to describe investments (or funds that invest) in companies at a certain stage of development. The different financing stages have distinct risk, return and correlation characteristics and play different roles within a diversified private equity portfolio. Broadly speaking, private equity investments can be broken down into three financing stages: buyout, venture capital and growth equity. These categories may be further subdivided based on the investment strategies that are employed. The Fund’s investments will focus on buyout and growth equity opportunities.

●	Buyouts. Control investments in established, cash flow positive companies are usually classified as buyouts. Buyout investments may focus on small-, mid- or large-capitalization companies, and such investments collectively represent a substantial majority of the capital deployed in the overall private equity market. The use of debt financing, or leverage, is prevalent in buyout transactions — particularly in the large-cap segment. Overall, debt financing typically makes up 45-65% of the price paid for a company.

●	Growth Equity. Growth Equity is an investment strategy oriented around acquiring minority stakes in late-stage companies exhibiting high growth with significant upside potential in expansion, in an effort to fund their plans for continued expansion. Growth equity firms seek to invest in companies with established business models and repeatable customer acquisition strategies. Growth equity investors target companies that require additional capital to expand their businesses but are typically more mature than the recipients of traditional venture capital. Such companies might be in a high growth phase but have largely mitigated basic risks in their business plan. Many investors will consider a later stage investment in previously public or private investor-backed companies to be a growth investment.

Investment Selection

The portfolio companies that underlie the Fund’s Underlying Investments may be domiciled in the United States or outside the United States, though the Fund will principally seek to have exposure to U.S. domiciled portfolio companies. The Advisor intends for the Fund to have limited exposure to emerging market countries.

The Fund seeks to diversify its Underlying Investments across industries, and does not intend to concentrate its investments (i.e., invest more than 25% of its total assets) in any one industry or group of industries. The Investment Funds in which the Fund may invest, however, may concentrate in certain sectors. The Fund anticipates it will have exposure to multiple sectors including Energy and Utilities, Materials, Industrials, Consumer Discretionary, Consumer Staples, Healthcare, Financials, Information Technology, and Communication Services.

Generally, the Advisor will seek to invest no more than 25% of the Fund’s total assets, measured at the time of investment, in any one Underlying Investment.

Types of Investment Structures

Direct Access Co-Investments. A Direct Access Co-Investment is an investment, through or alongside certain Investment Funds sponsored or managed by an Investment Manager in the Investment Manager’s buyout and growth equity opportunities. Direct Access Co-Investments are generally structured such that the lead and co-investors collectively hold a controlling interest of the private or public (in the case of a “going private” transaction) operating company, project or property. The Fund will only participate in Direct Access Co-Investments involving public companies where such companies are being taken private, for example, to unlock value, dispose of unrelated divisions, or restructure the organization to focus on core businesses. Capital committed to a Direct Access Co-Investment is typically invested immediately, potentially mitigating “J-Curve” and creating a more predictable cash flow dynamic, but may also involve a commitment to fund additional capital under certain circumstances. The “J-Curve” refers to the phenomenon in newly established private equity funds where the fund tends to deliver negative returns and cash flows in the early years (due to the fund’s investment-related expenses, fees, and life cycle states of the portfolio company) and then delivers positive returns and positive cash flows later in the fund’s life as its portfolio companies mature and are sold. The Fund does not intend to allocate its assets to primary investments (or “primaries”) in new funds being raised by an Investment Manager.

Secondary Investments, or “secondaries.” A Secondary Investment is a direct investment in an existing Investment Fund managed or sponsored by an Investment Manager. Secondaries provide buyers with the opportunity to deploy capital more quickly than through primaries, which can potentially reduce the impact of cash drag on the Fund, mitigating the “J-Curve”.

Secondary Investments may be GP-led or LP-led. A GP-led secondary transaction is a sale process initiated by an Investment Fund’s GP, aiming to provide existing LPs with optional early liquidity. GP-led transactions may be accomplished through a variety of structures including the creation of continuation vehicles or strip sales. The GP-led segment has experienced rapid growth. Well-established, blue-chip private equity firms are increasingly utilizing the secondary market to hold onto attractive assets longer, while also offering liquidity to existing investors in a timely manner. This development is providing private equity firms with an increasingly reliable alternative exit option for their underlying investments, aside from a sale or IPO, that allows continued participation in the value creation of assets that they already know well.

The LP-led segment typically involves an investor selling its interest in a fund(s). The buyers pay a negotiated purchase price and agree to take on any unfunded obligations in exchange for future distributions. If acquired at a discount, such transactions may generate unrealized gains when the Fund calculates its next daily net asset value. Because LP-led secondary investments typically occur after an existing fund has deployed capital into multiple operating companies, these transactions are viewed as more mature than primary investments with shorter hold periods. There can be no assurance that any or all LP-led secondary investments made by the Fund (through an Investment Fund managed by a Core Independent Manager) will exhibit this pattern of investment returns, and the realization of investment gains is dependent upon the performance and disposition of each underlying investment. Purchasing Secondary Investments may involve certain transaction fees such as legal fees, due to certain restrictions on transfers of LP interests.

Asset Allocation

The Advisor intends to deploy the Fund’s assets in such a manner so as to minimize the “cash drag” on the Fund’s returns as compared to its invested capital. Cash drag refers to the opportunity cost of a fund holding a portion of its assets in cash and cash equivalents to meet unfunded obligations, take advantage of future investment opportunities, or provide potential liquidity to shareholders. The Advisor intends to manage the Fund’s deployment strategy with a view towards balancing liquidity while maintaining a high invested level. The Fund will retain cash and cash equivalents, or have credit available via a credit facility (as discussed below), in sufficient amounts to satisfy capital calls from Investment Funds.

The deployment strategy will aim to keep the Fund substantially invested and to minimize cash drag where possible. The deployment strategy will also take into account anticipated Fund-level cash flows, such as those relating to new subscriptions, the share repurchases, and any distributions made to shareholders that are not reinvested. To forecast underlying cash flows, the Advisor will utilize models that incorporate historical data, actual observations, insights from the Core Independent Managers and projections made by the Advisor.

Investment Process

The Advisor and its investment personnel use a range of resources to identify promising investment opportunities presented to the Fund by Core Independent Managers. The Advisor will have discretion over the selection and sizing (subject to an investment cap and certain minimum investment thresholds) of each Underlying Investment.

The Advisor’s due diligence process includes a qualitative and quantitative evaluation, and risk reward analysis in the context of the Fund’s objectives and constraints.

While the Fund will seek to invest in Investment Funds managed by the Core Independent Managers, the Fund may make investments not managed by Core Independent Managers. For example, if the Fund has liquid assets to invest at a particular time, but the Core Independent Managers do not have any available investment opportunities, or the Advisor does not believe any of the opportunities presented are appropriate for the Fund, then the Advisor may seek other investment opportunities consistent with the Fund’s investment objective and strategies. Thus, on occasion, the Advisor may come across an investment opportunity on its own, and determine that such an investment is appropriate for the Fund. Further, the Advisor may determine that its relationship with a Core Independent Manager is no longer beneficial to the Fund, and may seek out other managers to replace that Core Independent Manager.

Due Diligence

The Advisor leads its own diligence process with respect to Underlying Investments presented to it by the Core Independent Manager, but generally relies on the Investment Managers to perform most of the due diligence on the relevant portfolio company underlying such Underlying Investment and to negotiate terms of the particular Direct Access Co-Investment or Secondary Investment.

The Advisor will conduct a review of each Underlying Investment opportunity presented to it by a Core Independent Manager. The Advisor’s due diligence process includes an evaluation and risk reward analysis in the context of the Fund’s objectives and constraints. The Advisor’s due diligence process is supported by the Advisor’s own research and additional diligence materials provided by a Core Independent Manager. The Advisor may develop reports and supporting materials for discussions on these opportunities. The Advisor will then identify the most attractive opportunities and focus its resources on them.

For each Underlying Investment opportunity that the Advisor has determined is compelling after screening, the Advisor will pursue additional diligence which may include Q&A with the Investment Manager. The Advisor will then decide whether to approve the investment and its appropriate size.

In selecting Direct Access Co-Investments and Secondary Investments, the Advisor will review a number of factors before making an investment decision including:

●	historical financial information and projected results;

●	industry information and the company’s position within the industry;

●	business strategy and potential for growth;

●	capitalization of the company and impact of leverage;

●	analysis of third-party consultants, legal and accounting firms;

●	comparable company valuations;

●	the ability to exit the investment within a reasonable time frame; and

●	previous transactions of similar companies.

During the diligence process, the Advisor may review offering documents, financial statements, regulatory filings, client correspondence, and may conduct interviews with senior personnel of Investment Managers about the Fund’s investments or potential investments. This interaction facilitates ongoing portfolio analysis and may help to address potential issues, such as loss of key team members or proposed changes in constituent documents. It also may provide for ongoing due diligence feedback as additional investments with a particular Investment Manager are considered. The Advisor may also perform background and reference checks on Investment Manager personnel.

There can be no assurance that the Fund’s investment program will be successful, that the objectives of the Fund with respect to liquidity management will be achieved or that the Fund’s portfolio design and risk management strategies will be successful.

Prospective investors should refer to the discussion of the risks associated with the investment strategy and structure of the Fund.

Risk Management

The long-term nature of private equity investments requires ongoing risk management. The Advisor will maintain close contact with the Investment Managers and underlying portfolio companies in order to monitor the performance of Investment Funds and the Underlying Investments in which the Fund is invested. In particular, the Advisor will seek to: track operating information and other pertinent details; participate in periodic conference calls with Investment Managers and underlying portfolio companies and onsite visits where appropriate; review audited and unaudited reports; and monitor turnover in senior personnel of the Investment Managers and changes in policies.

The Advisor will seek to use a range of techniques to reduce the risk associated with the deployment strategy. These techniques may include, without limitation:

●	Diversifying investments across styles, sectors, industries, vintage years, geographic regions and lifecycles;

●	Actively managing cash and liquid assets;

●	Seeking to establish credit lines to provide additional liquidity, consistent with the limitations and requirements of the 1940 Act; and

●	Modeling and actively monitoring both Fund-level and underlying cash flows.

To enhance the Fund’s liquidity, particularly in times of possible net outflows through the Share repurchases, the Advisor may from time to time (i) seek the consent of one or more Investment Managers to sell certain of the Fund’s investments or (ii) sell other Fund assets. There is no guarantee of a market for the sale of such assets or which assets may have to be sold in times of market stress causing a material loss. The Fund will hold liquid assets to the extent required for purposes of liquidity management. The liquid assets are intended to provide an investment return in order to mitigate “cash drag” while supporting the Fund’s investment activities and potential Share repurchases. Liquid assets may include both fixed income and equities as well as public and private vehicles that derive their investment returns from fixed income and equity securities. The Fund intends to invest approximately 10% of its total assets in more liquid securities for cash management purposes.

Leverage

The Fund may borrow money through a credit facility or other arrangements to manage liquidity for repurchases and general working capital requirements. The Fund does not currently maintain a credit facility.

The 1940 Act requires a registered investment company to satisfy the Asset Coverage Requirement. This requirement means that the value of the investment company’s total indebtedness may not exceed one third the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Investment Funds may utilize leverage in their investment activities. Borrowings by Investment Funds are not subject to the Asset Coverage Requirement. Accordingly, the Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great, especially during times of a “credit crunch” and/or general market turmoil. In general, the use of leverage by Investment Funds or the Fund may increase the volatility of the Investment Funds or the Fund. See “Types of Investments and Related Risks - Investment Related Risks - Leverage Utilized by the Fund.”

The Core Independent Managers

Together, the Core Independent Managers boast 50 years of experience with over 180 dedicated investment professionals based in 12 offices globally.

GCM Grosvenor

GCM Grosvenor is one of the world’s largest independent alternative asset management firms with $77 billion in assets under management as of December 31, 2023. For over 50 years, GCM Grosvenor has specialized in creating and managing portfolios of alternative investments on behalf of clients and investors. The firm offers clients and investors comprehensive investment solutions for infrastructure, private equity, real estate, absolute return strategies, credit, strategic investments and multi-asset class investing. GCM Grosvenor’s client base includes some of the world’s largest pension funds, sovereign wealth entities, corporations and financial institutions, as well as diversified individual investors. GCM Grosvenor has a global presence with its headquarters in Chicago and offices in New York, Toronto, London, Frankfurt, Tokyo, Hong Kong, Seoul and Sydney.

GCM Grosvenor has 25 years of experience investing in private equity and has maintained a leading private equity platform since 1999, committing $37.4 billion across more than 1,215 investments, with experience across co-investments, secondaries, primary fund investments and direct investments. GCM Grosvenor’s private equity practice is supported by $25.8 billion in primary fund commitments and a network of over 495 manager relationships, with a specialized focus on middle market and small and emerging managers. This contributes to highly differentiated co-investment and secondary deal flow from hard to access sponsors.

GCM Grosvenor’s private equity co-investment practice has invested in over 225 buyout co-investments since 2003. GCM Grosvenor seeks to co-invest with historically high-performing managers on its platform where it can access unique exposure that has historically generated meaningful returns versus the broader markets. GCM Grosvenor has sourced over 1,550 private equity co-investment deals over the last five years, and with its rigorous diligence process has achieved an annual selection rate of less than 6% (i.e., from 2018-2022, GCM Grosvenor transacted on less than 6% of all possible private equity co-investment and direct investment opportunities). GCM Grosvenor is a preferred partner for sponsors due to its existing long-term relationships, timely indications of interest, ability to work on compressed timelines, and flexible capital solutions.

GCM Grosvenor’s private equity secondaries practice has acquired over 700 secondary fund interests since 2003. As a large, active investor in private equity funds and portfolio companies, GCM Grosvenor has close relationships with general partners that provide preferred access to secondary transactions. The Secondary Team seeks to leverage and capitalize on the information and access associated with this broader platform. This practice is unique and advantaged by its focus on a universe of smaller funds (generally below $3 billion) and on smaller deals (less than $50 million) that are not as well covered by the broader secondary buyer universe and that, GCM Grosvenor believes, are less efficient.

Fisher Lynch Capital

FLC is a leading independent private equity co-investment firm. FLC was founded in 2003 with a mission to bring private equity co-investment solutions to investors previously unable to access the strategy and today is one of the few major private equity firms with an exclusive focus on co-investing. FLC has grown to manage over $7.5 billion in investor commitments across multiple co-investment funds and separate accounts as of December 31, 2023.  FLC believes that it is distinguished by its co-investment focus, its broad set of private equity sponsor relationships, its robust deal flow, and its established track record.  FLC’s investors include some of the world’s largest and most sophisticated institutional investors as well as family offices and individual investors. FLC operates from three offices in Boston, the San Francisco Bay area, and London.

FLC specializes in providing its investors exposure to hard-to-access co-investments, which are direct investments in private equity portfolio companies alongside a financial sponsor. Its co-investment strategy is distinctive due to its long-standing relationships as a preferred co-investment partner with some of the world’s historically top-quartile performing private equity firms as well as its proprietary and analytically rigorous due diligence process that enables it to select what it believes have the potential to be attractive performing co-investments. FLC seeks to create portfolios for its investors that are diversified by sponsor, transaction size, industry, and geography. In addition, FLC has never paid fees or carried interest to sponsors on its past co-investments, a fee savings passed directly to investors (FLC earns a management fee and carried interest from its investors).

Over its history, the FLC team has sourced co-investments from hundreds of private equity sponsors around the globe and invested $5.5 billion in over 200 transactions. The private equity sponsors FLC has selected to co-invest with are, in its view, among the best-performing in the industry. Due to the large investors it represents and its strong industry relationships, FLC has also achieved preferred access to these transactions as 70% were offered to only a small number of co-investors. In addition, FLC’s highly selective investment approach has led its co-investments to significantly outperform those it has declined. These features of FLC’s co-investment strategy have produced what it believes is a diversified, fee-efficient, and historically strongly performing private equity exposure for its investors’ portfolios.

None of the Core Independent Managers or Underlying Independent Managers are sponsors, promoters, advisers or affiliates of the Fund. Past performance of the Investment Funds and Underlying Investments managed by the Core Independent Managers and/or Underlying Independent Managers is not necessarily indicative of future results of those Investment Funds or Underlying Investments.

TYPES OF INVESTMENTS AND RELATED RISKS

General

The value of the Fund’s total net assets may fluctuate in response to fluctuations in the value of the Investment Funds in which the Fund invests. Discussed below are the investments generally made by Investment Funds and the principal risks that the Advisor and the Fund believe are associated with those investments. These risks will, in turn, have an effect on the Fund. The Fund does not currently intend to make other types of direct investments, except that, in response to adverse market, economic or political conditions, the Fund may invest temporarily in high quality fixed income securities, money market instruments and affiliated or unaffiliated money market funds or may hold cash or cash equivalents for temporary defensive purposes. In addition, the Fund may also make these types of investments pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares. When the Fund takes a defensive position or otherwise makes these types of investments, it may not achieve its investment objective.

Risks Related to Investing in the Fund

General Economic and Market Conditions. The value of the Fund’s total net assets should be expected to fluctuate. To the extent that the Fund’s portfolio is concentrated in securities of a single issuer or issuers in a single sector, the risk of any investment decision is higher. An Investment Fund’s use of leverage is likely to cause the Fund’s average net assets to appreciate or depreciate at a greater rate than if leverage was not used.

An investment in the Fund involves a high degree of risk, including the risk that the shareholder’s entire investment may be lost. The Fund’s performance depends upon the Advisor’s selection of the Fund’s investments, the allocation of offering proceeds thereto and the performance of the investments. The Investment Funds’ investment activities involve the risks associated with private equity investments generally. Risks include adverse changes in national or international economic conditions, adverse local market conditions, the financial conditions of portfolio companies, changes in the availability or terms of financing, changes in interest rates, exchange rates, corporate tax rates and other operating expenses, environmental laws and regulations, and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of certain industries or the availability of purchasers to acquire companies, and dependence on cash flow, as well as acts of God, uninsurable losses, war, terrorism, earthquakes, hurricanes or floods and other factors including environmental negligence which are beyond the control of the Fund and its investments.

Unexpected volatility or lack of liquidity, such as the general market conditions that had prevailed in 2008, could impair the Fund’s profitability or result in its suffering losses.

Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by the Fund is competitive, and involves a high degree of uncertainty. In particular, the Fund may compete for investments with private equity and venture capital funds, secondary market funds, other equity and non-equity based investment funds, investment banks and other sources of financing, each of which may have greater financial, technical and marketing resources. The Fund is subject to regulatory restrictions under the 1940 Act as a RIC that may not apply to some competitors. Additionally, the availability of investment opportunities generally is subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Fund will be able to identify and complete attractive investments in the future or that it will be able to fully invest its subscriptions.

Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, the Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Other investment vehicles sponsored, managed or advised by the Advisor and its affiliates may seek investment opportunities similar to those the Fund may be seeking. The Advisor will allocate fairly between the Fund and such other investment vehicles any investment opportunities that may be appropriate for the Fund and such other investment vehicles.

Dependence on the Advisor and Investment Managers. The Fund relies on the expertise of the Advisor to allocate assets of the Fund to the Core Independent Managers and to select and size Direct Access Co-Investments and Secondary Investments presented to the Fund. Shareholders will not receive or otherwise by privy to due diligence or risk information prepared by or for the Advisor in respect of such investments. The Advisor has the authority and responsibility to select opportunities it believes are appropriate for the Fund, and to make allocations among the Fund and other investment vehicles sponsored, managed, or advised by the Advisor and its affiliates. There can be no assurance that the Advisor will successfully select or implement strategies to achieve the Fund’s investment objective.

The Fund intends to allocate substantially all of its assets to Investment Funds managed by the Core Independent Managers. The Fund is particularly reliant on the expertise of Investment Managers in executing Direct Access Co-Investments and Secondary Investments. There can be no guarantee that such arrangements will be available to the Investment Managers, or that such investments will otherwise generate attractive returns for the Fund and its shareholders. To the extent that one or more of the Investment Managers serve as lead investors, and assume control of the underlying operating company, the Fund will also be reliant on such Investment Manager’s ability to manage the operations of the operating company. The Advisor may manage other accounts that invest in Investment Funds managed by Core Independent Managers, and these relationships may present conflicts of interest. See “Conflicts of Interest.”

Leverage Utilized by the Fund. The Fund may borrow money through a credit facility or other arrangements up to the limits of the Asset Coverage Requirement. The Fund may borrow money to manage liquidity for repurchases and general working capital requirements.

The use of leverage is speculative and involves certain risks. The Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. In addition, a lender to the Fund may terminate or refuse to renew any credit facility into which the Fund has entered. If the Fund is unable to access additional credit, it may be forced to sell its interests in Investment Funds at inopportune times, which may further depress the returns of the Fund.

The 1940 Act’s Asset Coverage Requirement requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This requirement means that the value of the investment company’s total indebtedness may not exceed one third of the value of its total assets (including the indebtedness). The 1940 Act also requires that dividends may not be declared if this Asset Coverage Requirement is breached. The Fund’s borrowings will at all times be subject to the Asset Coverage Requirement.

Private Equity Investments. Private equity is a common term for investments that are typically made in private or public companies through privately negotiated transactions, and generally involve equity-related finance intended to bring about some kind of change in an operating company (e.g., providing growth capital, recapitalizing a company or financing an acquisition). Private equity funds, often organized as limited partnerships, are the most common vehicles for making private equity investments. The Fund does not intend to invest in primary investment interests in new funds being raised by an Investment Manager, but rather, the Fund will make private equity investments through Direct Access Co-Investments and Secondary Investments. The investments held by private equity funds and Direct Access Co-Investments involve the same types of risks associated with an investment in any operating company. However, securities of private equity funds, as well as the underlying companies these funds invest in, tend to be more illiquid, and highly speculative. Private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Depending on market conditions the availability of such financing may be reduced dramatically, limiting the ability of private equity funds to obtain the required financing or reducing their expected rate of return. Additionally, the portfolio companies of private equity funds may have more complex capital structures than traditional publicly-traded companies, and may have multiple classes of equity securities with differing rights, including with respect to voting and distributions. Such private companies may also have preferred stock or senior debt outstanding, which heightens the risk investing in the equity of such companies. Failure by the Fund, the Advisor or the Investment Managers to properly evaluate the relative rights and value of a class of securities in which the Fund invests could cause the Fund to lose part of all of its investment, which may have a material and adverse effect on the Fund’s NAV and results of operations.

Regulation of Investment Funds. The regulatory environment for Investment Funds continues to evolve, and changes in the regulation of Investment Funds may adversely affect the value of the Fund’s investments and the ability of the Fund to implement its investment strategy (including the use of leverage). The financial services industry generally and the activities of Investment Funds and their investment advisers, in particular, have been the subject of increasing legislative and regulatory scrutiny. Such scrutiny may increase the Fund’s and/or the Advisor’s legal, compliance, administrative and other related burdens and costs as well as regulatory oversight or involvement in the Fund and/or the Advisor’s business. There can be no assurances that the Fund or the Advisor will not in the future be subject to regulatory review or discipline. The effects of any regulatory changes or developments on the Fund may affect the manner in which it is managed and may be substantial and adverse.

Growth Equity. An Investment Fund may invest, and the Fund may co-invest, in growth equity opportunities. Growth equity is usually classified by investments in private companies that have reached profitability but still need capital to achieve the desired level of commercialization before having access to the public markets for financing. As a result of the risks associated with advancing the company’s growth plan, investors can expect a higher return than might be available in the public markets, but also need to recognize the business and financial risks that remain in advancing the company’s commercial aspirations. For growth equity companies, the risks are generally greater than the risks of investing in public companies that may be at a later stage of development.

Geographic Concentration Risks. An Investment Fund may concentrate its investments in specific geographic regions. This focus may constrain the liquidity and the number of portfolio companies available for investment by an Investment Fund. In addition, the investments of such an Investment Fund will be disproportionately exposed to the risks associated with the region of concentration.

Sanctions. Certain portfolio companies may operate in, or have dealings with, countries subject to sanctions or embargos imposed by the U.S. government, foreign governments, or the United Nations or other international organizations. In particular, on February 24, 2022, Russian troops began a full-scale invasion of Ukraine and, as of the date hereof, the countries remain in active armed conflict. Around the same time, the United States, the United Kingdom, the European Union, and several other nations announced a broad array of new or expanded sanctions, export controls, and other measures against Russia, Russian-backed separatist regions in Ukraine, and certain banks, companies, government officials, and other individuals in Russia and Belarus, as well as a number of Russian Oligarchs. The U.S. or other countries could also institute broader sanctions on Russia and others supporting Russia’s economy or military efforts. The ongoing conflict and the rapidly evolving measures in response could have a negative impact on the economy and business activity globally (including in the countries in which the Fund invests), and therefore could adversely affect the performance of the Fund’s portfolio companies. The severity and duration of the conflict and its impact on global economic and market conditions are impossible to predict, and as a result, could present material uncertainty and risk with respect to the Fund and its portfolio companies and operations, and the ability of the Fund to achieve its investment objectives. Similar risks will exist to the extent that any portfolio companies, service providers, vendors or certain other parties have material operations or assets in Russia, Ukraine, Belarus, or the immediate surrounding areas. Sanctions could also result in Russia taking counter measures or retaliatory actions which could adversely impact portfolio companies, including, but not limited to, cyberattacks targeting private companies, individuals or other infrastructure upon which the Fund’s portfolio companies rely.

Sector Concentration. The Fund seeks to diversify its Underlying Investments across sectors, however, a particular Investment Fund may concentrate its investments in specific industry sectors. This focus may constrain the liquidity and the number of portfolio companies available for investment by an Investment Fund. In addition, the investments of such an Investment Fund will be disproportionately exposed to the risks associated with the industry sectors of concentration. The Fund generally expects to have exposure to the following sectors:

●	Utilities and Energy Sectors. Energy companies may be significantly affected by outdated technology, short product cycles, falling prices and profits, market competition and risks associated with using hazardous materials. Energy companies may also be negatively affected by legislation that results in stricter government regulations and enforcement policies or specific expenditures. An Investment Fund may invest, and the Fund may co-invest, in portfolio companies in the utilities sector, thereby exposing the Investment Fund to risks associated with this sector. Rates charged by traditional regulated utility companies are generally subject to review and limitation by governmental regulatory commissions, and the timing of rate changes will adversely affect such companies’ earnings and dividends when costs are rising.

●	Materials Sector. Companies in the materials sector may be adversely affected by commodity price volatility, exchange rate fluctuations, social and political unrest, war, import or export controls, increased competition, depletion of resources, technical advances, labor relations, over-production, decreases in the demand for materials, litigation and government regulations, among other factors. Companies in the materials sector are also at risk of liability for environmental damage and product liability claims and may incur significant environmental remediation costs in complying with environmental laws. Production of materials may exceed demand as a result of market imbalances or economic downturns, leading to poor investment returns.

●	Industrials Sector. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand changes related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Global events, trade disputes and changes in government regulations, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies in this sector tend to rely to a significant extent on government demand for their products and services.

●	Consumer Discretionary Sector. The success of consumer product manufacturers and retailers is tied closely to the performance of domestic and international economies, interest rates, exchange rates, supply chains, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending, and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

●	Consumer Staples Sector. Companies in the consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and changes in the global economy, consumer spending and consumer demand. Tobacco and tobacco-related companies, in particular, may be adversely affected by new laws, regulations and litigation. Companies in the consumer staples sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

●	Healthcare Sector. The profitability of companies in the healthcare sector may be adversely affected by the following factors, among others: extensive government regulations, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, changes in the demand for medical products and services, a limited number of products, industry innovation, changes in technologies and other market developments. Many healthcare companies are heavily dependent on patent protection. The expiration of a company’s patents may adversely affect that company’s profitability. Many healthcare companies are subject to extensive litigation based on product liability and similar claims. Healthcare companies are subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. The U.S. Inflation Reduction Act of 2022 allows for the negotiation of prescription drug prices on behalf of Medicare recipients, which may result in reduced prescription prices. This could reduce some healthcare companies’ overall profitability. Many new products in the healthcare sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly, and such efforts ultimately may be unsuccessful. Companies in the healthcare sector may be thinly capitalized and may be susceptible to product obsolescence.

●	Financial Sector. Financial services companies are subject to extensive governmental regulation that may limit the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability of such companies is generally dependent on the availability and cost of capital, and can fluctuate as a result of increased competition or changing interest rates. In addition, events in the financial sector over the past several years have resulted in reduced liquidity in credit and a high degree of volatility in the financial markets. This situation has negatively affected many financial services companies, such as by causing such companies’ values to decline.

●	Information Technology Sector. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on their profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Companies in the information technology sector are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Companies in the application software industry, in particular, may also be negatively affected by the decline or fluctuation of subscription renewal rates for their products and services, which may have an adverse effect on profit margins. Companies in the systems software industry may be adversely affected by, among other things, actual or perceived security vulnerabilities in their products and services, which may result in individual or class action lawsuits, state or federal enforcement actions and other remediation costs.

●	Communication Services Sector. The communication services sector consists of both companies in the telecommunication services industry as well as those in the media and entertainment industry. Examples of companies in the telecommunication services industry group include providers of fiber-optic, fixed-line, cellular and wireless telecommunications networks. Companies in the media and entertainment industry group encompass a variety of services and products including television broadcasting, gaming products, social media, networking platforms, online classifieds, online review websites, and Internet search engines. Companies in the communication services sector may be affected by industry competition, substantial capital requirements, government regulation, and obsolescence of communications products and services due to technological advancement. Fluctuating domestic and international demand, shifting demographics and often unpredictable changes in consumer tastes can drastically affect a communication services company’s profitability. In addition, while all companies may be susceptible to network security breaches, certain companies in the communication services sector may be particular targets of hacking and potential theft of proprietary or consumer information or disruptions in service, which could have a material adverse effect on their businesses.

Currency Risk. Investment Funds in which the Fund may invest may include direct and indirect investments in a number of different currencies. Any returns on, and the value of such investments may, therefore, be materially affected by exchange rate fluctuations, local exchange control, limited liquidity of the relevant foreign exchange markets, the convertibility of the currencies in question and/or other factors. A decline in the value of the currencies in which the Fund’s or Investment Fund’s investments are denominated against the U.S. dollar may result in a decrease in the Fund’s net asset value. The Advisor will not elect to hedge the value of investments made by the Fund against currency fluctuations. Accordingly, the performance of the Fund could be adversely affected by such currency fluctuations.

Inflation Risk. The Fund’s investments may be subject to inflation risk, which is the risk that the real value (i.e., nominal price of the asset adjusted for inflation) of assets or income from investments will be less in the future as inflation decreases the purchasing power and value of money (i.e., as inflation increases, the real value of the Fund’s assets can decline). Inflation rates may change frequently and significantly as a result of various factors, including unexpected shifts in the domestic or global economy and changes in monetary or economic policies (or expectations that these policies may change), and the Fund’s investments may not keep pace with inflation, which would generally adversely affect the real value of shareholders’ investment in the Fund. This risk is greater for fixed-income instruments with longer maturities. In addition, this risk may be significantly elevated compared to normal conditions because of recent monetary policy measures and the current interest rate environment.

Force Majeure Risk. Investment Funds may be affected by force majeure events (i.e., events beyond the control of the party claiming that the event has occurred, including, without limitation, acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism and labor strikes). Some force majeure events may adversely affect the ability of a party (including an Investment Fund or a counterparty to the Fund or an Investment Fund) to perform its obligations until it is able to remedy the force majeure event. In addition, the cost to an Investment Fund or the Fund of repairing or replacing damaged assets resulting from such force majeure event could be considerable. Certain force majeure events (such as war or an outbreak of an infectious disease) could have a broader negative impact on the world economy and international business activity generally, or in any of the countries in which the Fund may invest specifically. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control over one or more Investment Fund or Underlying Investment, could result in a loss to the Fund, including if its investment in such Investment Fund or Underlying Investment is canceled, unwound or acquired (which could be without what the Fund considers to be adequate compensation). Any of the foregoing may therefore adversely affect the performance of the Fund and its investments.

The outbreak of a novel coronavirus and related respiratory disease (“COVID-19”) has led, and for an unknown period of time will continue to lead, to disruptions in local, regional, national, and global markets and economies affected thereby. The COVID-19 outbreak has resulted in numerous deaths and the imposition of both local and more widespread business restrictions, labor shortages, fluctuations in consumer demand for certain goods and services, commercial disruption on a global scale, and general concern and uncertainty, all of which have caused social unrest and significant volatility in financial markets. Similar consequences could arise with respect to other infectious diseases. The extent to which COVID-19 will continue to affect the Fund, the Fund’s service providers and the Fund’s investments will depend on future developments, which are highly uncertain and cannot be predicted.

Risks Related to the Structure of Investment Funds

Nature of Portfolio Companies. The Investment Funds will include direct and indirect investments in various private or public (as part of a “going private” transaction) companies, ventures and businesses. This may include portfolio companies in the early phases of development, which can be highly risky due to the lack of a significant operating history, fully developed product lines, experienced management, or a proven market for their products. The Fund’s investments may also include portfolio companies that are in a state of distress or which have a poor record and which are undergoing restructuring or changes in management, and there can be no assurances that such restructuring or changes will be successful. The management of such portfolio companies may depend on one or two key individuals, and the loss of the services of any of such individuals may adversely affect the performance of such portfolio companies.

Nature of Investment Funds. The Fund is registered as an investment company under the 1940 Act. The 1940 Act is designed to afford various protections to investors in pooled investment vehicles. For example, the 1940 Act imposes limits on the amount of leverage that a registered investment company can assume, restricts layering of costs and fees, restricts transactions with affiliated persons and requires that the investment company’s operations be supervised by a board of managers, a majority of whose members are independent of management. However, the Investment Funds in which the Fund invests are not subject to the provisions of the 1940 Act. Investment Managers may not be registered as investment advisers under the Advisers Act. As an investor in the Investment Funds managed by Investment Managers that are not registered as investment advisers, the Fund will not have the benefit of certain of the protections of the Advisers Act.

The Investment Funds are exempted from regulation under the 1940 Act because they permit investment only by investors who meet very high thresholds of investment experience and sophistication, as measured by net worth. The Fund’s investment qualification thresholds are generally lower. As a result, the Fund provides an avenue for investing in Investment Funds that would not otherwise be available to certain investors. This means that investors who would not otherwise qualify to invest in largely unregulated vehicles will have the opportunity to make such an investment through the Fund.

Prospective investors should understand that the Fund is an appropriate investment only for investors who can tolerate a high degree of risk, including lesser regulatory protections in connection with the Fund’s investments in Investment Funds than might normally be available through investments in registered investment company vehicles.

Direct Access Co-Investments. The Fund makes direct investments in the equity and/or debt securities of private companies, including through or alongside Investment Funds managed by Investment Managers. The Fund’s ability to realize a profit on such investments will be particularly reliant on the expertise of the Investment Managers, including to the extent they serve as the lead investor in the transaction. There can be no assurance that any specific Direct Access Co-Investment offered to the Fund would be appropriate or attractive to the Fund in the Advisor’s judgment. The market for co-investment opportunities is competitive and may be limited, and the co-investment opportunities to which the Fund wishes to allocate assets may not be available at any given time. Due diligence is conducted on co-investment opportunities; however, the Advisor may not have the ability to conduct the same level of due diligence applied to other investments. In addition, the Advisor may have little to no opportunities to negotiate the terms of such co-investments. The Fund generally relies on the Investment Managers offering such Direct Access Co-Investment opportunities to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the co-investment.

Secondary Investments. The overall performance of the Fund’s Secondary Investments will depend in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain Secondary Investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Advisor considers (for commercial, tax, legal or other reasons) less attractive. Where the Fund acquires an interest in an Investment Fund through a Secondary Investment, the Fund will generally not have the ability to modify or amend such Investment Fund’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to Secondary Investments may be greater than those relating to primary investments in new funds.

Where the Fund acquires an interest in an Investment Fund as a Secondary Investment, the Fund may acquire contingent liabilities of the seller of such interest. More specifically, where the seller has received distributions from the relevant private equity fund and, subsequently, that private equity fund recalls one or more of these distributions, the Fund (as the purchaser of the interest to which such distributions are attributable and not the seller) may be obligated to return monies equivalent to such distributions to such private equity fund. While the Fund may, in turn, make a claim against the seller for any such monies so paid to the private equity fund, there can be no assurances that the Fund would prevail on such claim.

Affiliated Transactions. The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates (including the Advisor), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, the Fund and any portfolio company that the Fund controls are generally prohibited from knowingly participating in a joint transaction, including co-investments in a portfolio company, with an affiliated person, including any directors or officers of the Fund, the Advisor or any entity controlled or advised by any of them. These restrictions also generally prohibit the Fund’s affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to the Fund or any portfolio company controlled by the Fund certain securities or other property and from lending to and borrowing from the Fund or any portfolio company controlled by the Fund monies or other properties. The Fund and its affiliates may be precluded from co-investing in private placements of securities, including in any portfolio companies controlled by the Fund. The Fund, its affiliates and portfolio companies controlled by the Fund may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff. There can be no assurance that the Fund would be able to satisfy these conditions with respect to any particular transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions or the type of investments that the Fund could make. The Fund has applied for exemptive relief from the SEC to allow it to co-invest in certain investment opportunities with certain of its affiliates. However, there can be no assurance that the Fund will obtain such relief. Prior to obtaining exemptive relief, the Fund intends to co-invest with its affiliates only in accordance with existing regulatory guidance.

Non-U.S. Risk. Certain of the Investment Funds may invest, and the Fund may co-invest, in foreign portfolio companies that do not maintain internal management accounts or adopt financial budgeting, internal audit or internal control procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund and the Investment Funds may be incomplete, inaccurate and/or significantly delayed. The Fund and the Investment Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such portfolio companies, which may ultimately have an adverse impact on the net asset value of the Fund.

Valuation of the Fund’s Investments. To the extent that the Fund does not receive timely valuation information from the Investment Managers of its investments, the Fund’s ability to accurately calculate its net asset value may be impaired. The Investment Managers generally provide valuations on a quarterly basis, whereas the Fund determines the NAV of each share class daily. A large portion of the Fund’s investments will not be publicly traded and will not have readily available market quotations. As such, the Fund’s investments will be valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. Fair valuations may prove to be inaccurate. Neither the Advisor nor the Board will be able to confirm independently the accuracy of valuation information provided by the Investment Managers (and audits of the Investment Managers and the various entities they sponsor and/or control, if conducted, generally occur only once a year). Valuation information could also be inaccurate due to fraudulent activity, mis-valuation or inadvertent error. The Fund may not uncover errors in valuation for a significant period of time, if ever.

A large percentage of the securities in which the Investment Funds invest will not have a readily ascertainable market price and will be fair valued by the Investment Fund. In this regard, an Investment Fund may face a conflict of interest in valuing the securities, as their value may affect the Investment Fund’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Investment Fund, the accuracy of the valuations provided by the Investment Funds, that the Investment Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Investment Funds’ policies and procedures and systems will not change without notice to the Fund. To the extent that the Fund does not receive timely information from the Investment Funds regarding their valuations, the Fund’s ability to accurately calculation its net asset value may impaired. As a result, an Investment Fund’s valuation of the securities may fail to match the amount ultimately realized with respect to the disposition of such securities.

Valuations Subject to Adjustment. The Advisor determines the Fund’s daily NAV based upon the quarterly valuations reported by the Investment Funds, which may not reflect market or other events occurring subsequent to the quarter-end. The Advisor will fair value the holdings in Investment Funds to reflect such events, consistent with its valuation policies; however, there is no guarantee the Advisor will correctly fair value such investments. Additionally, the valuations reported by Investment Funds may be subject to later adjustment or revision. For example, fiscal year-end net asset value calculations of the Investment Funds may be revised as a result of audits by their independent auditors. Other adjustments may occur from time to time. Because such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund, and therefore the Fund, at the time they occur, relate to information available only at the time of the adjustment or revision, the adjustment or revision may not affect the amount of the repurchase proceeds of the Fund received by shareholders who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Funds or revisions to the net asset value of an Investment Fund or direct private equity investment adversely affect the Fund’s net asset value, the remaining outstanding Shares may be adversely affected by prior repurchases to the benefit of shareholders who had their Shares repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value resulting from such subsequently adjusted valuations may be entirely for the benefit of the outstanding Shares and to the detriment of shareholders who previously had their Shares repurchased at a net asset value lower than the adjusted amount. The same principles apply to the purchase of Shares. New shareholders may be affected in a similar way.

Illiquidity of Investment Fund Interests. There is no regular market for interest in Investment Funds, which typically must be sold in privately negotiated transactions. Any such sales would likely require the consent of the applicable Investment Fund and could occur at a discount to the stated net asset value. If the Advisor determines to cause the Fund to sell its interests in an Investment Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time.

Indemnification of Investment Funds, Investment Managers and Others. The Fund may agree to indemnify certain of the Investment Funds and their respective managers, officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Investment Funds. If the Fund were required to make payments (or return distributions) in respect of any such indemnity, the Fund could be materially adversely affected. Indemnification of sellers of secondaries may be required as a condition to purchasing such securities.

Termination of the Fund’s Interest in an Investment Fund. An Investment Fund may, among other things, terminate the Fund’s interest in that Investment Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Investment Fund or if the continued participation of the Fund in the Investment Fund would have a material adverse effect on the Investment Fund or its assets.

Investments in Non-Voting Stock; Inability to Vote. The Fund intends to hold its interests in the Investment Funds in nonvoting form or limit its voting rights to a certain percentage. Where only voting securities are available for purchase, the Fund will generally seek to create by contract the same result as owning a non-voting security by agreeing to relinquish or limit the right to vote in respect of its investment. The Fund will not receive any consideration in return for entering into a voting waiver arrangement. To the extent that the Fund contractually foregoes the right to vote Investment Fund securities, the Fund will not be able to vote or may be able to vote only to a limited extent on matters that may be adverse to the Fund’s interests. As a result, the Fund’s influence on an Investment Fund could be diminished, which may consequently adversely affect the Fund and its shareholders.

Limited Operating History of Fund Investments. Many of the Investment Funds may have limited operating histories and the information the Fund will obtain about such investments may be limited. As such, the ability of the Advisor to evaluate past performance or to validate the investment mandates of such Investment Funds will be limited.

Smaller Capitalization Issuers. Investment Funds may invest in smaller capitalization companies, including micro-cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better- known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than those of larger, more established companies, as these securities typically are less liquid, traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

OTHER RISKS

Investing in the Fund involves risks other than those associated with investments made by Investment Funds, including those described below:

Other Registered Investment Companies. The Fund may invest in the securities of other registered investment companies to the extent that such investments are consistent with the Fund’s investment objective and permissible under the 1940 Act. Under one provision of the 1940 Act, the Fund may not acquire the securities of other registered investment companies if, as a result, (i) more than 10% of the Fund’s total assets would be invested in securities of other registered investment companies, (ii) such purchase would result in more than 3% of the total outstanding voting securities of any one registered investment company being held by the Fund or (iii) more than 5% of the Fund’s total assets would be invested in any one registered investment company. The Fund, as a holder of the securities of other investment companies, will bear its pro rata portion of the other investment companies’ expenses, including advisory fees. These expenses will be in addition to the direct expenses incurred by the Fund.

Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund’s investment portfolio.

Dilution. The Fund may accept additional subscriptions for Shares as determined by the Board, in its sole discretion. Additional purchases will dilute the indirect interests of existing shareholders in the Fund’s investments prior to such purchases, which could have an adverse impact on the existing shareholders’ interests in the Fund if subsequent investments underperform the prior investments.

Substantial Fees and Expenses. A shareholder in the Fund that meets the eligibility conditions imposed by one or more Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could potentially invest directly in Investment Funds. By investing in the Investment Funds through the Fund, a shareholder in the Fund will bear a portion of the Management Fee and other expenses of the Fund. A shareholder in the Fund will also indirectly bear a portion of the asset-based fees, carried interests or incentive allocations (which are a share of an Investment Fund’s returns which are paid to an Investment Manager and fees and expenses borne by the Fund as an investor in the Investment Funds). Each Investment Manager receives any incentive-based allocations to which it is entitled irrespective of the performance of the other Investment Funds and the Fund generally. As a result, an Investment Fund with positive performance may receive compensation from the Fund, even if the Fund’s overall returns are negative.

Incentive Allocation Arrangements. The aggregate fees associated with the Fund’s investment in an Investment Fund (including Core Independent Manager fees and Underlying Independent Manager fees related to Underlying Investments) will generally equal 1.00% to 2.00% annually of committed or net invested capital, and a percentage of net profits as a carried interest allocation, which may, in limited circumstances, be up to 20%. These performance incentives may create an incentive for the Investment Managers to make investments that are riskier or more speculative than those that might have been made in the absence of the performance fee, carried interest, or incentive allocation.

Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adversely to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

Inadequate Return. No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Shareholders should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Inside Information. From time to time, the Fund or its affiliates may come into possession of material, non-public information concerning an entity in which the Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Fund to buy or sell securities of the entity.

Recourse to the Fund’s Assets. The Fund’s assets, including any investments made by the Fund and any interest in the Investment Funds held by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability.

Non-Fundamental Investment Policies. The Board of Trustees may change certain of the Fund’s investment objectives and policies, restrictions, strategies and techniques without shareholder approval. Any change to the Fund’s current non-fundamental operating policies, investment criteria and strategies may negatively impact the Fund’s business, net asset value, and/or the Fund’s operating results. This may impact the Fund’s ability to make distributions to shareholders, resulting in the loss of all or part of a shareholder’s investment in the Fund.

Non-Diversification Risk. We intend to be classified as “non-diversified” under the 1940 Act. As a result, we will be able to invest a greater portion of our assets in obligations of a single issuer than a “diversified” fund. We may therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. We intend to maintain our status as a RIC, and thus we intend to satisfy the diversification requirements of Subchapter M of the Code, including its less stringent diversification requirements that apply to the percentage of our total assets that are represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and certain other securities.

No History of Operations. The Fund is a closed-end investment company with no history of operations. It is designed for long-term investors and not as a trading vehicle. If the Fund commences operations under inopportune market or economic conditions, it may not be able to achieve its investment objectives. In addition, because the Fund has no minimum asset threshold that must be satisfied prior to launch, the Fund will experience high expenses as a percentage of net assets, subject to the Fund’s Expense Limitation and Reimbursement Agreement (see “Fund Expenses”), to the extent it raises a minimum amount of capital.

New Advisor Risk. The Advisor is newly registered and has not previously managed an interval fund. Accordingly, investors in the Fund bear the risk that the Advisor’s inexperience may limit its effectiveness.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects. The Fund may repurchase and/or redeem Shares in accordance with the terms of its Agreement and Declaration of Trust (the “Declaration of Trust”) and the 1940 Act, including Rule 23c-2, held by a shareholder or other person acquiring Shares from or through a shareholder, if:

●	the Shares have been transferred in violation of the Fund’s Declaration of Trust, or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the shareholder;

●	ownership of the Shares by the shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of the Shares by the shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Advisor or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	any of the representations and warranties made by the shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

●	the shareholder is subject to special regulatory or compliance requirements, such as those imposed by ERISA, the U.S. Bank Holding Company Act of 1956, as amended, or certain Federal Communications Commission regulations (collectively, “Special Laws or Regulations”), and the Fund determines that the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares;

●	the shareholder owns Shares having an aggregate net asset value less than an amount determined from time to time by the Board, which amount is currently $1,000; or

●	the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

The Fund would only exercise these redemption rights in a manner that does not unfairly discriminate against shareholders and complies with Rule 23c-2. The effect of these provisions may be to deprive an investor in the Fund of an opportunity for a return even though other investors in the Fund might enjoy such a return.

Limitations on Transfer; Shares Not Listed; No Market for Class A Shares, Class C Shares or Class I Shares. The transferability of Shares is subject to certain restrictions contained in the Fund’s Declaration of Trust and is affected by restrictions imposed under applicable securities laws. Shares are not traded on any national securities exchange or other market. No market currently exists for Class A Shares, Class C Shares or Class I Shares, and the Fund contemplates that no such market will develop. The Shares are, therefore, not readily marketable. Although the Advisor and the Fund expect to recommend to the Board that the Fund offer to repurchase Shares quarterly, no assurances can be given that the Fund will do so. Consequently, Class A Shares, Class C Shares and Class I Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

Closed-end Fund; Liquidity Risks. The Fund is a non-diversified closed-end management investment company designed primarily for long-term investors and is not intended to be a trading vehicle. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on net asset value. The Fund offers a limited degree of liquidity through quarterly repurchase offers, and Shares are therefore considerably less liquid than shares of funds that trade on a national securities exchange or shares of open-end management investment companies. As a result, the Shares should be viewed as a long-term investment for investors who are able to bear the risks associated with restricted liquidity.

Repurchase Risks. As a closed-end “interval fund,” the Fund makes quarterly repurchase offers for no less than 5% of the Fund’s outstanding Shares at NAV. Even though the Fund makes quarterly repurchase offers (typically in or around the last month of the calendar quarter), investors should consider the Fund’s Shares to be illiquid. There is no guarantee that you will be able to sell the amount of Shares that you wish to tender in connection with a given repurchase offer. Shareholders may tender more Shares than the Fund has offered to repurchase. If so, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, it is possible that not all Shares that are tendered in a repurchase offer will be repurchased. There is also a risk that some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a given quarter, thereby increasing the likelihood that a proration will occur. Finally, the Board (including a majority of Independent Trustees (as defined below)) may suspend quarterly repurchases in accordance with Rule 23c-3. Due to the foregoing, an investment in the Fund may not be appropriate for IRAs or other qualified retirement plans that require minimum distributions. Each of these factors may further limit the liquidity of the Fund’s Shares. See “Repurchases and Transfers of Shares.”

Potential Adverse Consequences of Repurchase Offers. The Fund believes that repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. The use of offering proceeds to fund Share repurchases may constitute a return of capital and will lower a shareholder’s tax basis in his or her Shares. Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund’s investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), may increase the Fund’s portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV per Share. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market; and if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

A large shareholder, or multiple shareholders who in aggregate hold a large portion of the Fund’s Shares, may request to have all of their Shares repurchased, in which case, the Fund’s quarterly repurchase offers may be oversubscribed for an extended period of time until those Shares are repurchased. Substantial requests for the Fund to repurchase Shares could require the Fund to liquidate certain of its investments more rapidly than otherwise desirable in order to raise cash to fund the repurchases and achieve a market position appropriately reflecting a smaller asset base. This could have a material adverse effect on the value of the Shares.

To the extent the Fund obtains repurchase proceeds by disposing of its interest in certain Investment Funds, the Fund will thereafter hold a larger proportion of its assets in the remaining Investment Funds. This could adversely affect the ability of the Fund to fund subsequent repurchase requests of shareholders or to conduct future repurchases at all. In addition, after giving effect to such dispositions, the remaining Investment Funds may not reflect the Advisor’s ideal judgments as to the desired portfolio composition of the Fund’s Investment Funds, in that the Fund’s performance may be tied to the performance of fewer Investment Funds and/or may not reflect the Advisor’s judgment as to the Fund’s optimal exposure to particular asset classes or investment mandates. In addition, substantial repurchases of Shares could result in a sizeable decrease in the Fund’s net assets, resulting in an increase in the Fund’s total annual operating expense ratio.

Timing of Repurchase Offers. The timing of repurchase offers may be disadvantageous for shareholders. When we make repurchase offers, we may offer to repurchase Shares at a price that is lower than the price that investors paid for Shares in our offering. As a result, to the extent investors have the ability to participate in a repurchase offer, the price at which an investor may sell Shares, which will be equal to our NAV per Share as of the date of repurchase, may be lower than what an investor paid in connection with the purchase of Shares in our offering.

In addition, in the event an investor chooses to participate in a repurchase offer, the investor will be required to provide us with notice of intent to participate prior to knowing what the NAV per Share will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the repurchase date, to the extent an investor seeks to sell Shares to us pursuant to a repurchase offer, the investor will be required to do so without knowledge of what the repurchase price of our Shares will be on the repurchase date.

Distributions. Distributions will be paid at least annually on the Fund’s Shares in amounts representing substantially all of the net investment income and net capital gains, if any, earned each year. The Fund may not achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions, and therefore may not be a suitable investment for investors who require regular dividend income. The Fund intends to invest primarily in equity securities, and as a result, the Fund’s distributions may be less consistent than other investment companies that primarily make debt investments. Additionally, a shareholder’s distribution will be automatically reinvested in additional Shares, unless such shareholder specifically elects to receive all income dividends and/or capital gains distributions in cash. To the extent that any portion of the Fund’s distributions is considered a return of capital, (i) such distributions should not be considered the dividend yield or total return of an investment in the Shares, (ii) shareholders who receive the payment of a distribution consisting of a return of capital should not assume that the source of a distribution from the Fund is a net profit, and (iii) the amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in its Shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the Shares.

Special Tax Risks. Special tax risks are associated with an investment in the Fund. The Fund intends to satisfy the requirements each taxable year necessary to qualify as a “regulated investment company” or “RIC” under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from the Investment Funds in which the Fund is invested.

If before the end of any quarter of its taxable year, the Fund believes that it may fail any of the asset diversification requirements, the Fund may seek to take certain actions to avert such a failure. However, certain actions typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the diversification discrepancy) may be difficult for the Fund to pursue because the Fund may redeem its interest in an Investment Fund only at certain times specified by the governing documents of each respective Investment Fund. While the Code ordinarily affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a redemption from an Investment Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) to shareholders would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions.

Additional Tax Considerations; Distributions to Shareholders and Potential Fund-Level Tax Liabilities. The Fund expects to distribute substantially all of its net ordinary income and net capital gains to shareholders. These distributions are respectively characterized as ordinary dividend income or long-term capital gain when distributed as dividends for U.S. federal income tax purposes to shareholders. The Fund will inform shareholders of the amount and character of its distributions to shareholders. See “Tax Aspects” below for more information. If the Fund distributes (or is deemed to have distributed) in respect of any calendar year less than an amount at least equal to the sum of 98% of its calendar year ordinary income (taking into account certain deferrals and elections), 98.2% of its capital gain net income (generally determined on the basis of a one-year period ended on October 31 of such calendar year, and adjusted for certain ordinary losses), plus any such amounts that were not distributed in previous calendar years, then the Fund will generally be subject to a nondeductible 4% excise tax with respect to the amounts by which the Fund fails to meet such thresholds. The Fund will not be subject to this excise tax on any amount which the Fund incurred an entity-level U.S. federal income tax.

In addition, the Fund may invest in Investment Funds located outside of the United States or in other non-U.S. portfolio companies or entities that may be considered passive foreign investment companies (“PFICs”) or controlled foreign corporations (“CFCs”) for U.S. federal income tax purposes. As a result, the Fund may, in a particular taxable year, be required to make ordinary income distributions in excess of the net economic income from such investments with respect to such taxable year. Furthermore, income or gain from such Investment Funds or other entities may be subject to non-U.S. withholding or other taxes. Any such withholding or other taxes would reduce the return on the Fund’s investment in such Investment Funds and thus on the shareholders’ investment in the Fund. See “Tax Aspects.”

Change in Tax Laws. Each prospective investor should be aware that tax laws and regulations are changing on an ongoing basis, and such laws and/or regulations may be changed with retroactive effect. Moreover, the interpretation and/or application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the Fund and/or an Investment Fund to accrue potential tax liabilities even in situations in which the Fund does not expect to be ultimately subject to such tax liabilities.

Significant tax reform legislation was enacted that, among other things, imposes a minimum tax on book income and profits of certain multinational corporations. There are a number of proposals in the U.S. Congress that would similarly modify the existing U.S. tax rules. The impact of this new legislation on shareholders, the Fund, the Investment Funds and the entities through which the Investment Funds invest is uncertain. Prospective investors are urged to consult their tax advisors regarding the effects of the new legislation on an investment in the Fund.

Unitholders should also consider the possibility of changes to tax laws and regulations which may adversely affect the Fund and/or the Fund’s non-U.S. investments, including as a result of the OECD’s Action Plan on Base Erosion and Profit Shifting.

Regulatory Change. Legal and regulatory changes could occur during the term of the Fund, which may materially adversely affect the Fund. In addition, legislation or regulation may change the way in which the Fund is regulated. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Fund or will not impair the ability of the Fund to achieve its investment objective.

Cyber security risk. As the use of technology has become more prevalent in the course of business, the Fund, its service providers, Investment Managers, Investment Funds, and underlying portfolio companies, like all companies, have become more susceptible to operational, information security and related risks through breaches in cyber security. In general, cyber security failures or breaches of the Fund or its service providers or the issuers of securities in which the Fund invests may result from deliberate attacks or unintentional events and may arise from external or internal sources. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users). Cyber security failures or breaches affecting the Advisor, the Investment Managers, any subadvisor and other service providers (including, but not limited to, Fund accountants, custodians, transfer agents and Financial Intermediaries) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of Fund shareholders to transact business, destruction to equipment and systems, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber security breaches in the future.

While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cybersecurity breaches, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund does not directly control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund or its shareholders. The Fund and its shareholders could be negatively impacted as a result.

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Fund and the Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund, however, all principal risks associated with investing in the Fund are disclosed. Prospective investors should read this entire Prospectus and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this Prospectus. The Fund will update this Prospectus to account for any material changes in the risks involved with an investment in the Fund.

MANAGEMENT OF THE FUND

General

The Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of persons who are Independent Trustees. Axxes Advisors LLC serves as the Fund’s Advisor. The Advisor’s principal office is located at 3011 Ponce de Leon Blvd, Suite 1420, Coral Gables, Florida 33134. The Advisor is a wholly-owned subsidiary of Axxes Capital.

The Advisor serves as investment adviser to the Fund pursuant to the Investment Advisory Agreement. Pursuant to the Investment Advisory Agreement, the Advisor provides the Fund with ongoing investment guidance, policy direction and monitoring of the Fund, subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund; buys, retains and sells the Fund’s portfolio investments; selects brokers or dealers to execute transactions; provides investment research; maintains or causes to be maintained all required books, records, and reports and other information required for the proper operation of the Fund; and furnishes all other services required in connection with management of the Fund.

The Investment Advisory Agreement has an initial term of two years. The Investment Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Advisor. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

In consideration of the advisory and other services provided by the Advisor to the Fund, the Fund pays the Advisor a management fee (the “Management Fee”), at an annual rate of 1.25% payable monthly in arrears and accrued daily based upon the Fund’s average daily net assets (including any assets in respect of Shares that will be repurchased by the Fund as of the end of the month). The Management Fee is due and payable in arrears within five business days after the end of the month. Base management fees for any partial month are prorated based on the number of days in the month.

The Investment Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence in the performance of its duties or reckless disregard of its obligations and duties under the Investment Advisory Agreement, the Advisor is not liable for any loss the Fund sustains for any investment, adoption of any investment policy, or the purchase, sale or retention of any security.

A discussion regarding the Board’s basis for approving the Investment Advisory Agreement will be included in the Fund’s annual report to shareholders for the period ending March 31, 2025.

Management Team

Our Advisor is led by Joseph DaGrosa, Jr. and Ray Joseph, who have overall responsibility for managing the Fund’s investment program. The personnel of the Advisor responsible for management of the Fund are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Advisor and its personnel maintain relationships with a large number of managers. The Advisor believes that, as a result of these contacts, the Fund should have access to a large number of investments from which to select.

The portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund are Joseph DaGrosa, Jr. and Ray Joseph:

Joseph DaGrosa, Jr.

Joseph DaGrosa, Jr. has served as portfolio manager of the Fund since its inception. Mr. DaGrosa is Chief Executive Officer of the Fund. He is also the Founder, Chairman and CEO of Axxes Capital. Mr. DaGrosa has over 30 years of experience in successfully investing in multiple industries including sports & entertainment, retail, food & beverage, insurance, real estate, hospitality, healthcare, and aviation. Mr. DaGrosa also serves as Chairman of a private equity firm, DaGrosa Capital Partners LLC (“DCP”), a Miami-based private equity firm founded in 2021 which is focused on making controlling and influential minority investments in private equity businesses in addition to investments in the real estate sector.

In 2019, Mr. DaGrosa co-founded and served as Co-Chairman of Quinn Residences, a $900 million real estate investment trust focused on the acquisition and development of single-family home rentals in prime rental-growth markets throughout the United States. Quinn Residences is now one of the fastest growing companies in the single-family home rental market. Mr. DaGrosa also served as Chairman of GACP Sports LLC, which acquired F.C. Girondins de Bordeaux, a first division French soccer team as well as Soccerex Ltd, the world’s largest B2B convention business serving the global football industry.

Previously, Mr. DaGrosa was Co-Founder and Senior Partner at 1848 Capital Partners LLC (“1848”), where he co-led all aspects of the firm’s private equity investments. In 2003, Mr. DaGrosa and his partners formed Heartland Food Corp. (“Heartland”), an acquisition vehicle that acquired 248 Burger King franchises out of bankruptcy, and successfully co-led the turnaround and sale of Heartland to GSO Capital (now part of Blackstone). In 2008, Mr. DaGrosa co-led the acquisition of Jet Support Services Inc. (“JSSI”), the world’s largest independent provider of warranty and insurance programs for the maintenance of private jets. Mr. DaGrosa served as Vice-Chairman and Co-Chief Investment Officer of JSSI until the sale of the company in 2020 to GTCR.

Prior to 1848, Mr. DaGrosa was a Partner at Maplewood Partners LP, a Miami-based private equity firm, where he served as Co-Head of Transactions and Chief Administrative Partner. Mr. DaGrosa began his career in 1986 at Paine Webber, Inc. in the firm’s Management Audit and Controls Program and from 1988 to 1996 worked as a financial advisor in the firm’s Special Accounts Group.

Mr. DaGrosa currently serves on the board of directors for Soccerex LLC and Brazil Tower Company LP, and previously served on the board of Global Crossing Airlines Group Inc., Eastern Airlines Group Inc., and SMobile Systems, Inc. He also serves on the board of Camillus House, a non-profit organization focused on meeting the needs of Miami’s homeless citizens.

Mr. DaGrosa holds a Bachelor of Science degree in Finance, Accounting and Statistics from Syracuse University.

Ray Joseph

Ray Joseph has served as portfolio manager of the Fund since its inception. Mr. Joseph is the Chief Investment Officer of the Advisor and a Trustee of the Fund. Before joining the Fund, Mr. Joseph was Chief Investment Officer for the Los Angeles Fire and Police Pension Funds, (“LAFPP”) responsible for the investment strategy, risk management, portfolio management and construction, and trading for $28.2 Billion for all public and private market portfolios. Before his appointment at LAFPP, Mr. Joseph was a vice president with Wilshire Associates and a director at Barclays in New York.

Mr. Joseph received a Presidential Appointment as the Chief Investment Officer for the Office of the Special Trustee, managing assets with the U.S. Interior and Treasury Departments responsible for the investment strategy, risk management, portfolio management and construction, and trading for $1 billion for US Treasury, $4 billion of public market securities and its 56 Million acres of private real estate assets. Mr. Joseph also served as the Deputy Chief Investment Officer and the Acting Chief Investment Officer for the State of New Jersey’s Division of Investment, responsible for the investment strategy, risk management, portfolio management and construction and trading for its $15.8 Billion cash management fund, $70 Billion in Public and Private Portfolios, $2 Billion in the 403 B program and $900 million 529 Program.

Before his role with the State of New Jersey’s Treasury Department, Mr. Joseph was responsible for the investment strategy, risk management, portfolio management and construction, and trading for Idearc Media’s (Verizon’s spinoff of its Information Services Division) $1.4 Billion in Pension and Defined Contribution investment programs. He began his career in acquisition and development roles for Pacific Bell (AT&T), GTE Internetworking (Level 3), Nextel (T-Mobile), and Switch and Data (Equinix).

Mr. Joseph is a member of the Triphammer Ventures Funds 1, 3, and 5 investment committee, a Special Advisor to PEO Partners, an equity hedge fund, and a Senior Advisor to Good Scout Capital, a private equity fund.

Mr. Joseph completed a B.S. in Finance/MIS at the State University of New York at Buffalo and an M.B.A. at the Johnson School at Cornell University.

Additional Information. The statement of additional information provides additional information about each portfolio manager’s compensation, other accounts managed, and ownership of securities.

The following individuals are also part of the Advisor’s management team.

Karrie Jerry

Karrie J. Jerry is the Chief Compliance Officer (“CCO”) of the Fund and the Advisor. Ms. Jerry has almost 20 years of compliance experience working for large private equity firms and their associated credit vehicles.

Previously, Ms. Jerry served as the Credit Chief Compliance Officer at New Mountain Capital, LLC overseeing multiple credit vehicles including business development companies (“BDCs”), small business investment companies (“SBIC”), joint ventures, collateralized loan obligations, private credit vehicles, net lease funds and a real estate investment trust (“REIT”). Ms. Jerry also served as the CCO and Corporate Secretary for New Mountain Finance Corporation, a publicly listed BDC.

From 2005 to 2011, Ms. Jerry served as a Compliance Analyst and Assistant Corporate Secretary at Apollo Investment Corporation (“AINV”), a publicly traded BDC providing customized financing solutions to private middle market companies. In addition to her role with the AINV, Ms. Jerry was responsible for compliance oversight for Apollo’s publicly listed real estate investment trust.

Ms. Jerry received a Bachelor of Science in Paralegal Studies from Boston University.

Gary J. Bachman

Gary J. Bachman is the Chief Financial Officer of the Fund and the Advisor. Mr. Bachman has over 30 years of corporate finance experience covering public accounting, financial institutions and public company investment managers.

Previously, Mr. Bachman was a Managing Director at GQG Partners overseeing all strategic initiatives. From 2016 to 2020, Mr. Bachman was the Chief Operating Officer of Pzena Investment Management and previously served as Pzena’s Chief Financial Officer from 2012 through 2016. Prior to joining Pzena, Mr. Bachman served in senior finance and accounting roles at JP Morgan Chase, Lehman Brothers, and Goldman Sachs. Mr. Bachman began his career in 1990 as an auditor with Ernst & Young and earned his Certified Public Accounting license in 1992. Mr. Bachman recently served as a member of the Financial Accounting Standards Board Small Business Advisory Committee.

Mr. Bachman received a B.S. in Accounting from Binghamton University and an M.B.A. in Finance from Fordham University.

Adam Kaplan

Adam Kaplan is the Chief Administrative Officer of the Fund and the Advisor. Mr. Kaplan brings over 30 years of corporate finance experience covering public accounting, investment banking, commercial banking and private debt and private equity.

Mr. Kaplan previously served as the Chief Operating Officer of DCP, where he was responsible for the administration of DCP’s operations including fund administration, accounting, finance, human resources, legal, compliance and insurance.

Prior to joining DCP, Mr. Kaplan served as Chief Financial Officer for Ship Supply, a private equity-owned maritime services company. Previously, Mr. Kaplan spent nearly 10 years as the Chief Portfolio Officer of Banyan Investments, a middle market private equity and mezzanine fund, where he was actively involved in the origination, negotiation, analysis, closing and monitoring of approximately 30 transactions across multiple industries.

Prior to his role at Banyan, Mr. Kaplan served as Senior Vice President at Bank of America and Vice President at Applica Consumer Products, a publicly traded company that designs, markets, and distributes kitchen appliances under the brand names Black and Decker, George Foreman and others. He joined Applica from NationsBank where he spent eight years as a Vice President in the Investment Banking division.

Mr. Kaplan began his career in 1989 as an auditor with Deloitte & Touche LLP and earned his Certified Public Accounting license in 1991. Mr. Kaplan’s Certified Public Accounting license is not currently active.

Mr. Kaplan holds a Bachelor of Science degree in Accounting and Master of Business Administration degree in Finance from University of Florida as well as a Master of Science degree in Accounting from University of North Florida.

Adrain L. Bryant, Esq.

Mr. Bryant is the Chief Legal Officer of the Fund and Axxes Capital. Mr. Bryant brings over 15 years of legal experience covering a diverse span of industries and sectors, including financial services and medical devices.

Prior to joining Axxes Capital, Mr. Bryant was the Director of Corporate Legal Affairs at Vapotherm, Inc. a medical device company with a focus on respiratory issues. Previously, he was a consulting attorney in the corporate finance, capital markets and fund formation industries. Mr. Bryant has also held in-house legal roles at W.P. Carey, Inc. as their Vice President and Associate General Counsel and FS Investments as their Senior Counsel. Mr. Bryant has also gained valuable legal experience at some of the world’s most prestigious law firms, including Skadden, Arps, Slate, Meagher & Flom LLP, DLA Piper and Clifford Chance. Mr. Bryant began his career as an auditor with Ernst & Young and has been a Certified Public Accountant in the state of North Carolina for over 20 years.

Mr. Bryant holds a Bachelor of Science in Analytical Finance and a Master of Science in Accountancy from Wake Forest University. Additionally, he has a Juris Doctor from Duke University’s School of Law and a Master of Business Administration from the Fuqua School of Business at Duke University.

Administrator

Axxes Capital (the “Administrator”) serves as the Fund’s administrator. Pursuant to the Administration Agreement, the Administrator is responsible for, or will oversee the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others. The Fund will reimburse the Administrator for services performed for the Fund pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for the Fund by such affiliate or third party. See “—Sub-Administrator.”

Unless earlier terminated as described below, the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Fund’s outstanding voting securities and, in each case, a majority of the Independent Trustees. The Fund may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or by the affirmative vote of a majority of the outstanding Shares. In addition, the Administrator may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice.

Sub-Administrator

Ultimus Fund Solutions LLC (the “Sub-Administrator”) serves as the Fund’s Sub-Administrator. Pursuant to the Sub-Administration Agreement, the Sub-Administrator provides certain administrative services necessary for the Fund’s operation. Pursuant to the Sub-Administration Agreement, the Sub-Administrator will receive compensation from the Administrator.

Transfer Agent

Ultimus Fund Solutions LLC will act as our transfer agent, distribution paying agent and registrar (the “Transfer Agent”). The principal business address of our transfer agent is 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022.

Custodian

Our securities are held under a custody agreement by U.S. Bank National Association (“US Bank”). The address of the custodian is U.S. Bank Tower, 425 Walnut Street, Cincinnati, OH 45202. US Bank is acting solely in the capacity of custodian in connection with the offering of securities described herein, and has not endorsed, recommended or guaranteed the purchase, value or repayment of such securities.

FUND EXPENSES

The Advisor bears all of its own costs incurred in providing investment advisory services to the Fund, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, the Fund bears all other expenses related to its investment program. Additionally, such expenses are outlined in the Investment Advisory Agreement and Administration Agreement. The Advisor and/or Administrator also provides, or arranges at its expense, for certain management and administrative services to be provided to the Fund. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Fund’s expenses.

Expenses borne by the Fund (and thus indirectly by shareholders) include:

●	any non-investment related interest expense;

●	calculating NAV (including the cost and expenses of any independent third-party valuation firm);

●	all expenses related to its investment program, including, but not limited to, expenses borne indirectly through the Fund’s investments in the underlying Investment Funds, including any fees and expenses charged by the Investment Managers of the Investment Funds (including management fees, performance or incentive fees and redemption or withdrawal fees, however titled or structured), all costs and expenses directly related to portfolio transactions and positions for the Fund’s account such as direct and indirect expenses associated with the Fund’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Fund’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts) and, if applicable, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

●	our organization;

●	direct and indirect expenses, incurred by the Advisor, or members of its investment teams, or payable to third parties, in evaluating, developing, negotiating, structuring and performing due diligence on prospective portfolio companies, including such expenses related to potential investments that were not consummated, and, if necessary, enforcing our rights including, (a) travel, entertainment, lodging and meal expenses, (b) origination fees, syndication fees, research costs, due diligence costs, bank service fees and (c) fees and expenses related to the organization or maintenance of any intermediate entity used to acquire, hold or dispose of any portfolio company or otherwise facilitating our investment activities;

●	fees and expenses incurred by the Advisor (and its affiliates) or the Administrator (or its affiliates) payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring our investments and monitoring investments and portfolio companies on an ongoing basis;

●	any and all fees, costs and expenses incurred in connection with our incurrence of leverage and indebtedness, including borrowings, dollar rolls, reverse purchase agreements, credit facilities, securitizations, margin financing and derivatives and swaps, and including any principal or interest on our borrowings and indebtedness (including, without limitation, any fees, costs, and expenses incurred in obtaining lines of credit, loan commitments, and letters of credit for our account and in making, carrying, funding and/or otherwise resolving investment guarantees);

●	offerings, sales, and repurchases of the Shares and other securities;

●	fees and expenses payable under any Distribution Agreements entered into by the Fund;

●	investment advisory fees payable under the Investment Advisory Agreement;

●	administration fees and expenses, if any, payable under the Administration Agreement;

●	fees and expenses based upon our allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including the allocable portion of the compensation of the Fund’s Chief Executive Officer, Chief Compliance Officer, Chief Financial Officer, Chief Administrative Officer, Chief Legal Officer and their respective staff;

●	costs incurred in connection with investor relations and Board relations;

●	any applicable administrative agent fees or loan arranging fees incurred with respect to our portfolio investments by the Advisor, the Administrator, the Sub-Administrator, or an affiliate thereof;

●	any and all fees, costs and expenses incurred in implementing or maintaining third-party or proprietary software tools, programs or other technology for our benefit (including, without limitation, any and all fees, costs and expenses of any investment, books and records, portfolio compliance and reporting systems, general ledger or portfolio accounting systems and similar systems and services, including, without limitation, consultant, software licensing, data management and recovery services fees and expenses);

●	transfer agent, dividend agent and custodial fees and expenses;

●	federal and state registration fees, including notice filing fees;

●	federal, state and local taxes;

●	fees and expenses of Independent Trustees including reasonable travel, entertainment, lodging and meal expenses, and any legal counsel or other advisors retained by, or at the discretion or for the benefit of, the Independent Trustees;

●	costs of preparing and filing reports or other documents required by the SEC, Financial Industry Regulatory Authority, Inc., U.S. Commodity Futures Trading Commission, or other regulators, and all fees, costs and expenses related to compliance-related matters (such as developing and implementing specific policies and procedures in order to comply with certain regulatory requirements) and regulatory filings related to the Fund’s activities and/or other regulatory filings, notices or disclosures of the Advisor, any sub-advisor and their respective affiliates relating to the Fund and its activities;

●	costs of any reports, proxy statements or other notices to shareholders, including printing costs;

●	fidelity bond, trustees and officers/errors and omissions liability insurance, and any other insurance premiums;

●	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors, tax preparers and outside legal costs;

●	proxy voting expenses;

●	all expenses relating to payments of dividends or interest or distributions in cash or any other form made or caused to be made by the Board to or on account of holders of the securities of the Fund, including in connection with the distribution reinvestment plan or the Share repurchase program;

●	costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Fund’s assets for tax or other purposes;

●	to the extent permitted by the 1940 Act or any exemptive relief obtained thereunder, allocable fees and expenses associated with marketing efforts on behalf of the Fund; and

●	any extraordinary expenses (as defined below), including indemnification expenses as provided for in the Fund’s organizational documents.

The Advisor will be reimbursed by the Fund for any of the above expenses that it pays on behalf of the Fund, except as otherwise provided above.

There will be no direct or indirect payments from a Core Independent Manager to the Advisor or to any third party, pursuant to any agreement or understanding, that are used to offset any expenses of the Fund.

The Advisor has contractually entered into an “Expense Limitation and Reimbursement Agreement” with the Fund to limit until September 16, 2025 (the “Limitation Period”) the Specified Expenses borne by the Fund in respect of Class A, Class C and Class I Shares during the Limitation Period to an amount not to exceed 2.50% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including organizational and offering expenses provided that the following expenses are excluded from the definition of Specified Expenses: (i) expenses of Investment Funds and any other underlying funds (including contribution requirements for investments, expenses and management fees) (i.e., acquired fund fees and expenses); (ii) interest expense and any other expenses incurred in connection with the Fund’s credit facility (if any); (iii) expenses incurred in connection with secondary offerings, co-investments and other investment-related expenses of the Fund; (iv) Distribution and Servicing Fees in respect of any class of Shares; (v) taxes; and (vi) extraordinary expenses. The Advisor may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any class of Shares for any month exceed the Expense Cap applicable to a class of Shares, the Advisor will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Advisor bears Specified Expenses in respect of a class of Shares, the Advisor may receive reimbursement for any expense amounts that were previously paid or borne by the Advisor, for a period not to exceed three years from the date on which such expenses were paid or borne by the Advisor, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Advisor if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were paid or borne by the Advisor; or (2) the Fund’s current Expense Cap.

“Extraordinary expenses” are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses, and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders.

Additionally, the Advisor has agreed to waive all Management Fees for a six-month period commencing on the Escrow Expiration Date (the “Management Fee Waiver”). The Management Fee Waiver is in addition to the Expense Cap, i.e., Specified Expenses will essentially be capped at 1.25% during the Management Fee Waiver period. The Management Fee Waiver is not subject to recoupment.

Investment Funds bear various expenses in connection with their operations similar to those incurred by the Fund.

Investment Managers generally assess asset-based fees to, and receive incentive-based fees from, the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds. These expenses and fees will be in addition to those incurred by the Fund itself. As an investor in the Investment Funds, the Fund will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to incentive fees to the Investment Managers.

DETERMINATION OF NET ASSET VALUE

The NAV of the Fund will equal, unless otherwise noted, the value of the total assets of the Fund, less all of its liabilities, including accrued fees and expenses, determined daily. Because of differing class fees and expenses and different starting net asset value per Share, the per Share net asset value of the classes will vary over time.

The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NYSE (normally, 4:00 p.m., Eastern time). Each Share is offered at the NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. The price of the Shares increases or decreases on a daily basis according to the NAV of the Shares. In computing the Fund’s NAV, portfolio securities of the Fund are valued at their current fair market values determined on the basis of market quotations, if available. Because public market quotations are not typically readily available for most of the Fund’s securities, they are valued at fair value as determined pursuant to procedures and methodologies approved by the Board.

The Board has designated the Advisor as the Fund’s valuation designee for purposes of Rule 2a-5 under the 1940 Act. The Advisor will oversee the valuation of the Fund’s investments on behalf of the Fund. The Board has approved valuation procedures for the Advisor (the “Valuation Procedures”).

The Advisor will value the Fund’s investments in Investment Funds at fair value. The Advisor performs fair valuation in accordance with Topic 820 - Fair Value Measurements and Disclosures. Generally, the Advisor values the Fund’s investments at their market price if market quotations are readily available. In the absence of observable market prices, the Advisor values investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist. The Advisor’s determination of fair value is then based on the best information available in the circumstances and may incorporate its management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for nonperformance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies, real estate properties or certain debt positions.

The actual realized returns on a Core Independent Manager’s unrealized investments will depend on, among other factors, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions on which a Core Independent Manager’s valuations are based. Neither the Fund nor the Advisor have oversight or control over the implementation of the Core Independent Managers’ valuation process.

The Valuation Procedures require the consideration of all relevant information reasonably available at the time the Fund values its portfolio. The Advisor will consider information provided by the Investment Managers, and may conclude in certain circumstances that the information provided by the Investment Manager does not represent the fair value of a particular Investment Fund. In accordance with the Valuation Procedures, the Advisor will consider whether it is appropriate, in light of all relevant circumstances, to value such interests based on the net asset value reported by the relevant Investment Manager, or whether to adjust such value to reflect a premium or discount to such net asset value. Any such decision will be made in good faith, and subject to the supervision of the Board.

For example, Investment Managers may value investments in portfolio companies and direct private equity investments at cost. The Valuation Procedures provide that, where cost is determined to best approximate the fair value of the particular security under consideration, the Advisor may approve such valuations. In other cases, the Advisor may be aware of sales of similar securities to third parties at materially different prices, or of other circumstances indicating that cost may not approximate fair value (which could include situations where there are no sales to third parties). In such cases, the Fund’s investment will be revalued in a manner that the Advisor, in accordance with the Valuation Procedures, determine in good faith best approximates fair value. The Board will be responsible for ensuring that the Valuation Procedures are fair to the Fund and consistent with applicable regulatory guidelines.

Notwithstanding the above, Investment Managers may adopt a variety of valuation bases and provide differing levels of information concerning Investment Funds, and there will generally be no liquid markets for such investments. Consequently, there are inherent difficulties in determining the fair value that cannot be eliminated.

Neither the Board nor the Advisor will be able to confirm independently the accuracy of valuations provided by any Investment Managers (which are generally unaudited). Additionally, Investment Managers may not provide information on a timely basis.

To the extent the Fund holds securities or other instruments that are not investments in Investment Funds or direct private equity investments, the Fund will generally value such assets as described below. Securities traded or dealt in upon one or more securities exchanges (whether domestic or foreign) for which market quotations are readily available and not subject to restrictions against resale shall be valued at the last quoted sales price on the primary exchange or, in the absence of a sale on the primary exchange, at the mean between the current bid and ask prices on the primary exchange. Securities primarily traded in the National Association of Securities Dealers’ Automated Quotation System (“NASDAQ”) National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price. If market quotations are not readily available, or deemed unreliable for a security, or if a security’s value may have been materially affected by events occurring after the close of a securities market on which the security principally trades, but before the Fund calculates its net asset value, securities will be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask prices. In this respect, the Advisor participates in the valuation process by preparing the fair valuation for any such securities as per approved procedures and pursuant to a fair value process developed in coordination with the Fund’s administrator. The Advisor’s process is tested and subject to ongoing and periodic monitoring by the Advisor and the Fund’s administrator.

In cases where a fair valuation of securities is applied, the Fund’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security. This fair value may also vary from valuations determined by other funds using their own fair valuation procedures. The fair value prices can differ from market prices when they become available or when a price becomes available.

The Fund and the Advisor may use independent pricing services to assist in calculating the value of the Fund’s securities. In addition, market prices for foreign securities are not determined at the same time of day as the net asset value for the Fund. In computing the net asset value, the Fund values foreign securities held by the Fund at the latest closing price on the exchange in which they are traded immediately prior to closing of the NYSE. Prices of foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. If events materially affecting the value of a security in the Fund’s portfolio, particularly foreign securities, occur after the close of trading on a foreign market but before the Fund prices its Shares, the security will be valued at fair value. For example, if trading in a portfolio security is halted and does not resume before the Fund calculates its net asset value, the Advisor may need to price the security using the Advisor’s fair value pricing guidelines.

With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies registered under the 1940 Act, the Fund’s net asset value is calculated based upon the net asset values of those open-end management investment companies, and the prospectuses for these companies explain the circumstances under which those companies will use fair value pricing and the effects of using fair value pricing.

As a result of investments by the Fund or other investment vehicles accessed by the Fund, if any, in foreign securities or other instruments denominated in currencies other than the U.S. dollar, the net asset value of the Fund’s Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of these instruments denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed and an investor is not able to purchase, redeem or exchange Shares.

The Advisor and its affiliates act as investment Advisors to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Advisor or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Fund. Consequently, the fees charged to the Fund may be different than those charged to other clients, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Fund, including the Management Fee, are accrued on a daily basis and taken into account for the purpose of determining the Fund’s net asset value.

Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Fund’s net asset value if the judgments of the Advisor or the Investment Managers regarding appropriate valuations should prove incorrect.

CONFLICTS OF INTEREST

The Advisor

The Advisor or its affiliates provide or may provide investment advisory and other services to various entities. The Advisor and certain of its investment professionals and other principals, may also carry on substantial investment activities for their own accounts, for the accounts of family members and for other accounts (collectively, with the other accounts advised by the Advisor and its affiliates, “Other Accounts”). Other Accounts may include other accounts or funds advised by the Advisor that invest in funds or accounts managed by a Core Independent Manager or that otherwise have a relationship with a Core Independent Manager (such as a service provider relationship). The Fund has no interest in these activities. As a result of the foregoing, the Advisor and the investment professionals who, on behalf of the Advisor, will manage the Fund’s investment portfolio will be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time as in their judgment is necessary and appropriate.

There also may be circumstances under which the Advisor will cause one or more Other Accounts to commit a larger percentage of its assets to an investment opportunity than to which the Advisor will commit the Fund’s assets. There also may be circumstances under which the Advisor will consider participation by Other Accounts in investment opportunities in which the Advisor does not intend to invest on behalf of the Fund, or vice versa.

The Advisor also intends to compensate, from its own resources, third-party securities dealers, other industry professionals and any affiliates thereof in connection with the distribution of Shares in the Fund or for their ongoing servicing of Shares acquired by their clients. Such compensation may take various forms, including a fixed fee, a fee determined by a formula that takes into account the amount of client assets invested in the Fund, the timing of investment or the overall net asset value of the Fund, or a fee determined in some other method by negotiation between the Advisor and such Financial Intermediaries. Financial Intermediaries may also charge investors, at the Financial Intermediaries’ discretion, a placement fee based on the purchase price of Fund Shares purchased by the investor. As a result of the various payments that Financial Intermediaries may receive from investors and the Advisor, the amount of compensation that a Financial Intermediary may receive in connection with the sale of Shares in the Fund may be greater than the compensation it may receive for the distribution of other investment products. This difference in compensation may create an incentive for a Financial Intermediary to recommend the Fund over another investment product.

Financial Intermediaries may be subject to certain conflicts of interest with respect to the Fund. For example, the Fund, the Advisor, Investment Funds or portfolio companies or investment vehicles sponsored or managed by the Advisor or Investment Managers may (i) purchase securities or other assets directly or indirectly from, (ii) enter into financial or other transactions with or (iii) otherwise convey benefits through commercial activities to a Financial Intermediary. As such, certain conflicts of interest may exist between such persons and a Financial Intermediary. Such transactions may occur in the future and generally there is no limit to the amount of such transactions that may occur.

Financial Intermediaries may perform investment advisory and other services for other investment entities with investment objectives and policies similar to those of the Fund or an Investment Fund. Such entities may compete with the Fund or the Investment Fund for investment opportunities and may invest directly in such investment opportunities. Financial Intermediaries that invest in an Investment Fund or a portfolio company may do so on terms that are more favorable than those of the Fund.

Financial Intermediaries that act as selling agents for the Fund also may act as distributor for an Investment Fund in which the Fund invests and may receive compensation in connection with such activities. Such compensation would be in addition to the placement fees described above. Financial Intermediaries may pay all or a portion of the fees paid to it to certain of their affiliates, including, without limitation, financial advisors whose clients purchase Shares of the Fund. Such fee arrangements may create an incentive for a Financial Intermediary to encourage investment in the Fund, independent of a prospective shareholder’s objectives.

A Financial Intermediary may provide financing, investment banking services or other services to third parties and receive fees therefore in connection with transactions in which such third parties have interests which may conflict with those of the Fund or an Investment Fund. A Financial Intermediary may give advice or provide financing to such third parties that may cause them to take actions adverse to the Fund, an Investment Fund or a portfolio company. A Financial Intermediary may directly or indirectly provide services to, or serve in other roles for compensation for, the Fund, an Investment Fund or a portfolio company. These services and roles may include (either currently or in the future) managing trustee, managing member, general partner, investment manager or advisor, investment sub-advisor, distributor, broker, dealer, selling agent and investor servicer, custodian, transfer agent, fund administrator, prime broker, record keeper, shareholder servicer, interfund lending servicer, Fund accountant, transaction (e.g., a swap) counterparty and/or lender.

In addition, issuers of securities held by the Fund or an Investment Fund may have publicly or privately traded securities in which a Financial Intermediary is an investor or makes a market. The trading activities of Financial Intermediaries generally will be carried out without reference to positions held by the Fund or an Investment Fund and may have an effect on the value of the positions so held, or may result in a Financial Intermediary having an interest in the issuer adverse to the Fund or the Investment Fund. No Financial Intermediary is prohibited from purchasing or selling the securities of, otherwise investing in or financing, issuers in which the Fund or an Investment Fund has an interest.

A Financial Intermediary may sponsor, organize, promote or otherwise become involved with other opportunities to invest directly or indirectly in the Fund or an Investment Fund. Such opportunities may be subject to different terms than those applicable to an investment in the Fund or the Investment Fund, including with respect to fees and the right to receive information.

Set out below are practices that the Advisor may follow. Although the Advisor anticipates that the Investment Managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that an Investment Manager will abide by, and comply with, its stated practices. An Investment Manager may provide investment advisory and other services, directly or through affiliates, to various entities and accounts other than the Investment Funds.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Advisor may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or an Investment Fund in which the Fund invests. As a result of differing trading and investment mandates or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Advisor, or by the Advisor for the Other Accounts, or any of their respective affiliates on behalf of their own other accounts (“Investment Manager Accounts”) that are the same as, different from or made at a different time than, positions taken for the Fund or an Investment Fund. The Advisor has adopted policies and procedures to manage conflicts of interest associated with directors, principals, officers, and employees of the Advisor and its affiliates trading for their own accounts.

Other Matters

An Investment Manager may, from time to time, cause an Investment Fund to effect certain principal transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

The Advisor and its affiliates will not purchase securities or other property from, or sell securities or other property to the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members or managing general partners. These transactions would be effected in circumstances in which the Advisor determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

Future investment activities of the Advisor and its affiliates and their principals, partners, members, directors, officers or employees may give rise to conflicts of interest other than those described above.

Core Independent Managers

Because the Fund proposes to allocate substantially all of its assets to Investment Funds managed by the Core Independent Managers, conflicts of interest may arise as a consequence of investment management and other financial advisory services in which a Core Independent Manager and its affiliates are engaged.

A Core Independent Manager’s affiliates will not act as “underwriter” or “principal underwriter” of the Fund’s securities, as those terms are defined in the 1940 Act.

Each of the Core Independent Managers has agreed to provide the Advisor with certain types of information and access to Investment Funds, pursuant to agreements, to help enable the Advisor to invest the Fund’s assets in accordance with its strategy.

Each of the Core Independent Managers provides investment advisory services to Investment Funds in addition to those in which the Fund may invest, and their respective investment professionals may also provide investment and financial services for their proprietary accounts as well. Accordingly, each of the Core Independent Managers may have financial interests that diverge from those of the Investment Funds and conflicts of interest may arise in terms of their allocation of investment opportunities as well as their professional time between such managed Investment Funds and other clients and personal accounts.

Each of the Core Independent Managers is engaged in a broad spectrum of activities including sponsoring and managing private Investment Funds and other activities. Those activities may present conflicts if other Investment Funds either compete for the same investment opportunity or pursue investment mandates counter to each other.

PURCHASES OF SHARES

How to Purchase Shares

Shares may only be purchased through Financial Intermediaries. Financial Intermediaries may have different investment minimum requirements than those outlined in this Prospectus. Additionally, Financial Intermediaries may aggregate several customer accounts to accumulate the requisite initial investment minimum for Class I Shares. However, under no circumstances will a Financial Intermediary accept an initial investment from an investor in an amount less than $25,000, whether from an individual investor’s contribution to an aggregated order or an individual investor’s investment on its own. Please consult your Financial Intermediary for their account policies.

The Shares will be offered in a continuous offering. Shares will generally be offered for purchase on any day the NYSE is open for business, however, certain Financial Intermediaries may elect to offer subscriptions only on a monthly basis. If you transmit your order to a Financial Intermediary before the close of regular trading (generally 4:00 p.m. Eastern time) on a day that the NYSE is open for business, your order will be priced at the Fund’s NAV next computed after it is received by the Financial Intermediary in good order (including payment in full). The Fund will be deemed to have received a purchase order when the Financial Intermediary (or an authorized designee), receives the request in good order. A Financial Intermediary may hold your Shares in an omnibus account in the Financial Intermediary’s name and the Financial Intermediary may maintain your individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide to you in connection with processing your transaction order or maintaining your account with them. Financial Intermediaries are responsible for placing your order correctly and promptly with the Fund, forwarding payment promptly, as well as ensuring that you receive copies of the Fund’s Prospectus. If your Financial Intermediary requires you to purchase Shares directly from the Fund, you and your Financial Intermediary will be required to complete an investor application electronically with the Fund. Contact your Financial Intermediary for more information on investing in the Fund.

The Fund reserves the right to reject, in its sole discretion, any request to purchase Shares in the Fund at any time. The Fund also reserves the right to suspend or terminate offerings of Shares at any time at the Board’s discretion.

Initial and any additional purchases of Shares of the Fund by any shareholder may be made via wire transfer of funds.

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. What this means to you: When you open an account, we will ask your name, address, date of birth, and other information that will allow us to identify you. If we are unable to verify your identity, we reserve the right to restrict additional transactions and/or liquidate your account at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law. The Fund has implemented an anti-money laundering compliance program, which includes designation of an anti- money laundering compliance officer.

Eligible Investors

Each investor in the Fund will be required to certify to the Fund that the Shares are being acquired for the account of an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Investors who are “accredited investors” are referred to in this Prospectus as “Eligible Investors.” Existing shareholders who subscribe for additional Shares will be required to qualify as Eligible Investors at the time of each additional purchase. Prospective investors should discuss with their Financial Intermediary the requirements to be considered an Eligible Investor.

The Distributor or any registered investment adviser (a “RIA”) who offers Class I Shares may impose additional eligibility requirements on investors who purchase Class I Shares from the Distributor through such RIA. See “Plan of Distribution.”

Purchase Terms

The Fund has received exemptive relief from the SEC to issue multiple classes of Shares with different sales loads and ongoing shareholder servicing and/or distribution fees. The Fund offers three classes of Shares, Class A Shares, Class C Share and Class I Shares. The Fund reserves the right to not sell a particular share class.

Share Class Considerations

When selecting a Share class, you should consider the following:

●	which Share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the Shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all Financial Intermediaries offer all classes of Shares. If your Financial Intermediary offers more than one class of Shares, you should carefully consider which class of Shares to purchase.

Class A Shares

Investors purchasing Class A Shares may pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 0.00% to 5.75%, as set forth below. A reallowance to participating broker-dealers may be made by the Distributor from the sales load paid by each investor. The following sales loads apply to your purchases of Shares of the Fund:

Amount Purchased	Dealer Reallowance*	Dealer Manager Fee	Sales Load as % of Offering Price	Sales Load as % of Amount Invested
Under $100,000	5.00%	0.75%	5.75%	6.10%
$100,000 – $249,999	4.00%	0.75%	4.75%	4.99%
$250,000 – $499,999	3.00%	0.75%	3.75%	3.90%
$500,000 – $999,999	2.00%	0.50%	2.50%	2.56%
$1,000,000 and Above	1.00%	0.00%	1.00%	1.01%

*	Gross Dealer Concession paid to participating broker-dealers.

You may be able to buy Class A Shares without a sales charge (i.e., “load-waived”) when you are:

●	reinvesting dividends or distributions;

●	a current or former Trustee of the Fund;

●	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in Section 152 of the Code) of the Fund’s Advisor or its affiliates or of a broker-dealer authorized to sell Shares of the Fund;

●	purchasing Shares through the Fund’s Advisor;

●	exchanging an investment in Class A (or equivalent type) shares of another fund advised by the Advisor or an affiliate (the “Axxes Family Funds”) for an investment in the Fund;

●	purchasing Shares through a financial services firm that has a special arrangement with the Fund; or

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services.

The following are additional features that should be taken into account when purchasing Class A Shares:

●	a minimum initial investment of $25,000 and a minimum subsequent investment of at least $5,000;

●	the Fund may repurchase all of the Shares held by a shareholder if the shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the shareholder, is less than $1,000 for Class A Shares; and

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares;

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A Shares of the Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse purchasing Shares for your own account or trust or custodial accounts for your minor children; or

●	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

You may add the current value of all of your existing investments in the Fund and other funds in the Axxes Family Funds to determine the frontend sales charge to be applied to your current Class A purchase. Only balances currently held entirely at the Axxes Family Funds or, if held in an account through a financial services firm, at the same firm through whom you are making your current purchase, will be eligible to be added to your current purchase for purposes of determining your Class A sales charge. You may include the value of Axxes Family Funds’ investments held by the members of your immediately family, including the value of Axxes Family Funds’ investments held by you or them in individual retirement plans, such as individual retirement accounts, or IRAs, provided such balances are also currently held entirely at the Axxes Family Funds or, if held in an account through a financial services firm, at the same financial services firm through whom you are making your current purchase. The value of shares eligible for a cumulative quantity discount equals the cumulative cost of the shares purchased (not including reinvested dividends) or the current account market value; whichever is greater. The current market value of the shares is determined by multiplying the number of shares by the previous day’s NAV. If you believe there are cumulative quantity discount eligible shares that can be combined with your current purchase to achieve a sales charge breakpoint, you must, at the time of your purchase (including at the time of any future purchase) specifically identify those shares to your current purchase broker-dealer.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A Shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its Shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A Shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class A Shares, respectively, the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (as defined by your Financial Intermediary) for purposes of the letter of intent. You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any Financial Intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Distribution and Shareholder Services Plan

The Fund has adopted a “Distribution and Servicing Plan” with respect to its Class A Shares under which the Fund may compensate financial industry organizations for distribution and sales support services and/or providing ongoing shareholder servicing of client accounts with whom they have distributed Shares of the Fund. Under the Distribution and Servicing Plan, the Fund, with respect to its Class A Shares, may incur shareholder servicing expenses on an annual basis equal up to 0.25% of its average net assets attributable to Class A Shares. Class A Shares are not subject to a distribution fee. Because these fees are paid from the Fund’s assets on an ongoing basis they will increase your costs over time and may cost you more than paying other types of sales charges.

Class C Shares

Class C Shares are sold at the prevailing net asset value per Class C Share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C Shares:

●	a minimum initial investment of $25,000 and a minimum subsequent investment of at least $5,000;

●	the Fund may repurchase all of the Shares held by a shareholder if the shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the shareholder, is less than $1,000 for Class C Shares;

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C Shares;

●	a distribution fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C Shares; and

●	a CDSC equal to 1.00% of the original purchase price of Class C Shares repurchased by the Fund that have been held, as of the time of repurchase, less than 365 days from the purchase date.

Because the Class C Shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.

Contingent Deferred Sales Charge

Financial Intermediaries that have entered into selling agreements with the Distributor may receive a commission of up to 1.00% of the purchase price of Class C Shares at the time of purchase. If your Class C Shares are repurchased within 365 days after purchase, you will be charged a CDSC of up to 1.00%. The charge will apply to the lesser of the original cost of the Class C Shares being repurchased or the proceeds of the repurchase and will be calculated without regard to any Early Repurchase Fee. When your Class C Shares are repurchased, the repurchase order is processed so that the lowest CDSC charge is charged. Class C Shares that are not subject to a CDSC are repurchased first. In addition, you will not be charged a CDSC when Shares that you acquired through reinvestment of Fund dividends or capital gains are repurchased. Any CDSC paid on the repurchases of Class C Shares expressed as a percentage of the applicable repurchase amount may be higher or lower than the charge described due to rounding.

Distribution and Servicing Plan

The Fund has adopted a “Distribution and Servicing Plan” with respect to its Class C Shares under which the Fund may compensate financial industry organizations for distribution and sales support services and/or providing ongoing shareholder servicing of client accounts with whom they have distributed Shares of the Fund. Under the Distribution and Servicing Plan, the Fund, with respect to its Class C Shares, may incur a distribution fee of 0.75% and a shareholder servicing fee up to 0.25% of its average net assets attributable to Class C Shares on an annual basis. Because Distribution and Servicing Fees are paid from the Fund’s assets on an ongoing basis they will increase your costs over time and may cost you more than paying other types of sales charges.

Class I Shares

Class I Shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) by our executive officers and trustees and their immediate family members, as well as officers and employees of the Advisor, Axxes Capital or the Core Independent Managers or other affiliates and their immediate family members, and, if approved by our Board, joint venture partners, consultants and other service providers or (5) other categories of investors that we name in an amendment or supplement to this Prospectus. We may also offer Class I Shares to certain feeder vehicles primarily created to hold our Class I Shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I Shares to other investment vehicles.

No initial sales load or ongoing servicing fees are paid for sales of any Class I Shares.

The initial minimum permitted purchase is $1 million for the Class I shares unless waived by the Fund, except that the minimum initial investment for Class I Shares will not be reduced below $25,000. Additional purchases must be for a minimum of $5,000 for Class I Shares, except for purchases made pursuant to our distribution reinvestment plan. The minimum initial and additional investments may be reduced by the Fund with respect to employees, officers or Trustees of the Fund, the Advisor or their affiliates. The Fund may repurchase all of the Shares held by a shareholder if the shareholder’s account balance in the Fund, as a result of repurchase or transfer requests by the shareholder, is less than $1,000 for Class I Shares.

PURCHASE OF SHARES OF OTHER AXXES FUNDS IN CONNECTION WITH SHARE REPURCHASE PROGRAM

In connection with the quarterly repurchase of Shares through our Share repurchase program, the Fund intends to offer shareholders the opportunity to use the proceeds of their repurchased Shares to acquire shares of Axxes Family Funds (the “Affiliate Share Purchase Program”) without paying a sales load. Any shareholder opting to participate in the Affiliate Share Purchase Program will receive cash in exchange for tendered Shares, with the proceeds then being used to purchase shares in one or more Axxes Family Funds being offered at that time at the next available price date. It is the responsibility of the shareholder to inform the Fund or its Financial Intermediary of its eligibility under this program.

There will be no sales load associated with the purchase of any shares of Axxes Family Funds acquired through the Affiliate Share Purchase Program; however, such shares may be subject to shareholder servicing and/or distribution fees payable by the issuer, if any. In addition, share repurchases made in connection with the Affiliate Share Purchase Program will have the same tax consequences as if the repurchases were made without the proceeds being applied to purchase shares of an Axxes Family Fund. See “Tax Aspects.”

As of the date of this Prospectus, there are no Axxes Family Funds outside of the Fund and there is no guarantee that any others will be formed.

Any quarterly repurchases with respect to which the Affiliate Share Purchase Program is effected will be made subject to the Board’s discretion. See “Repurchases and Transfers of Shares.”

REPURCHASES AND TRANSFERS OF SHARES

The Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of its Shares outstanding at NAV, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below), and that each quarterly repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (defined below), or the next business day if the 14th day is not a business day (each, a “Repurchase Pricing Date”). Because this policy is “fundamental,” it may not be changed without a vote of a majority of the outstanding Shares. Shares will be repurchased at the NAV per Share of the relevant class determined as of the close of regular trading on the NYSE on the Repurchase Pricing Date.

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their Shares and the date the repurchase offer ends (the “Repurchase Request Deadline”). The Repurchase Request Deadline will be determined by the Fund’s Board and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no less than 21 days and no more than 42 days, and is expected to be approximately 30 days. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account within seven days of the Repurchase Pricing Date (the “Repurchase Payment Deadline”). The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act, the regulations promulgated thereunder, and other pertinent laws. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds, will be paid to shareholders by the Repurchase Payment Deadline.

In the event that the Advisor or any of its affiliates holds Shares in the capacity of a shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Repurchase Amounts

The Board, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. Rule 23c-3 of the 1940 Act permits repurchases between 5% and 25% of the Fund’s outstanding Shares at NAV. In connection with any given repurchase offer and pursuant to its fundamental policies, the Fund will offer to repurchase 5% of the total number of its Shares outstanding on the Repurchase Request Deadline.

If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis (subject to the exceptions discussed below). In the event there is an oversubscription of a repurchase offer, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during the repurchase offer. However, pursuant to Rule 23c-3(b)(5)(i) of the 1940 Act, the Fund may accept all Shares tendered for repurchase by shareholders who own fewer than 100 Shares and who tender all of their Shares, before prorating other amounts tendered. In such cases, the Fund will confirm with such shareholder’s brokers that the beneficial holder of such Shares actually owns fewer than 100 Shares. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan. If shareholders tender less than the Repurchase Offer Amount, the Fund will repurchase only those Shares offered for repurchase and shall not repurchase any other Shares.

Notice to Shareholders

Notice of each repurchase offer will be given to each beneficial owner of Shares approximately 30 days (but no less than 21 and no more than 42 days) before each Repurchase Request Deadline. The notice will:

●	contain information shareholders should consider in deciding whether to tender their Shares for repurchase;

●	include detailed instructions on how to tender Shares for repurchase;

●	state the Repurchase Offer Amount;

●	identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Deadline;

●	describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date;

●	describe (i) the procedures for shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a repurchase offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline; and

●	will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may visit the Fund’s website (https://axxesfundsolutions.com) to learn the NAV.

The notice of the repurchase offer will also provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (b) for any period during which any market on which securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. Any such suspension would require the approval of a majority of the Board (including a majority of Independent Trustees) in accordance with Rule 23c-3 of the 1940 Act. The Fund does not presently expect any of the foregoing conditions to occur in its normal fund operations.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline.

The Board has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund does not comply with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash. The use of offering proceeds to fund Share repurchases may constitute a return of capital and will lower a shareholder’s tax basis in his or her Shares. Payment for repurchased Shares may require the Fund to liquidate its investments earlier than the Advisor otherwise would, which may potentially cause the Fund to realize losses. The Advisor intends to take measures to attempt to avoid or minimize such potential losses, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. Also, the sale of securities of Investment Funds to fund repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV. In each case, such actions may reduce the Fund’s NAV.

Repurchase of the Fund’s Shares will reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to their Shares. Shareholders have no rights to redeem or transfer their Shares, other than the limited rights to transfer outlined below. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for its Shares to exist in the future.

Involuntary Repurchases

The Fund may repurchase and/or redeem Shares in accordance with the terms of its Declaration of Trust and the 1940 Act, including Rule 23c-2, held by a shareholder or other person acquiring Shares from or through a shareholder, if:

●	the Shares have been transferred in violation of the Fund’s Declaration of Trust, or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the shareholder;

●	ownership of the Shares by the shareholder or other person likely will cause the Fund to be in violation of, require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

●	continued ownership of the Shares by the shareholder or other person may be harmful or injurious to the business or reputation of the Fund, the Board of Trustees, the Advisor or any of their affiliates, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

●	any of the representations and warranties made by the shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

●	the shareholder is subject to special regulatory or compliance requirements, such as those imposed by ERISA, the U.S. Bank Holding Company Act of 1956, as amended, or certain Federal Communications Commission regulations (collectively, “Special Laws or Regulations”), and the Fund determines that the shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold the Shares;

●	the shareholder owns Shares having an aggregate net asset value less than an amount determined from time to time by the Board, which amount is $1,000; or

●	the Board of Trustees determine that the repurchase of the Shares would be in the best interest of the Fund.

Repurchase Fee

A shareholder who chooses to participate in the Fund’s repurchase offers will incur an Early Repurchase Fee of 1.00% of the value of the Shares the Fund repurchases from them for Shares held less than 365 days. The Early Repurchase Fee will be paid by reducing the repurchase proceeds otherwise payable to the shareholder. Shares held longest will be treated as being repurchased first and Shares held shortest will be treated as being repurchased last. The Early Repurchase Fee does not apply to Shares that were acquired through reinvestment of distributions or Shares repurchased and transferred through the Affiliate Share Purchase Program. Shares held for 365 days or more are not subject to the 1.00% fee. Early Repurchase Fees are paid to the Fund directly and are designed to offset costs charged by the Transfer Agent for redeeming Shares and for costs associated with fluctuations in Fund asset levels and cash flow caused by such repurchases. The Early Repurchase Fee payable by a shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interest of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all shareholders regardless of Share class.

Transfers of Shares

Shares may be transferred only:

(1)	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the shareholder; or

(2)	under certain limited circumstances, with the written consent of the Fund, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

The Fund will not consent to a transfer of Shares by a shareholder unless the transfer is to a transferee who represents that it is an Eligible Investor and after a partial transfer, the value of the Shares held in the account of each of the transferee and transferor is at least $25,000 for Class A and Class C Shares and at least $1,000,000 for Class I Shares. A shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. In connection with any request to transfer Shares, the Fund may require the shareholder requesting the transfer to obtain, at the shareholder’s expense, an opinion of counsel selected by the Fund as to such matters as the Fund may reasonably request.

In subscribing for Shares, a shareholder agrees to indemnify and hold harmless the Fund, the Board, the Advisor, each other shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of, or arising from, any transfer made by that shareholder in violation of these provisions or any misrepresentation made by that shareholder or a substituted shareholder in connection with any such transfer.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on July 14, 2022.

Shares of Beneficial Interest

The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of Shares of beneficial interest, par value $0.001 per Share. There is currently no market for our Shares and we do not expect that a market for our Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and therefore generally will not be personally liable for our debts or obligations.

Shares

Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be paid to shareholders if, as and when authorized and declared by the Board. Shares will have no preference, preemptive, appraisal, conversion, exchange or redemption rights, and will be freely transferable. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding preferred shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. Shareholders shall be entitled to vote on all matters on which a vote of shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election or removal of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of shareholders. The Fund only expects to hold shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of shareholders.

Preferred Shares and Other Securities

The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than common shares of beneficial interest (including preferred shares, debt securities or other senior securities), by action of the Board without the approval of shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred Shares could be issued with rights and preferences that would adversely affect shareholders. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of preferred shares and before any distribution is made with respect to the shares and before any purchase of shares is made, the aggregate involuntary liquidation preference of such preferred shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares. The Fund does not plan to issue preferred shares within twelve months of the effectiveness of its registration statement.

The following table shows the amounts of the Fund’s Shares that have been authorized and are outstanding as of June 30, 2024.

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Fund or for its Account	(4) Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited	None	0
Class C Shares	Unlimited	None	0
Class I Shares	Unlimited	None	10,000

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense or disposition of any action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or in the case of a criminal proceeding, matters for which such person had reasonable cause to believe that his or her conduct was unlawful. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.

The Fund has entered into the Investment Advisory Agreement with the Advisor. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Advisor is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives a written undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Declaration of Trust provides that the number of Trustees shall be no less than one and no more than 15 as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of shareholders at which a quorum is present.

The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) with or without cause by an action adopted by the majority of the then Trustees.

Action by Shareholders

The Declaration of Trust provides that shareholder action can be taken only at a meeting of shareholders or by written consent of shareholders in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the shareholders with respect to any matter submitted to a vote of the shareholders.

Amendment of Declaration of Trust and Bylaws

Subject to the provisions of the 1940 Act and the Declaration of Trust, the Board may amend the Declaration of Trust without any vote of shareholders. Pursuant to the Declaration of Trust and bylaws, the Board has the exclusive power to amend or repeal the bylaws or adopt new bylaws at any time.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

Exclusive Delaware Jurisdiction

Under the Declaration of Trust, any claims related to the Fund, except claims under the federal securities laws, must be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, unless the Fund, in its sole discretion, consents in writing to an alternative forum. As a result of this exclusive jurisdiction provision, shareholders may be required to bring suit in an inconvenient and less favorable jurisdiction. Further, under this provision, those bound by the Declaration of Trust, including shareholders of the Fund, waive any and all rights to trial by jury.

Anti-Takeover Provisions in the Declaration of Trust

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office with or without cause by an action adopted by the majority of the then Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

TAX ASPECTS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares. This discussion offers only a brief outline of the U.S. federal income tax consequences of investing in the Fund and is based upon present provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive. The discussion is limited to persons who hold their Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under U.S. federal income tax laws, such as U.S. financial institutions, insurance companies, broker-dealers, traders in securities that have made an election for U.S. federal income tax purposes to mark-to-market their securities holdings, tax-exempt organizations, partnerships, shareholders who are not “United States Persons” (as defined in the Code), shareholders liable for the alternative minimum tax, shareholders required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement, persons holding Shares through partnerships or other pass-through entities, or persons that have a functional currency (as defined in Section 985 of the Code) other than the U.S. dollar. No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter relating to the Fund or the Shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussion set forth herein does not constitute tax advice. Prospective shareholders and shareholders are urged to consult their own tax advisors as to the U.S. federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

For purposes of this discussion, a “U.S. Shareholder” generally is a beneficial owner of Shares that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity treated as a corporation) organized in or under the laws of the United States or of any political subdivision thereof;

●	a trust if either (i) a court within the United States is able exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) or the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. Shareholder” is a beneficial owner of Shares that is neither a U.S. Shareholder nor a partnership for U.S. tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding Shares should consult its tax advisers with respect to the purchase, ownership and disposition of such Shares.

Tax matters are very complicated and the tax consequences to an investor of an investment in the Shares will depend on the facts of his, her or its particular situation.

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE FUND’S INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AS WELL AS THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF THE FUND’S INVESTMENT IN ANY INVESTMENT FUND (OR OTHER ENTITY) THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP OR DISREGARDED ENTITY FOR U.S. FEDERAL INCOME TAX PURPOSES (AND NOT AN ASSOCIATION OR PUBLICLY TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Qualification as a Regulated Investment Company; Tax Treatment

The Fund will elect to be treated as, and intends to qualify be treated as a RIC under the Code. If the Fund so qualifies and distributes (or is deemed to have distributed) each taxable year to shareholders dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) plus 90% of any net tax-exempt income for the Fund’s taxable year, the Fund will not be subject to U.S. federal income tax on any amounts it distributes as dividends for U.S. federal income tax purposes, including distributions (if any) derived from the Fund’s net capital gain (i.e., the excess of the net long-term capital gains over net short-term capital losses) to shareholders. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt income, and net capital gains.

In addition, amounts not distributed on a timely basis in accordance with a separate calendar year distribution requirement are subject to a nondeductible 4% excise tax. To prevent imposition of the excise tax, the Fund generally must be considered to have distributed dividends for U.S. federal income tax purposes in respect of each calendar year in an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), determined on a calendar year basis, (2) 98.2% of its capital gain net income, generally determined on the basis of the one- year period ending on October 31st of such calendar year, and adjusted for certain ordinary losses, and (3) any ordinary income and capital gain net income from previous years that was not distributed during those years and on which the Fund incurred no U.S. federal income tax. For U.S. federal income tax purposes, dividends declared by the Fund in October, November or December to shareholders of record on a specified date in such a month and paid during January of the following calendar year are taxable to such shareholders, and deductible by the Fund, as if paid on December 31 of the calendar year declared. The Fund generally intends to make distributions sufficient to avoid imposition of the excise tax, although there can be no assurance that it will be able to do so.

In order to qualify as a RIC, in addition to the 90% distribution requirement above, the Fund must, among other things: (a) derive in each taxable year (the “gross income test”) at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly traded partnerships” (as defined in the Code) (all such income items, “qualifying gross income”); and (b) diversify its holdings (the “asset diversification test”) so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, the securities (other than the securities of other RICs) two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or the securities of one or more “qualified publicly traded partnerships” (as defined in the Code).

For the purpose of determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any Investment Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly traded partnerships) generally will be determined as if the Fund realized such tax items in the same manner as realized by those Investment Funds. Similarly, for the purpose of the asset diversification test, the Fund, in appropriate circumstances, will “look through” to the assets held by the Fund and such Investment Funds.

A RIC that fails the gross income test for a taxable year shall nevertheless be considered to have satisfied the test for such taxable year if (i) the RIC satisfies certain procedural requirements, and (ii) the RIC’s failure to satisfy the gross income test is due to reasonable cause and not due to willful neglect. However, in such case, a tax is imposed on the RIC for the taxable year in which, absent the application of the above cure provision, it would have failed the gross income test equal to the amount by which the RIC’s non-qualifying gross income exceeds one-ninth of the RIC’s qualifying gross income, each as determined for purposes of applying the gross income test for such taxable year.

Additionally, a RIC that fails the asset diversification test as of the end of a quarter of a taxable year shall nevertheless be considered to have satisfied the test as of the end of such quarter in the following circumstances. If the RIC’s failure to satisfy the asset diversification test at the end of the quarter is due to the ownership of assets the total value of which does not exceed the lesser of (i) one percent of the total value of the RIC’s assets at the end of such quarter and (ii) $10,000,000 (a “de minimis failure”), the RIC shall be considered to have satisfied the asset diversification test as of the end of such quarter if, within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of assets in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test.

In the case of a failure to satisfy the asset diversification test at the end of a quarter of a taxable year under circumstances that do not constitute a de minimis failure, a RIC shall nevertheless be considered to have satisfied the asset diversification test as of the end of such quarter if (i) the RIC satisfies certain procedural requirements; (ii) the RIC’s failure to satisfy the asset diversification test is due to reasonable cause and not due to willful neglect; and (iii) within six months of the last day of the quarter in which the RIC identifies that it failed the asset diversification test (or such other prescribed time period), the RIC either disposes of the assets that caused the asset diversification failure in order to satisfy the asset diversification test, or otherwise satisfies the asset diversification test. However, in such case, a tax is imposed on the RIC, at the highest stated corporate U.S. federal income tax rate, on the net income generated by the assets that caused the RIC to fail the asset diversification test during the period for which the asset diversification test was not met. In all events, however, such tax will not be less than $50,000.

If before the end of any taxable quarter of its taxable year, the Fund believes that it may fail the asset diversification test, the Fund may seek to take certain actions to avert such a failure. However, the action typically taken by RICs to avert such a failure (e.g., the disposition of assets causing the asset diversification discrepancy) may be difficult for the Fund to pursue because of the limited liquidity of the interests in the Investment Funds.

While the Code generally affords the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to do so may limit utilization of this statutory 30-day cure period and, possibly, the extended cure period provided by the Code as discussed above.

If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions made to shareholders. In addition, all distributions (including distributions of net capital gain) made to shareholders generally would be characterized as dividend income to the extent of the Fund’s current and accumulated earnings and profits.

Distributions

The Fund intends to make distributions necessary to maintain its ability to be subject to tax as a regulated investment company under the Code and to avoid the imposition of U.S. federal income tax. As such, the Fund intends to declare and pay distributions from its net investment income and distribute net realized capital gains, if any, at least annually, and in a manner consistent with the provisions of the Code and the 1940 Act. After the end of each calendar year, shareholders will be provided information regarding the amount and character of distributions actually and deemed received from the Fund during the calendar year.

Fund Investments

It is intended that the Fund will invest a portion of its assets in Investment Funds, some of which may be classified as partnerships for U.S. federal income tax purposes. An entity that is properly classified as a partnership (and not an association or publicly traded partnership taxable as a corporation) generally is not subject to an entity-level U.S. federal income tax. Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short- term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year. Each such item will have the same character to a partner, and will generally have the same source (either United States or foreign), as though the partner realized the item directly. Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year. Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by the Fund and certain Investment Funds (including in circumstances where investments by the Investment Funds, such as investments in debt instrument with “original issue discount,” generate income prior to a corresponding receipt of cash). In such case, the Fund may have to dispose of interests in Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Investment Funds earn income of a type that is not qualifying gross income for purposes of the gross income test or hold assets that could cause the Fund not to satisfy the RIC asset diversification test.

Some of the income that the Fund may earn directly or through an Investment Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings, which ultimately will reduce the return to shareholders.

Ordinarily, gains and losses realized from portfolio transactions will be characterized as capital gains and losses. However, because the functional currency of the Fund for U.S. federal income tax purposes is the U.S. dollar, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments, certain futures or forward contracts and options, and similar financial instruments) is generally characterized as ordinary income or loss under Section 988 of the Code. Section 988 of the Code similarly provides that gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid would be generally characterized as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be characterized as ordinary income.

A RIC is limited in its ability to deduct expenses in excess of its investment company taxable income. If the Fund’s deductible expenses in a given taxable year exceed the Fund’s investment company taxable income, the Fund may incur a net operating loss for that taxable year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to its shareholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, the excess of realized capital losses over realized capital gains) to offset its investment company taxable income, but may carry forward such net capital losses, and use them to offset future capital gains, indefinitely. In the event that the Fund were to experience an ownership change as defined under the Code, the capital loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.

Hedging and Derivative Transactions

Gain or loss, if any, realized from certain financial futures or forward contracts and options transactions (“Section 1256 Contracts”) generally is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 Contracts. In addition, any Section 1256 Contracts remaining unexercised at the end of the Fund’s taxable year are treated as sold for their then fair market value, resulting in the recognition of gain or loss characterized in the manner described above.

The Fund may acquire certain foreign currency forward contracts, enter into certain foreign currency futures contracts, acquire put and call options on foreign currencies, or acquire or enter into similar foreign currency-related financial instruments. Generally, foreign currency regulated futures contracts and option contracts that qualify as Section 1256 Contracts will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if the Fund acquires or enters into any foreign currency futures contracts or options contracts that are not Section 1256 Contracts, or any foreign currency forward contracts or similar foreign currency-related financial instruments, any gain or loss realized by the Fund with respect to such contract or financial instruments generally will be characterized as ordinary gain or loss unless the contract or financial instrument in question is a capital asset in the hands of the Fund and is not part of a straddle transaction (as described below), and an election is made by the Fund (before the close of the day the transaction is entered into) to characterize the gain or loss attributable to such contract or financial instrument as capital gain or loss.

Offsetting positions held by the Fund, or the Investment Funds, involving certain financial futures or forward contracts or options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute “straddles.” In addition, investments by the Fund in particular combinations of Investment Funds may also be treated as a “straddle.” To the extent the straddle rules apply to positions established by the Fund, or the Investment Funds, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting positions. Further, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund, or the Investment Funds, may constitute “mixed straddles.” One or more elections may be made in respect of the U.S. federal income tax treatment of “mixed straddles,” resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund, or possibly an Investment Fund, either (1) holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests (“appreciated financial position”), and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a “Contract”) with respect to the same or substantially identical property, or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund, or such Investment Fund, enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the appreciated financial position is held unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the risk of loss relating to the appreciated financial position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as by reason of an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If the Fund, or possibly an Investment Fund, enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other RICs, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The U.S. Department of the Treasury (the “Treasury”) and the IRS have the authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Passive Foreign Investment Companies and Controlled Foreign Corporations

The Fund may indirectly hold equity interests in non-U.S. Investment Funds and/or non-U.S. portfolio companies that may be treated as “passive foreign investment companies” (each, a “PFIC”) under the Code. A PFIC is generally defined as a non-U.S. entity which is classified as a corporation for U.S. federal income tax purposes, and which earns at least 75% of its annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or which holds at least 50% of its total assets in assets producing such passive income. The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” or gain from the disposition of such interests. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. This additional tax and interest may apply even if the Fund makes a distribution in an amount equal to any “excess distribution” or gain from the disposition of such shares as a taxable dividend by it to its shareholders. If an election is made to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in its income each taxable year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if not distributed to the Fund. If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund. The QEF election may not be available to the Fund because of certain requirements that the PFICs themselves would have to satisfy. Alternatively, in certain cases, the Fund may make an election to mark-to-market the shares of a PFIC held by the Fund at the end of the Fund’s taxable year (as well as on certain other dates prescribed in the Code). In this case, the Fund would recognize as ordinary income its share of any increase in the value of such PFIC shares, and as ordinary loss its share of any decrease in such value, to the extent such loss did not exceed its share of prior increases in income derived from such PFIC shares. Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable taxable year and such income would nevertheless be subject to the distribution requirement and would be taken into account under prescribed timing rules for purposes of the 4% excise tax (described above).

Dividends paid by PFICs will not be treated as “qualified dividend income.” In certain cases, the Fund will not be the party legally permitted to make the QEF election or the mark-to-market election in respect of indirectly held PFICs and, in such cases, will not have control over whether the party within the chain of ownership that is legally permitted to make the QEF or mark-to-market election will do so.

If the Fund directly or indirectly holds 10% or more of the combined value or voting power of all classes of shares of a foreign entity classified as a corporation for U.S. federal income tax purposes and considered a controlled foreign corporation (“CFC”) under the Code, the Fund may be treated as receiving a deemed distribution (i.e., characterized as ordinary income) each taxable year from such foreign corporation in an amount equal to its pro rata share of such entity’s income for such taxable year (including both ordinary earnings and capital gains), whether or not the entity makes an actual distribution during such taxable year. The Fund would be required to include the amount of a deemed distribution from a CFC when computing its investment company taxable income as well as in determining whether the Fund satisfies the distribution requirements applicable to RICs, even to the extent the amount of the Fund’s income deemed recognized from the CFC exceeds the amount of any actual distributions from the CFC and the proceeds from any sales or other dispositions of CFC stock during the Fund’s taxable year. In general, a foreign entity classified as a corporation for U.S. federal income tax purposes will be considered a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, are owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that owns (directly, indirectly, or constructively) 10% or more of the combined value or voting power of all classes of shares of a foreign entity classified as a corporation for U.S. federal income tax purposes.

Under Treasury regulations, income derived by the Fund from a CFC or a PFIC with respect to which the Fund has made a QEF election would generally constitute qualifying income for purposes of determining the Fund’s ability to be subject to tax as a RIC only to the extent the CFC or the PFIC makes current distributions of that income to the Fund or if the income is derived with respect to the Fund’s business of investing in stocks or securities.

Foreign Taxes

The Fund’s investment in non-U.S. stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those stocks or securities would be decreased. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit its shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid or deemed paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code. In such a case, shareholders of the Fund will include in gross income from foreign sources their pro rata shares of such taxes. The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes.

Taxation of U.S. Shareholders

Distributions by the Fund generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by the Fund to shareholders taxed at individual rates are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions (“Qualifying Dividends”) may be eligible for a current maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by the Fund will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of the Fund’s net capital gains (which are generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of shareholders taxed at individual rates, regardless of the U.S. shareholder’s holding period for his, her or its Shares and regardless of whether paid in cash or reinvested in additional Shares. Distributions in excess of the Fund’s earnings and profits first will reduce a U.S. Shareholder’s adjusted tax basis in such shareholder’s Shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to such U.S. Shareholder.

The Fund may retain some or all of the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount, each U.S. Shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. Shareholder, and the U.S. Shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by the Fund. Because the Fund expects to pay tax on any retained capital gains at the Fund’s regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by U.S. Shareholders taxed at individual rates on long-term capital gains, the amount of tax that individual U.S. Shareholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations. The amount of the deemed distribution net of such tax will be added to the U.S. Shareholder’s adjusted tax basis for his, her or its Shares. In order to utilize the deemed distribution approach, the Fund must provide written notice to its shareholders prior to the expiration of 60 days after the close of the relevant taxable year.

For purposes of determining (i) whether the 90% distribution requirement detailed above is satisfied for any year and (ii) the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by the Fund in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by the Fund’s U.S. Shareholders on December 31 of the year in which the dividend was declared.

With respect to the reinvestment of dividends, if a U.S. Shareholder owns Shares registered in its own name, the U.S. Shareholder will have all cash distributions automatically reinvested in additional Shares unless the U.S. Shareholder opts out of the reinvestment of dividends. Any distributions reinvested will nevertheless remain taxable to the U.S. Shareholder. The U.S. Shareholder will have an adjusted tax basis in the additional Shares purchased through the reinvestment equal to the amount of the reinvested distribution. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the U.S. Shareholder’s account.

If an investor purchases Shares shortly before the record date of a distribution, the price of the Shares will include the value of the distribution. However, the shareholder will be taxed on the distribution as described above, despite the fact that, economically, it may represent a return of his, her or its investment.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of his, her or its Shares. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held his, her or its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

A repurchase or transfer of Shares by the Fund generally will be treated as a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or, under certain circumstances, as a “dividend.” In general, the transaction should be treated as a sale or exchange of the Shares if the receipt of cash results in a meaningful reduction in the shareholder’s proportionate interest in the Fund or results in a “complete redemption” of the shareholder’s Shares, in each case applying certain constructive ownership rules in the Code. Alternatively, if a shareholder does not tender all of his or her Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and the gross amount of such repurchase may constitute a dividend to the shareholder to the extent of such shareholder’s pro rata share of the Fund’s current and accumulated earnings and profits. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a dividend from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically repurchasing Shares of the Fund.

If the repurchase or transfer of a shareholder’s Shares qualifies for sale or exchange treatment, the shareholder will recognize gain or loss equal to the difference between the amount received in exchange for the repurchased or transferred Shares and the adjusted tax basis of those Shares. Such gain or loss will be capital gain or loss if the repurchased or transferred Shares were held by the shareholder as capital assets, and generally will be treated as long-term capital gain or loss if the repurchased or transferred Shares were held by the shareholder for more than one year, or as short-term capital gain or loss if the repurchased or transferred Shares were held by the shareholder for one year or less.

In general, U.S. Shareholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of recognized net long-term capital gains over recognized net short-term capital losses, subject to certain adjustments), including any long-term capital gain derived from an investment in the Fund’s Shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. Shareholders. In addition, individuals with modified adjusted gross income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes gross income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses), reduced by certain deductions allocable to such income. Corporate U.S. shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate U.S. Shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year. Any net capital losses of a non-corporate U.S. Shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate U.S. Shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

Under applicable Treasury regulations, if a U.S. Shareholder recognizes a loss with respect to shares of $2 million or more for a non-corporate U.S. Shareholder or $10 million or more for a corporate U.S. Shareholder in any single taxable year (or a greater loss over a combination of years), the U.S. Shareholder must file with the IRS a disclosure statement on Form 8886. Direct U.S. Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, U.S. Shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to U.S. Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. Shareholders should consult their own tax advisers to determine the applicability of these regulations in light of their individual circumstances.

The Fund (or the applicable withholding agent) will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by the Fund generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to certain U.S. Shareholders (i) who fail to furnish the Fund with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such shareholder furnished an incorrect taxpayer identification number or failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number generally is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

If the Fund is not a “publicly offered regulated investment company” for any period, a non-corporate U.S. stockholder’s pro rata portion of the Fund’s affected expenses, including its Management Fees, will be treated as an additional dividend to the shareholder and will not be deductible for non-corporate U.S. taxpayers for taxable years beginning before January 1, 2026. For taxable years beginning after December 31, 2025, these expenses will be deductible to non-corporate U.S. taxpayers only to the extent they exceed 2% of such a shareholder’s adjusted gross income. A “publicly offered regulated investment company” is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. While the Fund anticipates that it will qualify as a publicly offered RIC, the Fund may not qualify as a publicly offered RIC for future taxable years.

U.S. Federally Tax-Exempt Shareholders

Under current law, the Fund serves to “block” (that is, prevent the attribution to shareholders of) unrelated business taxable income (“UBTI”) from being realized by its U.S. federally tax-exempt shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a U.S. federally tax-exempt shareholder could realize UBTI by virtue of its investment in Shares of the Fund if the U.S. federally tax-exempt shareholder has engaged in a borrowing or other similar transaction to acquire its Shares. A U.S. federally tax-exempt shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools. If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

The foregoing discussion does not address all of the U.S. federal income tax consequences that may be applicable to a tax-exempt shareholder as a result of an investment in the Fund, and Tax-exempt investors should consult with their tax advisors regarding an investment in the Fund.

Taxation of Non-U.S. Shareholders

The following discussion only applies to certain Non-U.S. Shareholders. Whether an investment in the Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in the Shares by a Non-U.S. Shareholder may have adverse tax consequences. Such Non-U.S. Stockholders should consult their tax advisers to determine the consequences to them of investing in Shares.

Distributions of the Fund’s “investment company taxable income” to Non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses) will be subject to U.S. withholding tax imposed at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless an applicable exception applies. Subject to the discussions regarding backup withholding and FATCA (defined below) below, no withholding generally is required with respect to certain distributions if (i) the distributions are properly reported as “interest-related dividends” or “short-term capital gain dividends,” (ii) the distributions are derived from sources specified in the Code for such dividends and (iii) certain other requirements are satisfied. No assurance can be provided as to whether any of the Fund’s distributions will be reported as eligible for this exemption. If any distributions are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and if an income tax treaty applies, such distributions are attributable to a permanent establishment maintained by the Non-U.S. Shareholder within the United States), the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale of Shares, will generally not be subject to U.S. withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder.

Under the Fund’s reinvestment of dividends policy, if a Non-U.S. Shareholder owns Shares registered in its own name, the Non-U.S. Shareholder will have all cash distributions automatically reinvested in additional Shares unless it opts out of the reinvestment of dividends. If the distribution is a distribution of the Fund’s investment company taxable income, is not designated by the Fund as a short-term capital gains dividend or interest-related dividend and it is not effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the Non-U.S. Shareholder), the amount distributed (to the extent of the Fund’s current or accumulated earnings and profits) will be subject to U.S. withholding tax at a rate of 30% (or lower rate provided by an applicable treaty) and only the net after-tax amount will be reinvested in Shares. The Non-U.S. Shareholder will have an adjusted tax basis in the additional Shares purchased through the reinvestment equal to the amount reinvested. The additional Shares will have a new holding period commencing on the day following the day on which the Shares are credited to the Non-U.S. Shareholder’s account.

The tax consequences to Non-U.S. Shareholders that are individuals that are present in the U.S. for 183 days or more during a taxable year may be different from those described herein. Non-U.S. Shareholders are urged to consult their tax advisers with respect to the procedure for claiming the benefit of a lower treaty rate and the applicability of foreign taxes.

If the Fund distributes the Fund’s net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a refund claim even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

The Fund must generally report to its Non-U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Information reporting requirements may apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Shareholder’s conduct of a United States trade or business or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Shareholder resides or is established. Under U.S. federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently 24%). Backup withholding, however, generally will not apply to distributions to a Non-U.S. Shareholder, provided the Non-U.S. Shareholder furnishes to the Fund the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8BEN-E, or certain other requirements are met. Backup withholding is not an additional tax but can be credited against a Non-U.S. Shareholder’s U.S. federal income tax, and may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by certain specified U.S. persons (or held by foreign entities that have certain specified U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. While the Code would also require withholding on payments of the gross proceeds from the sale of any property that could produce U.S. source interest or dividends, the U.S. Treasury Department has indicated its intent to eliminate this requirement in subsequent proposed regulations, which state that taxpayers may rely on the proposed regulations until final regulations are issued. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a specified U.S. person and certain transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on certain payments to certain foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% owner that is a specified U.S. person or provides the withholding agent with identifying information on each greater than 10% owner that is a specified U.S. person. Depending on the status of a Non-U.S. Shareholder and the status of the intermediaries through which they hold their Shares, Non-U.S. Shareholders could be subject to this 30% withholding tax with respect to distributions on their Shares. Under certain circumstances, a Non-U.S. Shareholder might be eligible for refunds or credits of such taxes.

Non-U.S. Shareholders should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the Shares.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan, individual retirement account (“IRA”), Keogh plan, or other plan or arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, including any entity whose assets are considered “plan assets” (each of the foregoing, a “Plan”) should consider, among other things, the matters described below before determining whether to invest in the Fund. ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to Plans that are subject to ERISA (an “ERISA Plan”), including prudence, diversification, an obligation not to engage in prohibited transactions, and other requirements. In determining whether a particular investment is appropriate for an ERISA Plan, U.S. Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current total return of the portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Tax Aspects,” above), and the projected return of the Fund relative to the ERISA Plan’s funding objectives.

Before investing the assets of an ERISA Plan in the Fund, an ERISA Plan fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary with respect to any such ERISA Plan breaches his or her responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the Plans investing in the Fund for purposes of the fiduciary responsibility and prohibited transaction rules of ERISA and the Code. For this reason, the Advisor will therefore not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a shareholder of the Fund, solely as a result of the ERISA Plan’s investment in the Fund.

Certain prospective Plan investors may currently maintain relationships with the Advisor or one or more Investment Managers in which the Fund invests, or with other entities that are affiliated with the Advisor or such Investment Managers. Each of such persons may be deemed to be a fiduciary of or other party in interest or disqualified person with respect to any Plan to which it provides investment management, investment advisory, or other services. ERISA prohibits and the Code penalizes the use of a Plan’s assets for the benefit of a party in interest or disqualified person, and also prohibits (and penalizes) a Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Plan shareholders should consult with legal counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code.

Employee benefit plans which are not subject to ERISA or the related provisions of the Code may be subject to other rules governing such plans. Fiduciaries of employee benefit plans which are not subject to ERISA, whether or not subject to Section 4975 of the Code, should consult with their own counsel and other advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained herein is, of necessity, general and may be affected by future publication of regulations and rulings. Potential investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

THE FUND’S SALE OF SHARES TO ANY PLAN IS IN NO RESPECT A REPRESENTATION OR WARRANTY BY THE FUND, THE ADVISOR OR ANY OF ITS AFFILIATES, OR BY ANY OTHER PERSON ASSOCIATED WITH THE SALE OF THE SHARES, THAT SUCH INVESTMENT BY ANY PLAN MEETS ALL RELEVANT LEGAL REQUIREMENTS APPLICABLE TO PLANS GENERALLY OR TO ANY PARTICULAR PLAN, OR THAT SUCH INVESTMENT IS OTHERWISE APPROPRIATE FOR PLANS GENERALLY OR FOR ANY PARTICULAR PLAN.

PLAN OF DISTRIBUTION

Ultimus Fund Distributors LLC acts as the Distributor and distributes the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered to Eligible Investors at NAV plus the applicable sales load. The initial minimum permitted purchases are $25,000 for the Class A and Class C Shares, and $1 million for the Class I Shares. The Fund may waive the investment minimum for Class I Shares, however, the Fund will not waive investment minimum to an amount below $25,000. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts. Shares of the Fund will not be listed on any national securities exchange, and the Distributor will not act as a market maker in Fund Shares.

The Fund will not sell any Shares unless the Fund satisfies the Minimum Offering Requirement (i.e., raises net offering proceeds of at least $25,000,000). Pending satisfaction of the Minimum Offering Requirement, all subscription payments will be placed in an account held by UMB Bank, N.A., acting as the escrow agent, in trust for the subscribers’ benefit, pending release to the Fund. While an investor cannot revoke its subscription prior to the Fund’s meeting the Minimum Offering Requirement, subscriptions will be effective only upon the Fund’s acceptance, and the Fund reserves the right to reject any subscription in whole or in part. Some or all of the Minimum Offering Requirement may be met by subscriptions made by the Advisor, its employees or its affiliates, all of which would have an interest in the completion of the offering. There is no assurance when or if the Minimum Offering Requirement will be satisfied. If the Minimum Offering Requirement is not satisfied by the Escrow Expiration Date, the Fund will promptly return all funds in the escrow account and the Fund will stop offering Shares; provided, however, that the Fund will have the option to extend the Escrow Expiration Date by an additional six-month period in its sole discretion. The Fund will not deduct any fees or expenses if the Fund returns funds from the escrow account, and the Advisor will not earn fees prior to the satisfaction of the Minimum Offering Requirement. The Board approved the establishment of the Minimum Offering Requirement at a meeting held on August 19, 2024.

Under the terms of a distribution agreement (the “Distribution Agreement”) with the Distributor, the Distributor will directly distribute Class A Shares, Class C Shares and Class I Shares to investors. The Distributor is authorized to retain brokers, dealers and certain RIAs and other Financial Intermediaries for distribution services and to provide ongoing investor services and account maintenance services to shareholders holding Class A, Class C or Class I Shares. The Fund will pay, to the Distributor, (i) a monthly Distribution and Servicing Fee out of the net assets of Class A Shares at the annual rate of 0.25% of the aggregate net asset value of Class A Shares and (ii) a monthly Distribution and Servicing Fee out of the net assets of Class C Shares at the annual rate of 1.00% of the aggregate net asset value of Class C Shares, determined and accrued as of the last day of each calendar month (before any repurchases of Shares). Class I Shares are not subject to the Distribution and Servicing Fee.

The Distributor will pay various Financial Intermediaries substantially all of the Distribution and Servicing Fee which they will use to compensate their brokerage representatives for Class A and Class C Shares sales and support. Financial Intermediaries may charge an additional one-time sales load, assessed at the time of purchase, on Class A Shares, up to a maximum of 5.75% of the investment amount. Class C Shares are subject to a CDSC of 1.00% on any Shares repurchased less than 365 days after their purchase.

The Distribution and Servicing Fee is charged on an aggregate class-wide basis, and Class A shareholders and Class C shareholders will be subject to the Distribution and Servicing Fee as long as they hold their Shares. Each compensated broker, dealer or other Financial Intermediary distributing Class A Shares and Class C Shares is paid by the Distributor based on the aggregate net asset value of outstanding Class A Shares and Class C Shares held by shareholders that receive services from such broker, dealer or other Financial Intermediary.

The Distributor may directly distribute Class A Shares and Class C Shares to investors, and for such directly distributed Class A Shares and Class C Shares, will retain all or a portion of the Distribution and Servicing Fee to compensate its brokerage representatives for their Class A Shares and Class C Shares sales and support.

Class I Shares may be purchased from the Distributor through a RIA that has entered into an arrangement with the Distributor for such RIA to offer Shares in conjunction with a “wrap” fee, asset allocation or other managed asset program sponsored or managed by such RIA. Shares are not available in certificated form.

The Advisor has and may enter into agreements to pay additional compensation out of its own resources (i.e., not Fund assets) to certain brokers, dealers or other Financial Intermediaries that have agreed to participate in the distribution of the Fund’s Shares, including the Distributor, for sales and wholesaling support, and also for other services including due diligence support, account maintenance, provision of information, referrals and support services.

Under the Distribution Agreement, the Fund has agreed to indemnify and hold the Distributor harmless from and against any and all losses, damages, costs, charges, reasonable attorney or consultant fees, payments, expenses and liability arising out of or attributable to the Fund’s refusal or failure to comply with the terms of the Distribution Agreement, breach of any representation or warranty made by the Fund contained in the Distribution Agreement, or which arise out of the Fund’s lack of good faith, gross negligence or willful misconduct with respect to the Fund’s performance under or in connection with the Distribution Agreement.

DISTRIBUTION POLICY

Dividends will generally be paid at least annually on the Shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments will vary in amount, depending on investment income received and expenses of operation. It is likely that many of the Investment Funds in whose securities the Fund invests will not pay any dividends, and this, together with the Fund’s relatively high expenses, means that there can be no assurance the Fund will have substantial income or pay dividends. The Fund is not a suitable investment for any investor who requires regular dividend income.

It is anticipated that substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually. The net asset value of each Share that you own will be reduced by the amount of the distributions or dividends that you receive from that Share.

To the extent that any portion of our distributions is considered a return of capital, (i) such distributions should not be considered the dividend yield or total return of an investment in the Shares, (ii) shareholders who receive the payment of a distribution consisting of a return of capital should not assume that the source of a distribution from the Fund is a net profit, and (iii) the amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in its Shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the Shares.

Automatic Dividend Reinvestment Plan

Pursuant to the DRIP, each shareholder whose Shares are registered in its own name will automatically be a participant under the DRIP and have all income dividends and/or capital gains distributions automatically reinvested in additional Shares unless such shareholder specifically elects to receive all income, dividends and/or capital gain distributions in cash. A shareholder is free to change this election at any time prior to the record date for a particular distribution. A shareholder whose Shares are registered in the name of a nominee must contact the nominee regarding its status under the DRIP, including whether such nominee will participate on such shareholder’s behalf.

A shareholder may elect to:

●	reinvest both dividends and capital gain distributions;

●	receive dividends in cash and reinvest capital gain distributions; or

●	receive both dividends and capital gain distributions in cash.

Generally, for U.S. federal income tax purposes, shareholders receiving Shares under the DRIP will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the shareholder not participated in the DRIP.

Shares will be issued pursuant to the DRIP at their net asset value determined on the next valuation date following the ex- dividend date (the last date of a dividend period on which an investor can purchase Shares and still be entitled to receive the dividend). There is no sales load or other charge for reinvestment. A request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution. The Fund may terminate the DRIP at any time. Any expenses of the DRIP will be borne by the Fund.

LEGAL MATTERS

Eversheds Sutherland (US) LLP, located at 700 Sixth Street, N.W., Suite 700, Washington, D.C. 20001, serves as legal counsel to the Fund. Certain legal matters regarding the validity of the Shares offered hereby have been passed upon for us by Richards Layton & Finger, P.A.

REPORTS TO SHAREHOLDERS

We will send to our shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, we intend to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call the Transfer Agent at 1-(877) 462-9937 to discontinue householding and request individual copies of these documents. Once we receive notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, whose principal business address is located at 620 South Tryon Street, Suite 1000, Charlotte, NC 28202, serves as the Fund’s independent registered public accounting firm, providing audit and tax services and review of certain documents to be filed with the U.S. Securities and Exchange Commission.

INQUIRIES

Inquiries concerning the Fund and Shares (including information concerning subscription and repurchase procedures) should be directed to:

Axxes Private Markets Fund
c/o Axxes Advisors LLC
3011 Ponce de Leon Blvd, Suite 1420
Coral Gables, Florida 33134
Telephone: 1-(877) 462-9937

AXXES PRIVATE MARKETS FUND
PRIVACY NOTICE

Adopted: February 28, 2024

FACTS	WHAT DOES AXXES PRIVATE MARKETS FUND DO WITH YOUR PERSONAL INFORMATION?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include:

●    Social Security number

●    Account balances

●    Account transactions

●    Transaction history

●    Wire transfer instructions

●    Checking account information

When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons funds choose to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does the Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For our affiliates to market to you	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

Questions?	Call 1-(877) 462-9937

Who we are
Who is providing this notice?	Axxes Private Markets Fund
What we do
How does the Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does the Fund collect my personal information?

We collect your personal information, for example, when you

●     Open an account

●     Provide account information

●     Give us your contact information

●     Make a wire transfer

●     Tell us where to send the money

We also collect your information from others, such as credit bureaus, affiliates, or other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

●     Sharing for affiliates’ everyday business purposes – information about your creditworthiness

●     Affiliates from using your information to market to you

●     Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. ● The Fund does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● The Fund doesn’t jointly market.

AXXES PRIVATE MARKETS FUND

Class A Shares (AXEAX)

Class C Shares (AXECX)

Class I Shares (AXEIX)

PROSPECTUS

September 16, 2024

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

The information in this preliminary statement of additional information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary statement of additional information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated September 13, 2024

axxes private markets fund

Class A Shares (AXEAX)

Class C Shares (AXECX)

Class I Shares (AXEIX)

September 16, 2024

STATEMENT OF ADDITIONAL INFORMATION

3011 Ponce de Leon Blvd
Suite 1420
Coral Gables, FL 33134

1-(877) 462-9937

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of Axxes Private Markets Fund (the “Fund”) dated September 16, 2024. A copy of the Prospectus may be obtained by contacting the Fund at the telephone number or address set forth above.

S-i

INVESTMENT POLICIES AND PRACTICES

The Fund is a non-diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on July 14, 2022. The Fund offers three separate classes of shares of beneficial interest (“Shares”) designated as Class A (“Class A Shares”), Class C (“Class C Shares”) and Class I (“Class I Shares”) only to Eligible Investors (as defined in the Prospectus). Class A Shares, Class C Shares and Class I Shares are subject to different fees and expenses.

Axxes Advisors LLC serves as the Fund’s investment Advisor (the “Advisor”). The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s fundamental policies, which are listed below, may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund. No other policy is a fundamental policy of the Fund, except as expressly stated. At the present time the Shares are the only outstanding voting securities of the Fund. As defined by the Investment Company Act of 1940, as amended (the “1940 Act”), the vote of a “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of the shareholders of the Fund, duly called, (i) of 67% or more of the Shares represented at such meeting, if the holders of more than 50% of the outstanding Shares are present in person or represented by proxy or (ii) of more than 50% of the outstanding Shares, whichever is less. Within the limits of the fundamental policies of the Fund, the management of the Fund has reserved freedom of action.

The Fund may:

(1)	borrow money and issue senior securities (as defined under the 1940 Act), except as prohibited under the 1940 Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the Securities and Exchange Commission (“SEC”) from time to time.

(2)	underwrite securities issued by other persons, except as prohibited under the 1940 Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(3)	make loans, except as prohibited under the 1940 Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(4)	purchase or sell commodities or real estate, except as prohibited under the 1940 Act, the rules and regulations thereunder (except as permitted by an exemption therefrom), as such statute, rules or regulations may be amended or interpreted by the SEC from time to time.

(5)	not concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time, except that the Fund may invest without limitation in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and repurchase agreements involving such securities or tax-exempt obligations of state or municipal governments and their political subdivisions.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

With respect to the Fund’s policy not to invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry or group of industries, in determining whether the Fund is concentrated in an industry or group of industries, the Advisor will use its reasonable best efforts to obtain timely access to portfolio holdings and to take into account the investments of the Investment Funds when determining compliance with the Fund’s concentration policy.

In addition to the above, the Fund has adopted the following additional fundamental policies:

o	it will make quarterly repurchase offers for no less than 5% and not more than 25% (except as permitted by Rule 23c-3 under the 1940 Act (“Rule 23c-3”), as it may be amended from time to time, of the Shares outstanding at per-class net asset value (“NAV”) per Share (measured on the repurchase request deadline) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements;

o	each repurchase request deadline will be determined in accordance with Rule 23c-3, as it may be amended from time to time. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to shareholders of the repurchase offer; and

o	each repurchase pricing date will be determined in accordance with Rule 23c-3, as it may be amended from time to time. Currently, Rule 23c-3 requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.

Non-Fundamental Policies

THE FUND MAY CHANGE ITS INVESTMENT OBJECTIVE, POLICIES, RESTRICTIONS, STRATEGIES, AND TECHNIQUES.

Except as otherwise indicated, the Fund may change its investment objectives and any of its policies, restrictions, strategies, and techniques without shareholder approval. The investment objective of the Fund is not a fundamental policy of the Fund and may be changed by the Board of the Fund without the vote of a majority (as defined by the 1940 Act) of the Fund’s outstanding Shares.

The following investment limitation of the Fund is non-fundamental and may be changed by the Board without shareholder approval.

1.	The Fund may purchase or sell financial and physical commodities, commodity contracts based on (or relating to) physical commodities or financial commodities and securities and derivative instruments whose values are derived from (in whole or in part) physical commodities or financial commodities.

2.	The Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets (plus borrowings for investment purposes) in private market investments. The Fund may change this policy without the approval of shareholders, upon 60 days prior notice to shareholders.

The following descriptions of the 1940 Act may assist investors in understanding the above policies and restrictions.

Borrowing. The 1940 Act restricts an investment company from borrowing in excess of 33 1/3% of its total assets (including the amount borrowed, but excluding temporary borrowings not in excess of 5% of its total assets). Transactions that are fully collateralized in a manner that does not involve the prohibited issuance of a “senior security” within the meaning of Section 18(f) of the 1940 Act shall not be regarded as borrowings for the purposes of the Fund’s investment restriction. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments if the Fund complies with the requirements of Rule 18f-4.

Concentration. The SEC staff has defined concentration as investing 25% or more of an investment company’s total assets in any particular industry or group of industries, with certain exceptions such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities. For purposes of the Fund’s concentration policy, the Fund may classify and re-classify companies in a particular industry and define and re-define industries in any reasonable manner, consistent with SEC guidance.

Underwriting. Under the 1940 Act, underwriting securities involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly.

Lending. Under the 1940 Act, an investment company may only make loans if expressly permitted by its investment policies.

MANAGEMENT OF THE FUND

Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The Board consists of five trustees, three of whom are not “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act, of our company or the Advisor and are “independent” as determined by the Board. We refer to these individuals as our Independent Trustees. The Board elects our officers, who serve at the discretion of the Board.

Under our Agreement and Declaration of Trust, each trustee shall serve during the continued lifetime of the Fund and will not be subject to a term limit. The Fund does not intend to hold annual meetings of its shareholders.

Information regarding the members of the Board is set forth below. The address for each trustee is c/o Axxes Private Markets Fund, 3011 Ponce de Leon Blvd., Suite 1420, Coral Gables, FL 33134.

Independent Trustees

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served*	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee in the Past 5 Years
Paul Huchro (1962)	Trustee Since 2022	Co-CIO, Daemon Investments (Mar. 2022 – Present); Managing Director, Deutsche Bank (Nov. 2017 – Sept. 2019); Partner, Goldman Sachs (Mar. 1986 – Dec. 2016)	2	Axxes Opportunistic Credit Fund
Gwendolyn Hatten Butler (1956)	Trustee Since 2022	Director, Goldman Sachs Real Estate Income Trust (Apr. 2023 – Present); Director, Mutual of America Financial Group (Aug. 2021 – Present); Director, Ferguson Partners (Jul. 2021 – Present); Director, Wells Enterprises (Dec. 2020 – Jan 2023); President and Chief Investment Officer, Capri Investment Group (Mar. 2007 – Jul. 2021)	2	Goldman Sachs Real Estate Income Trust; Mutual of America Financial Group; Ferguson Partners; Wells Enterprises; Axxes Opportunistic Credit Fund
Ric Thomas (1965)	Trustee Since 2022	Professor, Suffolk University (July 2019 – Present); Senior Advisor, The World Bank (Aug. 2019 – Present); Head of Investment Strategy, State Street Global Advisors (Sept. 1998 – May 2019)	2	Axxes Opportunistic Credit Fund

*	Each Trustee serves during the continued lifetime of the Fund and will not be subject to a term limit.

Interested Trustees

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served*	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee in the Past 5 Years
Ray Joseph** (1972)	Chairman of the Board and Trustee Since 2023	Chief Investment Officer, Axxes Capital Inc. (“Axxes Capital”) (Jan. 2023 – Present); Chief Investment Officer, Los Angeles Fire & Police Pensions (June 2021 - June 2022); Vice President, Wilshire Associates (October 2017 – June 2021); Director, Barclays Investment Bank (May 2013 – August 2017); PDST/Chief Investment Officer, Office of Special Trustee, US Department of Interior (January 2011 – February 2012); Deputy Chief Investment Officer & Acting Chief Investment Officer, New Jersey Division of Investment (October 2008 – January 2011); Investment Manager Idearc Media (June 2005 – October 2008)	2	Axxes Opportunistic Credit Fund
Martha Bejar*** (1962)	Trustee Since 2022	Chairperson, Afiniti (a data and software company) (Jan. 2022 – Present); Senior Partner, DaGrosa Capital Partners (Sept. 2022 – Present); Director, Quadient SA (Jan. 2019 – Present); Director, Sportsman’s Warehouse (Feb. 2019 – Present); Director, Commvault Systems, Inc. (Jul. 2018 – Present); Director, Lumen Technologies (Jan. 2016 – Present); Co-Founder, Red Bison Advisory Group (Jan. 2013 – Jun. 2019)	2	Lumen Technologies; Commvault Systems, Inc.; Quadient SA; Sportsman’s Warehouse; Axxes Opportunistic Credit Fund

*	Each Trustee serves during the continued lifetime of the Fund and will not be subject to a term limit.

**	Mr. Joseph is an interested person of the Fund because of his position with the Fund’s Advisor.

***	Ms. Bejar is an interested person of the Fund because of her position with an affiliate of the Fund’s Advisor.

Officers who are Not Trustees

Information regarding our officers who are not Trustees is as follows:

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years
Joseph DaGrosa, Jr. (1963)	Chief Executive Officer Since 2022	Founder and Chief Executive Officer, Axxes Capital (Jan. 2022 – Present); Chairman, DaGrosa Capital Partners (Jan. 2019 – Present); Co-Founder and Co-Chair, Quinn Residences (2019 – 2020); Chairman, General American Capital Partners LLC (Jan. 2016 – Apr. 2022); Senior Partner, 1848 Capital Partners LLC (2006 – Apr. 2022)
Karrie Jerry (1974)	Chief Compliance Officer Since 2022	Chief Compliance Officer, Axxes Capital (Mar. 2022 – Present); Chief Compliance Officer, New Mountain Capital LLC (Jul. 2011 – Mar. 2022)
Gary J. Bachman (1968)	Chief Financial Officer Since 2023	Chief Financial Officer, Axxes Capital (Apr. 2023); Managing Director, GQG Partners (Jan. 2021 – Apr. 2023); Chief Operating Officer, Pzena Investment Management (Sept. 2012 – Mar. 2020)
Adrain Bryant (1977)	Chief Legal Officer Since 2023	Chief Legal Officer, Axxes Capital (Sep. 2023 – Present); Director of Corporate Legal Affairs, Vapotherm (Aug. 2020 – Aug. 2023); Consulting Attorney (Aug. 2017 – Aug. 2020); Vice President and Associate General Counsel, W.P. Carey Inc. (Aug. 2015 – Aug. 2017)
Adam Kaplan (1967)	Chief Administrative Officer and Secretary Since 2022	Chief Administrative Officer, Axxes Capital Inc. (Jun. 2022 – Present); Chief Operating Officer, DaGrosa Capital Partners (Feb. 2021 – Jun. 2022); Independent Consultant (Nov. 2019 – Jan. 2021); Chief Financial Officer, Ship Supply (Mar. 2018 – Oct. 2019); Chief Portfolio Officer, Banyan Mezzanine Partners (Apr. 2009 – Mar. 2018)

(1)	Officers are typically elected every year, unless an officer earlier retires, resigns or is removed from office.

The address for each officer is c/o Axxes Private Markets Fund, 3011 Ponce de Leon Blvd., Suite 1420, Coral Gables, FL 33134.

Biographical Information

The following is information concerning the business experience of our Board and officers. Our trustees have been divided into two groups — interested trustees and independent trustees. Interested trustees are “interested persons” as defined in the 1940 Act.

Independent Trustees

Gwendolyn Hatten Butler

Gwendolyn Hatten Butler is an Independent Trustee of the Fund, and an independent director of Goldman Sachs Real Estate Income Trust, Mutual of America Financial Group, and Ferguson Partners. She was an Independent Director of Wells Enterprises, Inc., which was acquired by The Ferrero Group in January 2023. She is the former President and Chief Investment Officer of Capri Investment Group, a real estate development and direct investment firm that has completed more than $14 billion in commercial real estate investments over the past 30 years. Ms. Hatten Butler is a senior business leader with an outstanding track record in delivering strong results over the course of her 35+ years in the financial services, investment, and real estate industries.

Ms. Hatten Butler is an audit committee financial expert with demonstrated success in developing and executing growth strategies, managing regulated businesses, capital markets, risk management, capital raising, economic development, and corporate and non-profit board of directors leadership.

Prior to joining Capri Investment Group, Ms. Hatten Butler held senior leadership positions at UBS Global Asset Management, Bear Stearns Asset Management, SEI Capital Resources, and Continental Illinois National Bank and Trust Company. While holding those positions, Ms. Hatten Butler maintained active FINRA Series 7, 63, and 65 licenses.

Ms. Hatten Butler is Chair of the Community Development Commission of the City of Chicago. She is active in numerous industry, civic, and philanthropic organizations, and serves on the Board of Directors of the Real Estate Executive Council, Develop Detroit, and the Detroit Public Schools Foundation. Ms. Hatten Butler is a guest lecturer at the University of Michigan and New York University and serves on New York University's Chao-Hon Chen Institute for Global Real Estate Finance Advisory Board.

Ms. Hatten Butler received a B.A. in Economics from the University of Michigan and an M.B.A. in Finance from Northwestern University.

We believe Ms. Hatten Butler’s experience in the asset management field makes her well qualified to serve on the Board.

Ric Thomas

Ric Thomas, CFA, serves as Senior Advisor in asset allocation and disaster risk financing to the World Bank and is a Professor of Finance at Suffolk University. Before joining Suffolk University in 2019, Mr. Thomas spent 20+ years in the investment management industry. He was the Global Head of Investment Strategy and Research for State Street Global Advisors in Boston, after serving as the Global Head of quantitative equity portfolio management. Prior to State Street Global Advisors, Mr. Thomas worked in the fixed income department at Putnam Investments. Mr. Thomas began his career as an economist with the Federal Reserve Bank of Kansas City.

Mr. Thomas serves as a director and ex-Chairman of the Board for the Colorado State University Foundation, the Advisory Board of Valspresso and the Editorial Board of the Journal of Investing. Additionally, he is a Senior Mentor for the Sapere Aude Consortium, a research organization providing internships to first generation college students interested in financial services.

Mr. Thomas holds an MBA from the University of Chicago, Booth School of Business, a Master of Arts in Economics from the University of Colorado, and a Bachelor of Arts in Economics from Colorado State University.

We believe that Mr. Thomas’ experience in the asset management field and his expertise in finance make him well qualified to serve on the Board.

Paul Huchro

Paul Huchro is a seasoned Fixed Income investment professional with 35 years of experience across both Interest Rate and Credit products. He has a proven track record of growing revenue, identifying risk, and implementing risk mitigation strategies.

Mr. Huchro is currently the CIO of Daemon Investments having joined the firm in March of 2022. Daemon is a $5.2 billion Asset Management Firm with offices in Miami and Sao Paulo.

Mr. Huchro spent 30 years with Goldman Sachs & Co. (“Goldman Sachs”) where he was a Partner and Head of U.S. Credit trading with responsibility for Investment Grade, High Yield, Macro Indices, Bank Loans, Distressed, and Municipal Trading desks. Prior to running the Credit Flow business, Mr. Huchro spent ten years on the macro side of Goldman Sachs’ business, leading the firm’s Agency Desk with responsibility for the firm’s Capital Markets and Trading for the GSE companies. In addition to his responsibilities in markets-facing roles, Mr. Huchro served as the Co-Chair of the Best Execution Committee for the Securities Division, and was a member of the Business Standards Committee, the GS Bank Risk Committee, the Global Credit Risk Committee, and the Firmwide Risk Committee. Mr. Huchro also served as an Advisory Director at Goldman Sachs focused on hiring, developing, and retaining diverse talent — a key area of focus for the firm.

Most recently, Mr. Huchro was a Managing Director at Deutsche Bank with global responsibility for Investment Grade and High Yield Credit Trading in the Markets Division. At Deutsche Bank, he built and managed diverse teams across New York, London, and Singapore. He served on the Management Committee for Deutsche Bank USA and chaired the Credit Operating Committee.

Mr. Huchro served on the New York Catholic Charities Board and Chaired the Strategic Planning Committee for Villages in Partnership, a Malawi focused Aid Organisation.

Mr. Huchro holds a Bachelor of Science degree in Applied Economics from Cornell University

We believe Mr. Huchro’s experience in credit investment and risk management make him well qualified to serve on the Board.

Interested Trustees

Ray Joseph

Ray Joseph is the Chief Investment Officer of the Advisor and a Trustee of the Fund. Before joining the Fund, Mr. Joseph was Chief Investment Officer for the Los Angeles Fire and Police Pension Funds, (“LAFPP”) responsible for the investment strategy, risk management, portfolio management and construction, and trading for $28.2 Billion for all public and private market portfolios. Before his appointment at LAFPP, Mr. Joseph was a vice president with Wilshire Associates and a director at Barclays in New York.

Mr. Joseph received a Presidential Appointment as the Chief Investment Officer for the Office of the Special Trustee, managing assets with the U.S. Interior and Treasury Departments responsible for the investment strategy, risk management, portfolio management and construction, and trading for $1 billion for US Treasury, $4 billion of public market securities and its 56 Million acres of private real estate assets. Mr. Joseph also served as the Deputy Chief Investment Officer and the Acting Chief Investment Officer for the State of New Jersey’s Division of Investment, responsible for the investment strategy, risk management, portfolio management and construction and trading for its $15.8 Billion cash management fund, $70 Billion in Public and Private Portfolios, $2 Billion in the 403 B program and $900 million 529 Program.

Before his role with the State of New Jersey’s Treasury Department, Mr. Joseph was responsible for the investment strategy, risk management, portfolio management and construction, and trading for Idearc Media’s (Verizon’s spinoff of its Information Services Division) $1.4 Billion in Pension and Defined Contribution investment programs. He began his career in acquisition and development roles for Pacific Bell (AT&T), GTE Internetworking (Level 3), Nextel (T-Mobile), and Switch and Data (Equinix).

Mr. Joseph is a member of the Triphammer Ventures Funds 1, 3, and 5 investment committee, a Special Advisor to PEO Partners, an equity hedge fund, and a Senior Advisor to Good Scout Capital, a private equity fund.

Mr. Joseph completed a B.S. in Finance/MIS at the State University of New York at Buffalo and an M.B.A. at the Johnson School at Cornell University.

We believe Mr. Joseph’s experience with asset management and his training in finance make him well qualified to serve on the Board.

Martha Bejar

Martha Bejar is a Senior Operating Partner at DCP where she co-leads the firm’s acquisition and post-acquisition growth and operational strategies. Ms. Bejar brings more than 35 years of experience in acquiring and building rapid growth businesses as a successful corporate executive.

Before joining DCP, Ms. Bejar was a co-founder of Red Bison Advisory Group. This consultancy specialized in offering solutions related to natural resources, information, communications, and technology. Their particular focus was on assisting Chinese multinationals and sovereign wealth funds with their U.S. investments.

Ms. Bejar has also held leadership roles at Unium Inc., Flow Mobile, Wipro Infocrossing, Microsoft Corp., Nortel Networks, Bell Communications Research and AT&T/BellSouth.

Ms. Bejar is a member of the Council on Foreign Relations and the recipient of numerous industry awards including the 2018 and 2020 Top Corporate Director by Latino Leader Magazine, 2019 NACD Directorship 100, and 2017 Top Fifty Hispanic Women in the U.S. by Hispanic Inc. Business Magazine. Ms. Bejar also serves on the boards of directors of Lumen Technologies (NYSE: LUMN), Commvault Systems, Inc (NASDQ: CVLT), Quadient SA (OTC: NPACF) and Sportsman’s Warehouse (NASDAQ: SPWH). Previously, Ms. Bejar served on the boards of Mitel Corporation (NASDAQ: MITL), Polycom Inc. (NASDAQ: PLCM) and Humm Kombucha.

Ms. Bejar holds an Advanced Management degree from Harvard University Business School, a Master of Business Administration degree, cum laude, from Nova Southeastern University and a Bachelor of Science degree in Industrial Engineering, cum laude, from the University of Miami.

We believe Ms. Bejar’s capital markets experience and her experience as a director of public companies make her well qualified to serve on the Board.

Officers who are not Trustees

Joseph DaGrosa, Jr.

Joseph DaGrosa, Jr. is Chief Executive Officer of the Fund. He is also the Founder, Chairman and CEO of Axxes Capital. Mr. DaGrosa has over 30 years of experience in successfully investing in multiple industries including sports & entertainment, retail, food & beverage, insurance, real estate, hospitality, healthcare, and aviation. Mr. DaGrosa also serves as Chairman of a private equity firm, DaGrosa Capital Partners LLC (“DCP”), a Miami-based private equity firm founded in 2021 which is focused on making controlling and influential minority investments in private equity businesses in addition to investments in the real estate sector.

In 2019, Mr. DaGrosa co-founded and served as Co-Chairman of Quinn Residences, a $900 million real estate investment trust focused on the acquisition and development of single-family home rentals in prime rental-growth markets throughout the United States. Quinn Residences is now one of the fastest growing companies in the single-family home rental market. Mr. DaGrosa also served as Chairman of GACP Sports LLC, which acquired F.C. Girondins de Bordeaux, a first division French soccer team as well as Soccerex Ltd, the world’s largest B2B convention business serving the global football industry.

Previously, Mr. DaGrosa was Co-Founder and Senior Partner at 1848 Capital Partners LLC (“1848”), where he co-led all aspects of the firm’s private equity investments. In 2003, Mr. DaGrosa and his partners formed Heartland Food Corp. (“Heartland”), an acquisition vehicle that acquired 248 Burger King franchises out of bankruptcy, and successfully co-led the turnaround and sale of Heartland to GSO Capital (now part of Blackstone). In 2008, Mr. DaGrosa co-led the acquisition of Jet Support Services Inc. (“JSSI”), the world’s largest independent provider of warranty and insurance programs for the maintenance of private jets. Mr. DaGrosa served as Vice-Chairman and Co-Chief Investment Officer of JSSI until the sale of the company in 2020 to GTCR.

Prior to 1848, Mr. DaGrosa was a Partner at Maplewood Partners LP, a Miami-based private equity firm, where he served as Co-Head of Transactions and Chief Administrative Partner. Mr. DaGrosa began his career in 1986 at Paine Webber, Inc. in the firm’s Management Audit and Controls Program and from 1988 to 1996 worked as a financial advisor in the firm’s Special Accounts Group.

Mr. DaGrosa currently serves on the board of directors for Soccerex LLC and Brazil Tower Company LP, and previously served on the board of Global Crossing Airlines Group Inc., Eastern Airlines Group Inc., and SMobile Systems, Inc. He also serves on the board of Camillus House, a non-profit organization focused on meeting the needs of Miami’s homeless citizens.

Mr. DaGrosa holds a Bachelor of Science degree in Finance, Accounting and Statistics from Syracuse University.

Karrie Jerry

Karrie J. Jerry is the Chief Compliance Officer (“CCO”) of the Fund and the Advisor. Ms. Jerry has almost 20 years of compliance experience working for large private equity firms and their associated credit vehicles.

Previously, Ms. Jerry served as the Credit Chief Compliance Officer at New Mountain Capital, LLC overseeing multiple credit vehicles including business development companies (“BDCs”), small business investment companies (“SBIC”), joint ventures, collateralized loan obligations, private credit vehicles, net lease funds and a real estate investment trust (“REIT”). Ms. Jerry also served as the CCO and Corporate Secretary for New Mountain Finance Corporation, a publicly listed BDC.

From 2005 to 2011, Ms. Jerry served as a Compliance Analyst and Assistant Corporate Secretary at Apollo Investment Corporation (“AINV”), a publicly traded BDC providing customized financing solutions to private middle market companies. In addition to her role with the AINV, Ms. Jerry was responsible for compliance oversight for Apollo’s publicly listed real estate investment trust.

Ms. Jerry received a Bachelor of Science in Paralegal Studies from Boston University.

Gary J. Bachman

Gary J. Bachman is the Chief Financial Officer of the Fund and the Advisor. Mr. Bachman has over 30 years of corporate finance experience covering public accounting, financial institutions and public company investment managers.

Previously, Mr. Bachman was a Managing Director at GQG Partners overseeing all strategic initiatives. From 2016 to 2020, Mr. Bachman was the Chief Operating Officer of Pzena Investment Management and previously served as Pzena’s Chief Financial Officer from 2012 through 2016. Prior to joining Pzena, Mr. Bachman served in senior finance and accounting roles at JP Morgan Chase, Lehman Brothers, and Goldman Sachs. Mr. Bachman began his career in 1990 as an auditor with Ernst & Young and earned his Certified Public Accounting license in 1992. Mr. Bachman recently served as a member of the Financial Accounting Standards Board Small Business Advisory Committee.

Mr. Bachman received a B.S. in Accounting from Binghamton University and an M.B.A. in Finance from Fordham University.

Adrain L. Bryant, Esq.

Mr. Bryant is the Chief Legal Officer of the Fund and Axxes Capital. Mr. Bryant brings over 15 years of legal experience covering a diverse span of industries and sectors, including financial services and medical devices.

Prior to joining Axxes Capital, Mr. Bryant was the Director of Corporate Legal Affairs at Vapotherm, Inc. a medical device company with a focus on respiratory issues. Previously, he was a consulting attorney in the corporate finance, capital markets and fund formation industries. Mr. Bryant has also held in-house legal roles at W.P. Carey, Inc. as their Vice President and Associate General Counsel and FS Investments as their Senior Counsel. Mr. Bryant has also gained valuable legal experience at some of the world’s most prestigious law firms, including Skadden, Arps, Slate, Meagher & Flom LLP, DLA Piper and Clifford Chance. Mr. Bryant began his career as an auditor with Ernst & Young and has been a Certified Public Accountant in the state of North Carolina for over 20 years.

Mr. Bryant holds a Bachelor of Science in Analytical Finance and a Master of Science in Accountancy from Wake Forest University. Additionally, he has a Juris Doctor from Duke University’s School of Law and a Master of Business Administration from the Fuqua School of Business at Duke University.

Adam Kaplan

Adam Kaplan is the Chief Administrative Officer and Secretary of the Fund. Mr. Kaplan brings over 30 years of corporate finance experience covering public accounting, investment banking, commercial banking and private debt and private equity.

Mr. Kaplan previously served as the Chief Operating Officer of DaGrosa Capital Partners where he was responsible for the administration of DCP’s operations including fund administration, accounting, finance, human resources, legal, compliance and insurance.

Prior to joining DaGrosa Capital Partners, Mr. Kaplan served as Chief Financial Officer for Ship Supply, a private equity-owned maritime services company. Previously, Mr. Kaplan spent nearly 10 years as the Chief Portfolio Officer of Banyan Investments, a middle market private equity and mezzanine fund, where he was actively involved in the origination, negotiation, analysis, closing and monitoring of approximately 30 transactions across multiple industries.

Prior to his role at Banyan, Mr. Kaplan served as Senior Vice President at Bank of America and Vice President at Applica Consumer Products, a publicly traded company that designs, markets, and distributes kitchen appliances under the brand names Black and Decker, George Foreman and others. He joined Applica from NationsBank where he spent eight years as a Vice President in the Investment Banking division.

Mr. Kaplan began his career in 1989 as an auditor with Deloitte & Touche and earned his Certified Public Accounting license in 1991. Mr. Kaplan’s Certified Public Accounting license is not currently active.

Mr. Kaplan holds a Bachelor of Science degree in Accounting and Master of Business Administration degree in Finance from University of Florida as well as a Master of Science degree in Accounting from University of North Florida.

Communications with Trustees

Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual trustees or any group or committee of trustees, correspondence should be addressed to the Board or any such individual trustees or group or committee of trustees by either name or title. All such correspondence should be sent to Axxes Private Markets Fund, 3011 Ponce de Leon Blvd., Suite 1420, Coral Gables, FL 33134, Attention: Chief Compliance Officer.

Committees of the Board

Our Board currently has two committees: an audit committee and a nominating and corporate governance committee.

Audit Committee. The audit committee of the Board (the “Audit Committee”) operates pursuant to a charter approved by our Board. The charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Board in selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The Audit Committee is presently composed of three persons, including Gwendolyn Hatten Butler, Paul Huchro and Ric Thomas all of whom are considered independent for purposes of the 1940 Act. Ms. Butler serves as the chair of the Audit Committee. Our Board has determined that Gwendolyn Hatten Butler qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the Audit Committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Company or of our Advisor as defined in Section 2(a)(19) of the 1940 Act. Each member of the Audit Committee simultaneously serves on the audit committees of three or more public companies, and the Board has determined that each member’s simultaneous service on the audit committees of other public companies does not impair such member’s ability to effectively serve on the Audit Committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”) operates pursuant to a charter approved by our Board. The charter sets forth the responsibilities of the Nominating and Corporate Governance Committee, including making nominations for the appointment or election of independent trustees and assessing the compensation paid to independent members of the Board. The Nominating and Corporate Governance Committee consists of Gwendolyn Hatten Butler, Paul Huchro and Ric Thomas, all of whom are considered independent for purposes of the 1940 Act. Mr. Thomas serves as the chair of the Nominating and Corporate Governance Committee.

Compensation of Trustees

Our Trustees who do not also serve in an officer capacity for us or our Advisor, or who are not interested trustees, are entitled to receive annual cash retainer fees in the amount of $40,000. The following table indicates the compensation anticipated to be paid to the Trustees for the first fiscal year of the Fund’s operations.

Name	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex
Ray Joseph	None	None	None	None
Martha Bejar	None	None	None	None
Paul Huchro	$40,000	None	None	$80,000
Gwendolyn Hatten Butler	$40,000	None	None	$80,000
Ric Thomas	$40,000	None	None	$80,000

We also reimburse each of the trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

We will not pay compensation to our trustees who also serve in an officer capacity for us or our Advisor.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of our Advisor and Axxes Capital, pursuant to the terms of the Investment Advisory Agreement and Administration Agreement (as defined below), respectively. Our day-to-day investment operations will be provided for by our Advisor. In addition, we reimburse our Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs.

Compensation of Officers

None of our officers will receive direct compensation from us. The compensation of our Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, Chief Administrative Officer, Chief Legal Officer, and their respective staffs will be paid by our Administrator, subject to reimbursement by us of an allocable portion of such compensation for services rendered by them to us. To the extent that our Administrator outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to our Administrator.

Board Leadership Structure

Our business and affairs will be managed under the direction of our Board. Among other things, our Board sets broad policies for us and approves the appointment of our Advisor, Administrator and officers. The role of our Board, and of any individual trustee, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, our Board may designate one of our trustees as chair to preside over meetings of our Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board. The Board appointed Ray Joseph to serve in the role of chairman of the Board. The chairman’s role is to preside at all meetings of the Board and to act as a liaison with our Advisor, counsel and other trustees generally between meetings. The chairman serves as a key point person for dealings between management and the trustees. The chairman also may perform such other functions as may be delegated by the Board from time to time. The Board reviews matters related to its leadership structure annually. The Board has determined that its leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of trustees and the full board in a manner that enhances effective oversight.

The Board has not designated a lead independent trustee. We are aware of the potential conflicts that may arise when a non-independent trustee is chair of the Board, but believe these potential conflicts are offset by our strong corporate governance policies.

Our corporate governance policies include regular meetings of the independent trustees in executive session without the presence of interested trustees and management, the establishment of an audit committee and a nominating and corporate governance committee that are each comprised solely of independent trustee, and the appointment of a Chief Compliance Officer, with whom the independent trustees meet regularly without the presence of interested trustees and other members of management, for administering our compliance policies and procedures.

Our Board believes that its leadership structure is the optimal structure for us at this time. Our Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.

Board’s Role in Risk Oversight

Our Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of independent trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by our Advisor as part of its provision of day-to-day management of our investment activities. The Board anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of our Advisor as necessary and periodically requesting the production of risk management reports or presentations. The goal of the board of trustee’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board’s oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our Board in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as an interval fund. As an interval fund, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

Code of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Advisor (collectively the “Codes”). The Codes are intended to ensure that the interests of shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from the person’s employment activities and that actual and potential conflicts of interest are avoided.

The Codes apply to the personal investing activities of Trustees and officers of the Fund and the Advisor (“Access Persons”).

Rule 17j-1 under the 1940 Act and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons, including with respect to securities that may be purchased or held by the Fund (which may only be purchased by Access Persons so long as the requirements set forth in the Codes are complied with). Under the Codes, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes are on file with the SEC, and are available to the public.

Investment Advisory Agreement

Axxes Advisors LLC a registered investment adviser, is a subsidiary of Axxes Capital. The Investment Advisory Agreement will continue in effect from year to year thereafter so long as such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Trustees. The Investment Advisory Agreement is terminable without penalty, on 60 days’ prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Advisor. The Investment Advisory Agreement also provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules thereunder.

In consideration of the management and administrative services provided by the Advisor to the Fund, the Fund pays, out of the Fund’s assets, the Advisor a management fee (the “Management Fee”) at the annual rate of 1.25% payable monthly in arrears and accrued daily based upon the Fund’s average daily net assets (including any assets in respect of Shares that will be repurchased as of the end of the month).

The Advisor has contractually entered into an “Expense Limitation and Reimbursement Agreement” with the Fund to limit until September 16, 2025 (the “Limitation Period”) the amount of “Specified Expenses” (as described herein) borne by the Fund in respect of Class A, Class C and Class I Shares during the Limitation Period to an amount not to exceed 2.50% per annum of the Fund’s net assets attributable to such Class (the “Expense Cap”). “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including organizational and offering expenses, provided that the following expenses are excluded from the definition of Specified Expenses: (i) expenses of Investment Funds and any other underlying funds (including contribution requirements for investments, expenses and management fees) (i.e., acquired fund fees and expenses); (ii) interest expense and any other expenses incurred in connection with the Fund’s credit facility (if any); (iii) expenses incurred in connection with secondary offerings, co-investments and other investment-related expenses of the Fund; (iv) Distribution and Servicing Fees in respect of any class of Shares; (v) taxes; and (vi) extraordinary expenses. The Advisor may extend the Limitation Period for the Fund on an annual basis. To the extent that Specified Expenses in respect of any class of Shares for any month exceed the Expense Cap applicable to a class of Shares, the Advisor will reimburse the Fund for expenses to the extent necessary to eliminate such excess. To the extent that the Advisor bears Specified Expenses in respect of a class of shares, the Advisor may receive reimbursement for any expense amounts that were previously paid or borne by the Advisor, for a period not to exceed three years from the date on which such expenses were paid or borne by the Advisor, even if such reimbursement occurs after the termination of the Limitation Period, provided that the Fund may only make a repayment to the Advisor if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were paid or borne by the Advisor; or (2) the Fund’s current Expense Cap. The Board approved the Expense Limitation and Reimbursement Agreement with a term ending September 16, 2025, at a meeting held on August 19, 2024.

Additionally, the Advisor has agreed to waive all Management Fees for a six-month period commencing on the Escrow Expiration Date (the “Management Fee Waiver”). The Management Fee Waiver is in addition to the Expense Cap, i.e., Specified Expenses will essentially be capped at 1.25% during the Management Fee Waiver period. The Management Fee Waiver is not subject to recoupment. The Board approved the Management Fee Waiver at a meeting held on August 19, 2024.

Other Accounts Managed by the Portfolio Managers

Because the portfolio managers may manage assets for other investment companies, pooled investment vehicles, and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), there may be an incentive to favor one client over another resulting in conflicts of interest. For instance, the Advisor may receive fees from certain accounts that are higher than the fee it receives from the Fund, or it may receive a performance-based fee on certain accounts. In those instances, the portfolio managers may have an incentive to favor the higher and/or performance-based fee accounts over the Fund. In addition, a conflict of interest could exist to the extent the Advisor has proprietary investments in certain accounts, where portfolio managers have personal investments in certain accounts or when certain accounts are investment options in the Advisor’s employee benefits and/or deferred compensation plans. The portfolio manager may have an incentive to favor these accounts over others. If the Advisor manages accounts that engage in short sales of securities of the type in which the Fund invests, the Advisor could be seen as harming the performance of the Fund for the benefit of the accounts engaging in short sales if the short sales cause the market value of the securities to fall. The Advisor has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest.

The following table shows information regarding accounts (other than the Fund) managed by each named portfolio manager as of March 31, 2024:

				Total Assets in
			Number of	Accounts Subject
			Accounts Subject	to a Performance-
		Total Assets in	to a Performance-	Based Advisory
	Number of	Accounts	Based Advisory	Fee
Joseph DaGrosa, Jr.	Accounts	($ million)	Fee	($ million)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	7	$35.3	4	$25.5
Other Accounts	0	$0	0	$0

Ray Joseph	Number of Accounts	Total Assets in Accounts ($ million)	Number of Accounts Subject to a Performance- Based Advisory Fee	Total Assets in Accounts Subject to a Performance- Based Advisory Fee ($ million)
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	0	$0	0	$0

Compensation

Mr. DaGrosa has ownership and financial interests in the Advisor and certain of its affiliates, and may receive compensation and/or variable profit distributions from such entities based on their financial performance (such as overall revenues and profitability). Mr. Joseph receives a base salary and discretionary bonus from Axxes Capital based on the overall revenues and profitability of Axxes Capital and its affiliates.

Securities Ownership

As of March 31, 2024, the dollar range of securities beneficially owned by the portfolio managers in the Fund is shown below:

Joseph DaGrosa, Jr.	None
Ray Joseph	None

Proxy Voting Policies and Procedures and Proxy Voting Record

Investments in the Investment Funds do not typically convey traditional voting rights, and the occurrence of corporate governance or other consent or voting matters for this type of investment is substantially less than that encountered in connection with registered equity securities. On occasion, however, the Fund may receive notices or proposals from the Investment Funds seeking the consent of or voting by holders (“proxies”). The Fund has delegated any voting of proxies in respect of portfolio holdings to the Advisor to vote the proxies in accordance with the Advisor’s proxy voting guidelines and procedures. In general, the Advisor believes that voting proxies in accordance with the policies described below will be in the best interests of the Fund.

The Advisor will generally vote to support management recommendations relating to routine matters, such as the election of board members (where no corporate governance issues are implicated) or the selection of independent auditors. The Advisor will generally vote in favor of management or investor proposals that the Advisor believes will maintain or strengthen the shared interests of investors and management, increase value for investors and maintain or increase the rights of investors. On non-routine matters, the Advisor will generally vote in favor of management proposals for mergers or reorganizations and investor rights plans, so long as it believes such proposals are in the best economic interests of the Fund. In exercising its voting discretion, the Advisor will seek to avoid any direct or indirect conflict of interest presented by the voting decision. If any substantive aspect or foreseeable result of the matter to be voted on presents an actual or potential conflict of interest involving the Advisor, the Advisor will make written disclosure of the conflict to the Independent Trustees indicating how the Advisor proposes to vote on the matter and its reasons for doing so.

The Fund intends to hold its interests in the Investment Funds in non-voting form. Where only voting securities are available for purchase by the Fund, in all, or substantially all, instances, the Fund will seek to create by contract the same result as owning a non- voting security by entering into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investment.

Third-Parties

To assist in its responsibility for voting proxies, the Advisor may from time to time retain experts in the proxy voting and corporate governance area as proxy research providers (“Research Providers”). The services provided to the Advisor by the Research Providers would include in depth research, global issuer analysis, and voting recommendations. While the Advisor may review and utilize recommendations made by the Research Providers in making proxy voting decisions, it is in no way obligated to follow any such recommendations. In addition to research, the Research Providers could provide vote execution, reporting and recordkeeping. The Board would carefully monitor and supervise the services provided by any Research Providers.

Further Information

For a copy of the Proxy Policy, see Annex A to this SAI. A copy of the Proxy Policy is also available on the SEC’s website at www.sec.gov.

Administrator

Axxes Capital (the “Administrator”) serves as our administrator. Pursuant to the agreement with our Administrator (the “Administration Agreement”), our Administrator is responsible for, or will oversee the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others. We will reimburse our Administrator for services performed for us pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. See “Sub-Administrator.”

Unless earlier terminated as described below, the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of our Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the Independent Trustees. We may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of our Board or by the affirmative vote of a majority of the outstanding Shares. In addition, the Administrator may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice.

Under the Administration Agreement, the Fund has agreed to indemnify and hold the Administrator harmless from and against any and all losses, damages, costs, charges, reasonable attorney or consultant fees, payments, expenses and liability arising out of or attributable to the Fund’s refusal or failure to comply with the terms of the Administration Agreement, breach of any representation or warranty made by the Fund contained in the Administration Agreement, or which arise out of the Fund’s lack of good faith, gross negligence or willful misconduct with respect to the Fund’s performance under or in connection with the Administration Agreement.

Sub-ADMINISTRATOR

The Administrator has retained the Sub-Administrator, Ultimus Fund Solutions LLC (“Ultimus”) whose principal business address is 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022, to provide certain administrative and fund accounting services to the Fund. Under the terms of a Sub-Administration Agreement between the Administrator and the Sub-Administrator (the “Sub-Administration Agreement”), the Sub-Administrator is responsible, directly or through its agents, for, among other things, certain administration, accounting and investor services for the Fund. The Sub-Administrator may retain third-parties, including its affiliates or those of the Advisor, to perform some or all of these services. In consideration for these services, the Sub-Administrator will receive compensation from the Administrator.

CUSTODIAN AND TRANSFER AGENT

U.S. Bank National Association (the “Custodian”) serves as the custodian of the Fund’s assets, and may maintain custody of the Fund’s assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Advisor or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is U.S. Bank Tower, 425 Walnut Street, Cincinnati, OH 45202.

Ultimus serves as Transfer Agent with respect to maintaining the registry of the Fund’s shareholders and processing matters relating to subscriptions for, and repurchases of, Shares. The Transfer Agent’s principal business address is 4221 North 203rd Street, Suite 100, Elkhorn, Nebraska 68022.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Since the Fund intends to generally acquire and dispose of its investments in privately negotiated transactions, it expects to infrequently use brokers in the normal course of its business. Subject to policies established by the Board, the Advisor will be responsible for the execution of the publicly-traded securities portion of the Fund’s portfolio transactions, if any, and the allocation of brokerage commissions. The Advisor will seek to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Advisor will generally seek reasonably competitive trade execution costs, the Fund will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Advisor may select a broker based partly upon brokerage or research services provided to it and the Fund and any other clients. In return for such services, the Fund may pay a higher commission than other brokers would charge if the Advisor determines in good faith that such commission is reasonable in relation to the services provided.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is 620 South Tryon Street, Suite 1000, Charlotte, NC 28202.

Distributor

Ultimus Fund Distributors LLC acts as the Distributor of the Fund’s Shares on a best efforts basis. The Distributor’s principal business address is 4221 North 203rd Street, Suite 100, Elkhorn, NE 68022.

LEGAL COUNSEL

Eversheds Sutherland LLP acts as legal counsel to the Fund. Its principal business address is 700 6th St NW Washington, DC 20001.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. Because the Fund has not commenced operations as of the date of this SAI, the Fund does not have any control persons or principal holders other than Axxes Investments LLC, which provided the initial seed capital for the Fund.

REPORTS TO SHAREHOLDERS

The Fund will furnish to its shareholders as soon as practicable after the end of each taxable year such information as is necessary for such shareholders to complete Federal and state income tax or information returns, along with any other tax information required by law. The Fund will prepare and transmit to its shareholders, a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the 1940 Act.

FISCAL YEAR

For accounting purposes, the fiscal year of the Fund is the 12-month period ending on March 31. The 12-month period ending September 30 of each year will be the taxable year of the Fund unless otherwise determined by the Fund.

FINANCIAL STATEMENTS

AXXES PRIVATE MARKETS FUND

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	F-2
Statement of Assets and Liabilities as of February 7, 2024	F-3
Statement of Operations for the Period from April 1, 2023 through February 7, 2024	F-4
Statements of Changes in Net Asset for the Periods from April 1, 2023 through February 7, 2024 and from July 14, 2022 (inception) through March 31, 2023	F-5
Statement of Cash Flows for the Period from April 1, 2023 through February 7, 2024	F-6
Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Trustees
Axxes Private Markets Fund:

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Axxes Private Markets Fund (the Fund) as of February 7, 2024, the related statements of operations and cash flows for the period from April 1, 2023 through February 7, 2024, the related statements of changes in net assets for the periods from April 1, 2023 through February 7, 2024 and from July 14, 2022 (inception) through March 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund as of February 7, 2024, the results of its operations and its cash flows for the period from April 1, 2023 through February 7, 2024, and the changes in its net assets for the period from April 1, 2023 through February 2024 and inception through March 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Fund’s auditor since 2022.

Charlotte, North Carolina
April 9, 2024

AXXES PRIVATE MARKETS FUND

STATEMENT OF ASSETS AND LIABILITIES

February 7, 2024
Assets:
Cash	$100,000
Deferred offering costs	167,581
Total assets	$267,581

Liabilities:
Due to affiliate	$167,581
Total liabilities	167,581
Net Assets	$100,000

Components of Net Assets:
Paid in Capital	$100,000
Accumulated net income	-
Total net assets	100,000

Class I shares issued and outstanding	10,000
Net asset value per share	$10.00

The accompanying notes are an integral part of these financial statements.

AXXES PRIVATE MARKETS FUND

STATEMENT OF OPERATIONS

Period from April 1, 2023 through February 7, 2024

Expenses:
Organizational expenses	$(400,523)
Offering costs	(1,379,272)
General and administrative expenses	(247,025)
Total expenses	(2,026,820)

Reimbursement of Expenses:
Expenses reimbursed by the Adviser	2,026,820
Total reimbursement of expenses	$-

Net increase in net assets resulting from operations	$-

The accompanying notes are an integral part of these financial statements.

AXXES PRIVATE MARKETS FUND
STATEMENTS OF CHANGES IN NET ASSETS

	Period from April 1, 2023 through February 7, 2024	Period from July 14, 2022 (Inception) through March 31, 2023

Increase/(Decrease) in Net Assets Resulting from Operations:
Net loss	$(2,026,820)	$(1,137,314)
Reimbursement of expenses (deemed contribution)	2,026,820	1,137,314
Increase/(Decrease) in Net Assets Resulting from Operations	-	-

Increase in Net Assets Resulting from Capital Share Transactions
Issuance of Class I shares	100,000	-
Issuance of common shares		1,000
Repurchase of common shares	(1,000)	-
Net Increase in Net Assets Resulting from Capital Share Transactions	99,000	1,000

Total Increase in Net Assets	99,000	1,000
Net Assets, at beginning of period	1,000	-
Net Assets, at end of period	$100,000	$1,000

The accompanying notes are an integral part of these financial statements.

AXXES PRIVATE MARKETS FUND
STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities:	Period from April 1, 2023 through February 7, 2024
Net increase in net assets resulting from operations	$-
Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by operating activities:
Offering costs	1,379,272
Reimbursement of expenses from adviser	(1,379,272)
Changes in operating assets and liabilities:
Due to affiliates	(551)
Net cash used by operating activities	(551)
Cash Flows from Financing Activities:
Proceeds from issuance of shares	100,000
Net cash provided by financing activities	100,000
Net increase in cash	99,449
Cash, beginning of period	551
Cash, end of period	$100,000

Supplemental non-cash information
Deferred offering costs	167,581
Repurchase of common shares	1,000

The accompanying notes are an integral part of these financial statements.

AXXES PRIVATE MARKETS FUND

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization, Business and Basis of Presentation

Organization

Axxes Private Markets Fund (the “Fund”) was formed on July 14, 2022 (“Inception”) as a Delaware statutory trust. The Fund is a newly formed, externally managed, closed-end management investment company that intends to operate as an interval fund under the Investment Company Act of 1940, as amended (the “1940 Act”). We also intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company (a “RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund will engage in a continuous offering of shares of beneficial interest of the Fund, including Class A shares, Class C shares, and Class I shares. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of shares. The initial net asset value (“NAV”) per share for Class A shares, Class C shares, and Class I shares, is $10.00 per share. The maximum front-end sales load is 5.75% of the amount invested in Class A shares, while Class C shares and Class I shares are not subject to front-end sales loads. Class C shares are subject to a contingent deferred sales charge of 1.00% on any shares repurchased less than 365 days after their purchase. The initial minimum purchase amounts are $25,000 in Class A and Class C shares and $1 million in Class I shares. The Fund may waive the investment minimum for Class I shares, however, the Fund will not waive the investment minimum to an amount below $25,000.

Axxes Advisors LLC will serve as the Fund’s investment adviser (the “Adviser”). The Fund has had no operations to date other than matters relating to its organization and offering as a closed-end management investment company under the 1940 Act. On July 26, 2022, Axxes Investments LLC (“Axxes Investments”), an affiliate of the Adviser purchased 1,000 units of common stock for an aggregate purchase price of $1,000. These proceeds were used to cover bank-related fees during the development period of the Fund. On February 7, 2024, the Fund repurchased and retired the initial 1,000 units of the Fund that were originally issued on July 26, 2022, at an aggregate price of $1,000. In addition, on February 7, 2024, Axxes Investments made a capital contribution to the Fund resulting in the issuance of 10,000 Class I shares of beneficial interest (“Shares”) of the Fund at an aggregate price of $100,000.

Description of Business

The Fund’s investment objective is to seek consistent long-term capital preservation. Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in private market investments. Private market investments are equity investments of any type in private investment vehicles, such as private equity funds and private co-investment vehicles, which are commingled asset pools that typically offer their securities privately, without registering such securities under the Securities Act of 1933, as amended (the “Securities Act”) (“Investment Funds”). The Investment Funds in which the Fund will invest will be excluded from the definition of “investment company” under Section 3(c)(7) of the 1940 Act, and thus will not be regulated as investment companies under the 1940 Act. The Fund intends to invest approximately 90% of its assets in Investment Funds managed by Grosvenor Capital Management, L.P. or an affiliate (collectively, “GCM Grosvenor”) and Fisher Lynch Capital, LLC or an affiliate (collectively, “FLC” and with GCM Grosvenor the “Core Independent Managers”). The remaining 10% of the Fund’s assets will be invested in liquid securities for cash management purposes. The Fund intends to deploy its assets into one or more Investment Funds managed by each Core Independent Manager in roughly equal amounts, subject in all cases to the discretion of the Fund’s Adviser, availability of appropriate investments and market conditions. The Core Independent Managers will primarily invest the assets of the Investment Funds that they manage in direct access co-investments or secondary investments sponsored by the Core Independent Manager or a third-party private equity fund manager. As of February 7, 2024, the Fund was still devoting substantially all of its efforts to establishing the business and its planned principal operations and investing activities have not commenced.

The Fund will be externally managed by the Adviser, a registered investment advisor under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and a subsidiary of Axxes Capital Inc. (“Axxes Capital”), with overall supervision provided by the Fund’s board of trustees (the “Board”). Axxes Capital will also provide, or coordinate the provision of, the administrative services necessary for the Fund to operate.

Basis of Presentation

The Fund is an investment company and will follow the accounting and reporting guidance under Financial Accounting Standards Board (“FASB”) Accounting Standards Codifications (“ASC”) Topic 946, Financial Services – Investment Companies. The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and such differences could be material.

Fiscal Year End

The Fund’s fiscal year ends on March 31.

Investment Transactions and Related Investment Income

Investment transactions will be accounted for on a trade-date basis. However, for purposes of determining net asset value (“NAV”) on a daily basis, portfolio securities transactions will be reflected no later than in the first calculation on the first business day following trade date. Realized gains and losses on investment transactions will be determined using costs calculated on a specific identification basis. Dividends will be recorded on the ex-dividend date. Distributions from private investments representing returns of capital in excess of cumulative profits and losses will be credited to investment costs rather than investment income.

Organizational and Offering Costs

Organizational costs include expenses relating to the formation and incorporation of the Fund, which generally include legal fees. These costs are expensed as incurred. Offering costs include expenses of preparation, review and filing with the SEC the Fund’s registration statement, the costs of preparation, review of any associated marketing or similar materials, the costs associated with the printing, mailing or other distribution of the Prospectus, and/or marketing materials, and the amounts of associated filing fees and legal fees associated with the offering. These costs will be amortized to expenses over twelve months on a straight-line basis beginning with the commencement of operations and any additional expenses for other offerings from incurrence.

The Fund was initially formed with the intention of operating as a business development company. In June 2023, the Adviser elected to change the business strategy and register the Fund as an interval fund under the 1940 Act. The costs incurred by the Fund prior to the change in business strategy totaled $2,431,494 and were reimbursed by the Advisor. These costs consisted of $1,052,222 in organization costs including select general and administrative expenses, and $1,379,272 in offering costs. The offering costs that related to the registration of the Fund as a business development company were initially deferred and subsequently expensed upon the change in the business strategy as reflected in offering costs on the statement of operations for the period.

Organizational expenses of $400,523 as shown in the statement of operations for the period from April 1, 2023 through February 7, 2024 consist of organizational expenses incurred by the Fund prior to the change in business strategy of $64,904 and organizational expenses related to the Fund’s current business strategy of $335,619. In addition, the Fund has incurred $167,581 in deferred offering costs related to the Fund’s current business strategy.

The Adviser has advanced the Fund’s organizational expenses and offering costs related to the Fund’s current business strategy of $503,200, and current period general and administrative expenses of $247,025. In addition, the Advisor has advanced the Fund’s general and administrative expenses from July 14, 2022 (inception) through March 31, 2023 of $169,424. Of these amounts, $900,473 is subject to recoupment by the Adviser for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser in accordance with the Fund’s expense limitation agreement discussed in Note 4.

Due to Affiliate

As of February 7, 2024, Axxes Capital and its subsidiaries have incurred $167,581 on behalf of the Fund. All amounts incurred by Axxes Capital and its subsidiaries are subject to reimbursement by the Fund. See Note 4. Agreements – Expense Limitation.

Board of Trustees’ Fees

The Fund’s Board consists of five members, three of whom are not “interested persons” of the Fund as that term is defined under the 1940 Act (the “Independent Trustees”). On September 28, 2022, the Board established an Audit Committee and a Nominating and Corporate Governance Committee, each consisting solely of the Independent Trustees, and may establish additional committees in the future. For the period from April 1, 2023 to February 7, 2024, the Fund incurred $168,750 in Board of Trustees fees which are included in general and administrative expenses in the statement of operations.

Income Taxes

As of February 7, 2024, the Fund is a statutory trust, which is a disregarded entity for U.S. tax purposes. As such, the Fund has adopted an accounting policy of not recording a tax provision.

The Fund intends to elect to be treated as a RIC under the Code beginning with the taxable year ending September 30, 2024. So long as the Fund maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its stockholders as dividends. Rather, any tax liability related to income earned by the Fund represents obligations of the Fund’s investors and will not be reflected in the financial statements of the Fund.

In order to maintain its tax treatment as a RIC, the Fund must meet certain minimum distribution, source-of-income and asset diversification requirements. If such requirements are met, then the Fund is generally required to pay taxes only on the portion of its taxable income and gains it does not distribute (actually or constructively). The minimum distribution requirements applicable to RICs require the Fund to distribute to its stockholders at least 90% of its investment company taxable income (“ICTI”), as defined by the Code, each year. Depending on the level of ICTI earned in a tax year and net capital gain, if any, the Fund may choose to carry forward income in excess of current year distributions into the next tax year and pay a 4% U.S. federal excise tax on such excess. Any such income must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such income.

Cash

Cash consists of deposits held at a federally insured bank holding company. Cash is carried at cost, which approximates fair value. The Fund deposits its cash with highly-rated banking corporations and, at times, may exceed the insured limits under applicable law.

Recent Accounting Pronouncements

The Fund does not believe any recently issued but not effective accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 2. Commitments and Contingencies

In the normal course of business, the Fund may be party to financial instruments with off-balance sheet risk, consisting primarily of unused commitments to extend financing to the Fund’s portfolio companies. As the Fund had not yet commenced investment activities, there were no unused commitments as of February 7, 2024.

From time to time, the Fund may become a party to certain legal proceedings incidental to the normal course of its business. As of February 7, 2024, the Fund is not aware of any pending or threatened litigation.

Note 3. Net Assets

On February 7, 2024, the Fund repurchased and retired the initial 1,000 Shares of the Fund at an aggregate price of $1,000 that were originally issued on July 26, 2022 by offsetting this amount against expenses incurred by Axxes Capital on behalf of the Fund. In addition, on February 7, 2024, Axxes Investments made an additional capital contribution to the Fund resulting in the issuance of 10,000 Class I Shares of the Fund at an aggregate price of $100,000.

Distribution Reinvestment Plan

The Fund has adopted a distribution reinvestment plan, pursuant to which it will reinvest all cash dividends declared by the Board of Trustees on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board of Trustees authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

The Fund had not accepted any subscriptions from third party investors through February 7, 2024.

Share Repurchase Program

The Fund is an interval fund and, as such, has adopted a fundamental policy that it will make quarterly repurchase offers (typically in or around the last month of the calendar quarter) pursuant to Rule 23c-3 of the 1940 Act. Each quarterly repurchase offer will be for no less than 5% of the Shares outstanding at NAV, unless such offer is suspended or postponed in accordance with regulatory requirements, or otherwise by the Board (including a majority of Independent Trustees in accordance with Rule 23c-3 of the 1940 Act). Repurchase offers in excess of 5% are made solely at the discretion of the Board and investors should not rely on any expectation of repurchase offers in excess of 5%. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly repurchase offer. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requirements. Any repurchase of Shares from a shareholder which were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” of 1.00% of the net asset value of any Shares repurchased by the Fund that were held for less than one year. If an Early Repurchase Fee is charged to a shareholder, the amount of such fee will be retained by the Fund.

The Fund had not accepted any subscriptions from third party investors through February 7, 2024.

Note 4. Agreements

Investment Advisory Agreement

Under the terms of our investment advisory agreement between the Adviser and the Fund (the “Investment Advisory Agreement”), our Adviser maintains overall responsibility for the oversight and management of our business and activities. The Investment Advisory Agreement has an initial term of two years, and continues in effect from year to year if its continuation is approved annually by the Board. The Board, or the Fund’s shareholders, may terminate the Investment Advisory Agreement on 60 days’ prior written notice to the Adviser. The Investment Advisory Agreement terminates automatically upon its assignment.

In consideration of the advisory and other services provided by the Advisor to the Fund, the Fund pays the Adviser a management fee at an annual rate of 1.25%, payable monthly in arrears and accrued daily based upon the Fund’s average daily net assets (including any assets in respect of Shares that will be repurchased as of the end of the month).

Expense Limitation

The Fund entered into an Expense Limitation and Reimbursement Agreement (the “Expense Limitation Agreement”) with the Adviser on April 8, 2024, pursuant to which the Adviser will agree to waive its monthly fee and pay, absorb or reimburse the Fund’s “Specified Expenses” (as defined below) to the extent necessary so that, at least until July 31, 2025, the Fund’s Specified Expenses do not exceed 2.50% of the average daily value of the Fund’s net assets with respect to any class (the “Expense Cap”). “Specified Expenses” of the Fund means all expense incurred in the business of the Fund, including organizational and operational expenses, with the exception of: (i) expenses of the Investment Funds and any other underlying funds (including contribution requirements for investments, expenses and management fees) (i.e., acquired fund fees and expenses); (ii) interest expense and any other expenses incurred in connection with the Fund’s credit facility (if any); (iii) expenses incurred in connection with secondary offerings, co-investments and other investment-related expenses of the Fund; (iv) Distribution and Servicing Fees (as defined in the Fund’s prospectus); (v) taxes; and (vi) extraordinary expenses (as determined in the sole discretion by the Investment Adviser). To the extent that the Adviser bears Specified Expenses in respect of a class of shares, the Adviser may receive reimbursement for any expense amounts that were previously paid or borne by the Adviser, for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser, even if such reimbursement occurs after the termination of the Expense Limitation Agreement, provided that the Fund may only make a repayment to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either: (1) the Expense Cap in place at the time such amounts were paid or borne by the Adviser; or (2) the Fund’s current Expense Cap.

Administration Agreement

Axxes Capital Inc. (the “Administrator”) serves as the Fund’s administrator. Pursuant to the Administration Agreement, the Administrator is responsible for, or will oversee the performance of, required administrative services, which includes providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the U.S. Securities and Exchange Commission (the “SEC”), and managing the payment of expenses and the performance of administrative and professional services rendered by others. The Fund will reimburse the Administrator for services performed for the Fund pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for the Fund by such affiliate or third party.

Unless earlier terminated as described below, the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of the Fund’s outstanding voting securities and, in each case, a majority of the Independent Trustees. The Fund may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of the Board or by the affirmative vote of a majority of the outstanding Shares. In addition, the Administrator may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice.

Sub-Administration Agreement

Ultimus Fund Solutions LLC (the “Sub-Administrator”) serves as the Fund’s Sub-Administrator. Pursuant to the Sub-Administration Services Agreement, the Sub-Administrator provides certain administrative services necessary for the Fund’s operation. Pursuant to the Sub-Administration Services Agreement, the Sub-Administrator will receive compensation from the Advisor.

Distributor

Under the terms of a distribution agreement (the “Distribution Agreement”) between the Fund and Ultimus Fund Distributors LLC (the “Distributor”), the Distributor distributes the Fund’s shares on a “best efforts” basis. The Distributor may enter into selected dealer agreements with various brokers and dealers and their agents that have agreed to participate in the distribution of shares. Additionally, the Distributor is authorized to retain other service providers to provide ongoing investor services and account maintenance services to shareholders. The Fund will pay a monthly fee to the Distributor out of the net assets of Class A Shares for shareholder servicing at an annual rate of 0.25% of the aggregate net asset value of Class A Shares and a monthly fee out of the net assets of Class C Shares at the annual rate of 0.75% for distribution and 0.25% for shareholder servicing of the aggregate net asset value of Class C Shares, determined and accrued as of the last day of each calendar month (before any repurchases of Shares). The Fund will not pay any fee to the Distributor with respect to the distribution of Class I Shares.

Note 5. Financial Highlights

Financial highlights are not required for the period from April 1, 2023 through February 7, 2024, as Axxes Investments LLC was the sole shareholder and investment activity did not commence.

Note 6. Subsequent Events

The Fund’s management has evaluated subsequent events through the date of issuance of the financial statements. There have been no subsequent events that occurred during such period that would be required to be recognized in the financial statements.

On February 21, 2024, the Fund received exemptive relief from the Securities and Exchange Commission which permits the Fund to issue multiple classes of shares of its common stock and to impose various differing fees and charges on the various classes (the “Multi-Class Exemptive Relief”).

Annex A

AXXES ADVISORS LLC PROXY VOTING

14 CORPORATE ACTIONS AND PROXY VOTING POLICY

14.1 Introduction

Rule 206(4)-6 of the Advisors Act (the “Proxy Rule”) requires a registered investment Advisor that exercises voting authority with respect to client securities to: (i) adopt written policies reasonably designed to ensure that the investment Advisor votes in the best interest of its clients and addresses how the investment Advisor will deal with material conflicts of interest that may arise between the investment Advisor and its clients; (ii) disclose to its clients information about such policies and procedures; and (iii) upon request provide information on how proxies were voted.

14.2 Corporate Action and Proxy Voting Policy

Axxes’ advisory services primarily include identifying underlying private equity and hedge fund managers with whom to invest the assets of its Private Access Funds or identifying sub- advisors to assist Axxes’ in managing the Direct Investment Funds, and therefore does not expect to vote proxies. Nevertheless, Axxes’ policy is to comply with the Proxy Rule and act solely in the best interest of the Client when exercising its voting authority. Axxes determines whether and how to vote corporate actions and proxies on a case-by-case basis and will apply the following guidelines, as applicable:

●	Axxes will attempt to consider all aspects of the vote that could affect the value of the issuer or that of the Client.

●	Axxes will vote in a manner that it believes is consistent with the Client’s stated objectives.

●	Axxes will generally vote in accordance with the recommendation of the issuing company’s management on routine and administrative matters, unless the Firm has a particular reason to vote to the contrary.

14.3 Conflicts of Interest

Axxes will not put its own interests ahead of those of any Client and will resolve any possible conflicts between its interests and those of the Client in favor of the Client. In the event that a potential conflict of interest arises, Axxes will vote on a case-by-case basis and undertake the following analysis.

A conflict of interest will be considered material to the extent that it is determined that the conflict has the potential to influence the Firm’s decision making in voting the proxy. If such a material conflict is deemed to exist, Axxes will refrain completely from exercising its discretion with respect to voting the proxy and will instead refer that vote to an outside service for its independent consideration. If it is determined that any such conflict or potential conflict is not material, Axxes may vote the proxy.

14.4 Voting Information and Recordkeeping

Under the Books and Records Rule, Axxes must retain:

●	its voting policies and procedures;

●	corporate action and proxy statements received;

●	records of votes cast;

●	records of its investor’s requests for voting information; and

●	any documents prepared by Axxes that were material to making a decision on how to vote.

All votes will be documented and maintained by the CCO.

Annex A-1

14.5 Operating Procedures and Compliance Review

Axxes’ advisory services primarily include identifying underlying private equity and hedge fund managers with whom to invest the assets of its Private Access Funds or identifying sub- advisors to assist Axxes in managing the Direct Investment Funds, and therefore, does not expect to vote proxies. Nevertheless, should there be an occasion to vote a proxy, Axxes will vote proxies manually as it deems necessary or appropriate, on a case by case basis. Prior to voting, the CCO will decide as to whether a material conflict of interest exists and will either resolve the conflict or refer the proxy vote to an outside service for its independent consideration. The CCO will conduct a periodic review of the proxy voting records to ensure that proxies are properly voted and records are appropriately maintained.

Annex A-2

PART C - OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1) Financial Statements:

Part A:	None.
Part B:	Statement of Assets and Liabilities as of February 7, 2024
Statement of Operations for the Period from April 1, 2023 through February 7, 2024
Statements of Changes in Net Asset for the Periods from April 1, 2023 through February 7, 2024 and from July 14, 2022 (inception) through March 31, 2023
Statement of Cash Flows for the Period from April 1, 2023 through February 7, 2024

(2) Exhibits:

(a)(1)(a)	Certificate of Trust(1)
(a)(1)(b)	Certificate of Amendment(4)
(a)(2)	Amended and Restated Declaration of Trust(5)
(b)	By-Laws(4)
(c)	Not Applicable
(d)	Multiple Class Plan Pursuant to Rule 18f-3(5)
(e)	Dividend Reinvestment Plan(5)
(f)	Not Applicable
(g)	Investment Advisory Agreement(5)
(h)(1)	Distribution Agreement(4)
(h)(2)	Form of Selling Agreement*
(i)	Not Applicable
(j)(1)	Custody Agreement(3)
(j)(2)	Amendment to Custody Agreement(3)
(k)(1)	Administration Agreement(5)
(k)(2)	Sub-Administration Agreement(4)
(k)(3)	Expense Limitation and Reimbursement Agreement*
(k)(4)	Expense Reimbursement Agreement(5)
(k)(5)	Trademark and Licensing Agreement with Axxes Capital Inc.(5)
(k)(6)	Transfer Agent Servicing Agreement(4)
(k)(7)	Distribution and Shareholder Servicing Plan(5)
(k)(8)	Fee Waiver Agreement*
(l)	Opinion and Consent of Delaware counsel(5)
(m)	Not Applicable
(n)	Consent of Independent Registered Public Accounting Firm*
(o)	Not Applicable
(p)	Initial Capital Agreement(5)
(q)	Not Applicable
(r)	Code of Ethics of the Registrant and Advisor(2)
(s)	Not Applicable
(t)	Power of Attorney for Ray Joseph, Paul Huchro, Gwendolyn Hatten Butler, Ric Thomas, Martha Bejar, Joseph DaGrosa, Jr., and Gary Bachman*

*	Filed herewith

(1)	Incorporated herein by reference to the Fund's Registration Statement on Form N-2 filed on September 1, 2023 (File Nos. 333-274313 and 811-23898).

(2)	Incorporated herein by reference to the Fund’s Registration Statement on Form N-2 filed on November 20, 2023 (File Nos. 333-274313 and 811-23898).

(3)	Incorporated herein by reference to the Fund’s Registration Statement on Form N-2 filed on January 17, 2024 (File Nos. 333-274313 and 811-23898)

(4)	Incorporated herein by reference to the Fund’s Registration Statement on Form N-2 filed on February 27, 2024 (File Nos. 333-274313 and 811-23898)

(5)	Incorporated herein by reference to the Fund’s Registration Statement on Form N-2 filed on April 9, 2024 (File Nos. 333-274313 and 811-23898).

ITEM 26. MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement. All figures are estimates

Registration Fees	$65,000
Printing	$2,785
Legal	$433,946
Accounting	$51,469
Total	$553,200

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

No person is directly or indirectly under common control with Registrant, except that the Registrant may be deemed to be controlled by Axxes Advisors LLC (the “Advisor”), the investment Advisor to the Registrant. The Advisor was formed under the laws of the State of Delaware in 2022. Additional information regarding the Advisor is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-126433).

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Set forth below is the number of holders of securities of the Registrant as of March 31, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Interest, Class A	0
Shares of Beneficial Interest, Class C	0
Shares of Beneficial Interest, Class I	1

ITEM 30. INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF ADVISOR

A description of any other business, profession, vocation, or employment of a substantial nature in which the Advisor, and each managing director, executive officer or partner of the Advisor, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Prospectus in the section entitled “Management of the Fund” and to the section of the Statement of Additional Information captioned “Management of the Fund.” The information required by this Item 31 with respect to each director, officer or partner of the Advisor is incorporated by reference to Form ADV with the Securities and Exchange Commission pursuant to the Investment Advisors Act of 1940, as amended (File No. 801-126433).

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

The Fund

3011 Ponce de Leon Blvd.

Suite 1420

Coral Gables, FL 33134

Transfer Agent – Ultimus Fund Solutions LLC

4221 North 203rd Street

Suite 100

Elkhorn, NE 68022

Custodian – U.S. Bank National Association

U.S. Bank Tower

425 Walnut Street

Cincinnati, OH 45202

Advisor – Axxes Advisors LLC

3011 Ponce de Leon Blvd.

Suite 1420

Coral Gables, FL 33134

Administrator – Axxes Capital Inc.

3011 Ponce de Leon Blvd.

Suite 1420

Coral Gables, FL 33134

Sub-Administrator – Ultimus Fund Solutions LLC

4221 North 203rd Street

Suite 100

Elkhorn, NE 68022

ITEM 33. MANAGEMENT SERVICES

Not Applicable.

ITEM 34. UNDERTAKINGS

(1)	Not Applicable.

(2)	Not Applicable.

(3)	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) not applicable;

(2) if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	Not Applicable.

(5)	Not Applicable.

(6)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables and the State of Florida, on the 13th day of September, 2024.

Axxes Private Markets Fund

/s/ Joseph DaGrosa, Jr.
By:	Joseph DaGrosa, Jr.
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities indicated on the 13th day of September, 2024.

Signature	Title

*Ray Joseph	Trustee
Ray Joseph

*Paul Huchro	Trustee
Paul Huchro

*Gwendolyn Hatten Butler	Trustee
Gwendolyn Hatten Butler

*Ric Thomas	Trustee
Ric Thomas

*Martha Bejar	Trustee
Martha Bejar

/s/ Gary Bachman	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Gary Bachman

/s/ Joseph DaGrosa, Jr.	Chief Executive Officer (Principal Executive Officer)
Joseph DaGrosa, Jr.

*/s/ Joseph DaGrosa, Jr.

Joseph DaGrosa, Jr., Attorney-in-Fact, pursuant to a power of attorney filed herewith.

EXHIBIT INDEX

(h)(2)	Form of Selling Agreement
(k)(3)	Expense Limitation and Reimbursement Agreement
(k)(8)	Fee Waiver Agreement
(n)	Consent of Independent Registered Public Accounting Firm
(t)	Power of Attorney